
AutoZone®

2023 ANNUAL REPORT

Notice of Annual Meeting of Stockholders and Proxy Statement


AutoZone
20CE265

Corporate Profile

AutoZone is the leading retailer and distributor of automotive replacement parts and accessories in the Americas. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories, and non-automotive products. We have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts. We also have commercial programs in the vast majority of our stores in Mexico and Brazil. We also sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. Additionally, AutoZone sells the ALLDATA brand automotive diagnostic, repair and shop management software through www.alldata.com. We also provide product information on our Duralast branded products through www.duralastparts.com. AutoZone does not derive revenue from automotive repair or installation.

- 7,140 stores (6,300 stores in 50 states in the U.S., 740 stores in Mexico, and 100 stores in Brazil)
- 5,682 domestic Commercial programs
- 14 Distribution centers
  (11 in the U.S., two in Mexico and one in Brazil)
- 119,000 AutoZoners

Selected Financial Highlights

(Dollars in millions, except per share data)	**2023**	2022	2021	2020	2019*
Net Sales	**$17,457**	$16,252	$14,630	$12,632	$11,864
Operating Profit	**$3,474**	$3,271	$2,945	$2,418	$2,216
Diluted Earnings per Share	**$132.36**	$117.19	$95.19	$71.93	$63.43
After-Tax Return on Invested Capital	**55.4%**	52.9%	41.0%	35.7%	35.7%
Domestic Same Store Sales Growth	**3.4%**	8.4%	13.6%	7.4%	3.0%
International Same Store Sales Growth**	**17.5%**	19.2%	20.7%	4.7%	7.2%
Operating Margin	**19.9%**	20.1%	20.1%	19.1%	18.7%
Cash Flow from Operations	**$2,941**	$3,211	$3,519	$2,720	$2,129


AutoZone

* FY2019 includes a 53rd week of results
** Based on constant currency. Excludes impacts from fluctuations of foreign exchange rates.


AutoZone
LIVE THE
PLEDGE

Dear Customers, AutoZoners and Stockholders,

In preparation for my 19th and final Stockholder letter as President and Chief Executive Officer (CEO), I went back and read my first letter to you in the fall of 2005. I was amazed by the consistency of our focus in 2005 and today's priorities. Our Operating Plan theme was "Live the Pledge" and that's the theme for fiscal 2024 ("FY24"). Our top priorities in 2005 were "U.S. Retail; Continues to be our #1 Priority"; "Commercial: Continued Significant Growth Opportunities"; and "Mexico: Steady Growth, Future Potential". Sound familiar? Those are the same Strategic Priorities we have today except "Mexico" has become "International". While the focus is the same, the scale has changed tremendously – we have basically doubled our store count and the number of fantastic AutoZoners on our team, our sales have grown from $5.7 billion to $17.5 billion, cash flow from operations has grown from $648 million to averaging well over $3 billion for the last three years and our stock price has increased from $85 in March of 2005 to, as of this writing, $2,650 – increasing more than 30 times. Simply put, our team has delivered on those promises.

I love reflecting on the final paragraph of our 2005 letter with the benefit of hindsight. "Can we grow this business and grow it profitably into the future? Yes. AutoZone is well positioned to profitably grow sales. We have a clear plan for the future and a strong team to execute it. I look forward to updating you on our continued success well into the future".

I could say the exact same thing today – except for me updating you well into the future!

After eighteen years of leading the organization, this past June, I decided to step down from the President and CEO roles in January 2024. While I will remain the Executive Chairman, my day-to-day responsibilities will change. After a very robust formal succession planning process over three years, in June we announced that AutoZone's next Chief Executive Officer will be Phil Daniele. Phil is a 30-year AutoZoner and a tremendous leader. Phil knows the intricacies of the organization and this industry as well as anyone. He started his career as a part time employee with Walts Auto Parts in Jacksonville, Florida. He joined AutoZone as a Manager in Training in 1993 and worked his way up the organization through many areas and roles, most recently Executive Vice President, Merchandising, Marketing, and Supply Chain. While I will remain very engaged and an advisor to Phil and the broader team, I want to express how excited I am that in January 2024 Phil will become the 5th CEO in AutoZone's near 45-year history. He has the skills, temperament, communication skills, passion and courage to lead this organization into its next many years of success. As I told over 3,000 AutoZoners at our recent National Sales Meeting in Memphis, TN, - when we began this succession process, I promised the board that we wouldn't deliver a CEO, we would deliver a CEO with a strong team of leaders at their side. I told our National Sales Meeting in September – "Mission Accomplished". We have built a deep bench of amazing leaders who are ready to continue leading, many in elevated roles. It is their time, and I am so excited about what they will accomplish together as 1Team in the coming years. I want to stress our company's success is built on our unique and powerful culture. It is what differentiates us and allows us to achieve the challenging goals we set for ourselves every year. From our founder Pitt Hyde's vision, to our past and current leaders, we are unwavering in doing the right things and doing them the right way. As we regularly say, you must get the little things right to accomplish large goals. Much has evolved and changed over the years, however, AutoZone's purpose for existing remains unchanged – we exist to serve the needs of the motoring public, our customers. At AutoZone, everything begins and ends with putting the customer first!

One thing we know for sure, we can't put our customers first without talented, passionate, dedicated AutoZoners. I want to thank our AutoZoners across the globe for what the company has been able to accomplish due to their efforts since we opened our first store in Forest City, Arkansas in 1979. We have built an organization that is focused on customers first. As our Pledge begins, AutoZoners Always Put Customers First, and that is what drives us.

As I have said to many at AutoZone, this past year was a solid year, but not our best year. We dealt with the challenges of a slowing Commercial business and a difficult macro backdrop. Yet even with these issues, we delivered solid financial results. Being a very financially disciplined company, we were able to generate operating profit growth of an amazing 61% since fiscal 2019 ("FY19") results. I reference FY19 because it was the year prior to the COVID-19 pandemic.

On behalf of AutoZoners everywhere, I am honored to update you on our progress, our impressive results for fiscal 2023 ("FY23") and to review our opportunities for FY24 and beyond.

To start, I want to say a sincere thank you to our 119,000 AutoZoners across the company and around the globe for what they have been able to accomplish over the past four years by intensely focusing on customer service and safety while dealing with the COVID-19 pandemic and its aftermath. We asked a tremendous amount of AutoZoners in our stores and our distribution centers who led the charge in delivering these impressive results. We achieved record sales of $17.5 billion, operating profit of $3.5 billion, and earnings per share of $132.36 in 2023. We could not have achieved these results without the entire organization working together to succeed.

As we turn our attention to 2024, as noted above, the operating theme that we have chosen is based on who we are: "Live The Pledge," which is both our action plan and a commitment to doing the right things for our Customers and AutoZoners. We highlight the Pledge at the top of each of our annual stockholder letters, and we do this because it is so core to who we are and the expectations of how we operate every day.

As we look to our future, I am very enthusiastic about our ability to grow by building upon the momentum gained over the last four years and executing on some very exciting initiatives to improve our product availability and service levels. In many respects, our business is simple - we understand that first and foremost we need to have products in-stock in our stores to be able to say "yes" to our customers' automotive needs, and then we have to execute on our service commitments by getting the part in the hands of our customers as soon as possible. Time is money for our customers, and to be able to quickly service our customers, especially our professional ones, we have invested extensively in product availability in recent years to meet or exceed our customers' expectations. Our ongoing investments in our AutoZoners, Supply Chain, Hubs and Mega Hubs, Information Systems, and store openings are where we will continue to focus our deployment of capital and resources. I remain very bullish about this upcoming year, and I believe we are well positioned to drive sales and profits and build on what we accomplished in FY23.

Summary of 2023 Results

For FY23, our focus was to Accelerate Together by driving continued sales growth across both our Retail and Commercial businesses – which remain our top two strategic priorities, while also continuing with our international success. As I previously mentioned, FY23 was a solid year, but we had our fair share of challenges when it came to execution. While we delivered continued impressive financial results with a record $17.5 billion in sales and grew domestic same stores sales by an admirable 3.4%, our execution was not up to our high standards. I describe it as needing to exit "pandemic mode". While adjusting to the ever-changing environment during the pandemic was acceptable then, it certainly is not acceptable now. Across the enterprise in FY23, we didn't live up to our "Flawless Execution" mantra. This execution shortfall was evident in our inability to meet our store opening goals in the U.S., Mexico and Brazil. In the stores, we weren't writing great schedules, our shrink expense was growing, turnover has been unacceptably high, etc. and our supply chain hasn't gotten back to historical norms on in-stock, turnover or productivity. Ultimately, from our store support centers, to our stores and supply chain, we adapted during the pandemic, as we should have. Now, during more predictable times, we have to and are returning to the process disciplines that have led to our success over the last 44+ years. Encouragingly, we opened 340 net new Commercial programs in FY23 which was more than double the 163 net new domestic Commercial programs opened in FY22. We now have 90% of our domestic stores with Commercial program along with the vast majority of our stores in Mexico and Brazil.

Of our company's many successes in FY23, our accelerated sales and operating profit growth internationally was clearly our brightest shining star. On a constant currency basis, we were able to generate 17.5% Same Store Sales results. This marks our third consecutive year of double digit International Same Store Sales on a constant currency basis. However, with International representing just over 10% of our overall revenues, our Domestic Commercial business remains our top priority for growth. Domestic Commercial is just over 25% of AutoZone's total revenues, and it grew an impressive 8.7% in FY23, but slower than the exceptional 26.5% growth we experienced in fiscal 2022 ("FY22"). While we appreciated that we were unlikely to grow Commercial in 2023 to the degree we grew in FY22, we were disappointed by the 8.7% growth we delivered. Domestic Commercial remains our number one strategic growth opportunity. With

Domestic Commercial sales reaching an all-time record of $4.6 billion dollars in FY23 and having less than 5% share of this significant and growing industry, we are excited about our future growth prospects. For the year, we averaged $16,000 in average weekly sales per Commercial program in the U.S., up from $15,500 last fiscal year.

During 2023, we continued to make significant investments to enhance our supply chain and our ability to say "Yes! We've Got It!" to our customers. While in FY22, we announced the future opening of three additional AutoZone distribution centers – two in the U.S. and one in Mexico, in FY23 we began construction on two and purchased the property on the third. These are very exciting additions to our supply chain network. In the U.S. the two new distribution centers will grow our capacity by 20 percent. And these two centers will be the most technologically advanced facilities we've ever opened. With a targeted opening date of early calendar 2025, these investments will help improve our store in-stock positions and enhance our ability to deliver harder-to-find parts to our customers. Additionally, in FY23 we opened a new direct import facility on the west coast. This facility will make our very robust direct import program more efficient by allowing us to postpone inventory allocations until those parts and products are on U.S. soil.

We continue to be very bullish on our hub and mega hub strategy. As a point of reference, our hubs allow us to carry roughly 50,000 SKUs - more than twice the assortment of a typical store - and our mega hubs allow us to carry 80,000 to 110,000 SKUs. In FY23, we ended the year with 98 domestic mega hubs and 210 domestic hubs. Our hub and mega hub stores continue to out-perform our sales expectations, yielding increased market share gains. With a goal of having, ultimately, 200 mega hubs and 300 hubs domestically, or 500 AutoZone stores with materially enhanced product assortments in the U.S. over the next few years, we are only about halfway to our mega hub opening goals. In FY24 we will again be a growing our hub and mega hub stores.

Aside from store openings, we invested a record amount of capital for future growth. In recent years, as technological innovations continue to accelerate across society, so does our appetite for technology enhancements at AutoZone. We have made considerable and accelerated investments in technology to grow our Retail sales, while also deploying improved technology for our commercial deliveries that improve our on-time performance. Additionally, we will continue to leverage new technologies in our supply chain. We are investing significantly in information systems and security programs to make them more robust and resilient. We are committed to "incremental innovation" as innovation is always required but incremental innovation lowers the risk profile versus "revolutionary innovation."

On the international front, we opened 65 stores during FY23, up from 59 the year before. This year we opened our 100th store in Brazil - an amazing accomplishment! We could not be prouder of our AutoZoners in Brazil. From our first international store opened in 1998 to our 100th Brazilian store opened this year; we continue to focus on how best to serve our international customers while continuing to build our brand across the Americas. Our international business is now over 10% of our company's total revenues, and we are planning to accelerate our investments in these growth markets for years to come.

We also could not have been prouder of our ALLDATA team and their results. ALLDATA had an outstanding year, growing both sales and operating profit to record levels. ALLDATA services customers in several countries beyond the United States, and we believe ALLDATA continues to have significant growth ahead as we drive to solve our commercial customers' challenges through leveraging technology.

As part of the 2022 Annual Report, we shared with you the work we were doing regarding Environmental, Social and Governance (ESG) matters. I'm happy to report that while this is a journey, likely without a concrete destination, we have made significant progress. We expect to publish our ESG report annually, each April. Our report goes into detail on the progress we have made and the resulting disclosures and commitments. On ESG, I've always felt our governance practices are well-defined as we have made very intentional decisions on what we believe to be best for AutoZone, our customers, AutoZoners and stockholders. On the social front, our unique and powerful culture shines bright and strong and is a key differentiator for us in the marketplace. Additionally, I'm very proud of the diversity of our organization from the Board of Directors to senior leadership and, in particular, our field leadership team. Regarding environmental, we have expressed our ambition to achieve Net Zero greenhouse gas emissions (GHG) by 2050. We have also made short, medium and long-term GHG reduction targets that are intended to align with the Paris Agreement's goal of maintaining global temperature rise of 1.5 degrees Celsius. We look forward to continued engagement with you, our stockholders, on this topic.

Finally, I'm very proud of our organization for the hard work and collaboration exhibited over the last few years as we have navigated the turbulent waters of COVID-19, government and societal responses, and the most recent economic challenges. Our team never blinked when we faced these challenges. Our leadership stepped up and delivered exceptional results in the face of these challenges. We have grown our Retail and Commercial market share significantly since the start of the pandemic – our customers have voted with their wallets, and our sales performance relative to industry growth rates validates the progress we have made.

Our Future

As noted above, over the last couple of years, as we navigated the pandemic we didn't focus enough on the basics of our business and sufficiently leverage the process disciplines we have built over decades. Sure, we had many successes. But, to continue to enhance our competitive positioning we have to get back to flawlessly executing. Over the last six months, we've made some organizational changes, we radically intensified our focus on the details of our operations and our execution is improving. Our mantra for FY24 will be Live the Pledge – leading to flawless execution. I am very excited about what we can accomplish in FY24 and beyond.

For FY24, we expect there will continue to be macro challenges. These challenges will be a headwind at times, but also represent a real opportunity for further market share gains. Our goals and expectations for the year will mirror our longer-term historical experiences. And our focus will be keenly on “the customer” with an adherence to our Pledge.

Our strategy will be consistent. We will continue to grow our store count in the U.S, and Mexico by around 200 and we will further accelerate growth in new stores in Brazil. We expect to open as many as 40 locations in Brazil in 2024. Our hub and mega hub strategy will continue to be a key focus with an expectation to reach 500 locations in the U.S. over the next several years.

Recently, we announced that after a strategic review, we would be opening more domestic and international stores on an annual basis. Over the last five years, we averaged 140 Domestic store openings and 50 International openings for roughly 190 new stores a year in the Americas. We plan on accelerating this pace and aspire to open as many as 500 stores annually five years from now. So, by fiscal 2028 we are modeling 500 store openings with the split being 300/200 between the U.S. and International. FY24 will remain around 200, but we will ramp from there. As our profitability per store is materially higher than it was at the start of the pandemic, our ultimate opportunities for stores in U.S. and Mexico have expanded tremendously. We now believe we can have close to 10,000 stores in the U.S. and roughly 1,500 in Mexico and, as we further penetrate the Commercial market in both countries, those numbers are likely to grow from here. While ramping up our store opening plans, we remain committed to being diligent and disciplined with our investments and have no plans on changing our capital allocation strategy. We will continue to hold our investments to the same hurdle rates driving strong returns on invested capital as we understand the capital we invest is our stockholders’ capital.

We will be entering the fourth year of our Retail Acceleration strategy and our customers can see the fruits of those efforts in our rollout of self-checkout, a new Hybrid Znet (parts lookup system), and further and seamless integration of our digital engagement with customers. Our goal in Retail is to continue to retain the market share we amassed in the pandemic, especially in unit share, and focus on further market share growth.

In Commercial, our expectation is to continue to grow materially faster than the market. We expect our Commercial sales to improve throughout FY24 as our many initiatives take hold. We also expect to improve our Commercial execution and we are excited by the recent changes we’ve made. As we recently proclaimed, our long-term goal is to become the largest in each sector where we operate and that certainly includes the U.S. Commercial business. We will continue to refine and enhance our execution on the strategy we began developing about six years ago. It is a comprehensive strategy that includes improved product availability, leveraging the Duralast brand, improving our service levels and the productivity of our sales processes and making sure we are priced “right.”’ We will also be asking ourselves “what’s next” to further enhance our competitive position in this highly fragmented market.

Our supply chain team is working diligently to prepare our distribution network for the next decade. We are adding new facilities, improving our systems leveraging automation, and enhancing processes all while intensely focusing on returning to our historical safety, service and productivity standards.

Before I close, I want to thank our entire Board of Directors for their counsel, support, guidance, and coaching. We have a tremendous group of individuals who serve on our board. They are a strong and cohesive team, and their team-based approach substantially enhances their individual contributions.

I also want to thank three of our senior executives who are retiring around the end of the calendar year. Grant McGee, Senior Vice President (SVP) Commercial, Charlie Pleas, SVP Finance and Accounting and Al Saltiel, SVP of Marketing and eCommerce have all played pivotal roles during their AutoZone tenures. They certainly will be missed but each of them has prepared their organizations for huge success following their well-earned retirements.

This letter marks my nineteenth since becoming Chief Executive Officer. It has been an honor serving in this capacity. It has been a huge privilege to work alongside so many amazing AutoZoners and leaders, and I'm extraordinarily proud of the team we have built! We have outstanding executives who are experienced and ready to take the company to the next level of success. As I have been saying, change is in the air, and with change come opportunities. With Phil Daniele as our Chief Executive Officer combined with the talented team supporting him, AutoZone is well positioned for future success.

Again, I want to thank all AutoZoners for their continued dedication and tireless efforts in FY23. Additionally, I would like to thank you, our stockholders, for the confidence you have placed in our team by your decision to invest in AutoZone. We remain committed to managing your capital wisely, achieving an appropriate return on the capital you entrust us to deploy and returning excess cash through our share repurchase program.

We have a wonderful culture that has been built over the past 44 years and counting. We remain passionate to Live The Pledge and our Values in order to earn our customers' trust and business every day. I continue to believe that our best days are ahead.

Thank you for staying in the Zone with us for all these years!

Sincerely,

Bill Rhodes

Bill Rhodes
Chairman, President and CEO





AutoZone®

Notice of Annual Meeting of Stockholders and Proxy Statement





Proxy

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS



DATE AND TIME

December 20, 2023
8:00 a.m. Central Time



PLACE

J. R. Hyde III Store Support Center
123 S. Front Street
Memphis, Tennessee 38103



RECORD DATE

Close of business on
October 23, 2023

ITEMS OF BUSINESS

Proposal	Board Voting Recommendation
1. Election of 10 directors	FOR each nominee
2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2024 fiscal year	FOR
3. Approval of an advisory vote on the compensation of named executive officers	FOR
4. Approval of frequency of advisory vote on named executive officer compensation	1 YEAR

In addition, we will transact such other business properly brought before the meeting.

VOTING

Your vote is important. We strongly encourage you to submit your vote as promptly as possible through the Internet, by telephone or by mailing your completed and signed proxy card (or voting instruction form, if you hold your shares through a broker, bank or nominee). For more specific instructions on how to vote, please see page 68.

MEETING MATERIALS

This Proxy Statement and our 2023 Annual Report are available on the Investor Relations section of our website at investors.autozone.com. Additionally, you may access our proxy materials at www.envisionreports.com/AZO.

ATTENDING THE MEETING

We are holding the 2023 Annual Meeting at the J. R. Hyde III Store Support Center located at 123 S. Front St, Memphis, Tennessee 38103. For additional information on how you may attend or vote at the meeting, please see page 68.

By Order of the Board of Directors,

Jenna M. Bedsole

Memphis, Tennessee
October 30, 2023

Jenna M. Bedsole
Secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

PROXY SUMMARY

This Proxy Summary provides general information about AutoZone and highlights information contained elsewhere in this Proxy Statement. As it is only a summary, please refer to the entire Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended August 26, 2023 before you vote. In this Proxy Statement, we use the term “AutoZone,” “we,” “us,” “our” and “the Company” to refer to AutoZone, Inc.

MEETING INFORMATION

DATE & TIME

December 20, 2023
at 8:00 a.m. CT

LOCATION



J. R. Hyde III Store Support Center, 123 S. Front Street, Memphis, Tennessee 38103

RECORD DATE



Shareholders of record as of the close of business on October 23, 2023 are entitled to vote.

ITEMS OF BUSINESS

Proposal No.		Board Recommendation	Page
1.	Election of 10 directors	FOR each of the directors	22
2.	Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2024 fiscal year	FOR	28
3.	Approval of an advisory vote on the compensation of named executive officers	FOR	30
4.	Approval of frequency of advisory vote on named executive officer compensation	1 YEAR	31

VOTING

We strongly encourage you to submit your vote as promptly as possible through the Internet, by telephone or by mailing your completed and signed proxy card (or voting instruction form, if you hold your shares through a broker, bank or nominee). You may also attend the Annual Meeting and vote in-person.

Internet



Visit the website on your proxy card, voting instruction form or electronic communications.

Telephone



Call the telephone number on your proxy card, voting instruction form or electronic communications.

Mail



Sign, date and return your proxy card or voting instruction form in the enclosed envelope.

At the Meeting



Attend the Annual Meeting and vote in-person.

For more specific instructions on how to vote as well as how to attend the Annual Meeting, please see page 68.

ABOUT THESE MATERIALS

We began mailing our Notice of Internet Availability of Proxy Materials (the “Notice”) to each shareholder entitled to vote at the Annual Meeting on or about October 30, 2023. Our Board of Directors (the “Board”) has sent you this Proxy Statement to solicit your vote at the Annual Meeting or any adjournment thereof.

AutoZone Highlights



FY23 FINANCIAL AND OPERATIONAL HIGHLIGHTS*



- **$17.5 Billion in Revenue** and **$132.36 Diluted Earnings per Share**
- Completed **$3.7 billion in Share Repurchases**
- Average of **17.9% Total Shareholder Return (TSR)** for past 20 years
- **7,140 Stores Globally**, including 6,300 in the U.S., 740 in Mexico and 100 in Brazil
- **5,682 Commercial Programs** in the U.S.

For more information, see: AutoZone's Form 10-K for FY23 filed with the Securities and Exchange Commission ("SEC").

CORPORATE GOVERNANCE



- **Board Leadership** consists of Chairman, Chief Executive Officer ("CEO") and President as well as Lead Independent Director
- **Disciplined succession planning efforts** resulted in appointment of CEO-Elect with over 30 years of AutoZone tenure and nearly 40 years of industry experience
- Committees made up entirely of **Independent Directors**
- One class of outstanding shares with **each share entitled to one vote**
- Committee charters reflect **strong oversight of environmental, social and governance ("ESG")** matters
- Corporate Governance Principles amended to provide for **Board Diversity Policy**

For more information, see: Corporate Governance beginning on page 7.

EXECUTIVE COMPENSATION



- Significant portion of executive's compensation is **variable or at-risk**
- Annual Incentive Plan tied to **economic profit**, as a function of Earnings Before Interest and Taxes ("EBIT") and Return on Invested Capital ("ROIC")
- **Shareholder support for Say-On-Pay Vote** at 93% for average of past ten years, and 88% last year
- Compensation plans and practices reviewed to ensure they **do not encourage excessive risk-taking**
- **Stock Ownership Guidelines** aligned to compensation strategy

For more information, see: Compensation, Discussion & Analysis beginning on page 26.

SHAREHOLDER ENGAGMENT



- Conduct **year-round outreach** through our senior management, investor relations and legal teams to understand shareholders' perspectives, priorities and concerns
- In the Summer and Fall of 2023, **invited investors representing 59.9% of shares outstanding** to discuss corporate governance practices and CEO transition

For more information, see: Shareholder Engagement on page 15 and Compensation, Discussion & Analysis on page 26.

** Information reflected as of, and for the fiscal year ended, August 26, 2023, as applicable*

Disclaimer: The contents of any websites, reports or other materials are not incorporated by reference into this proxy statement and do not constitute a part of this proxy statement.

PLEDGE &VALUES

AutoZoners always put customers first!
We know our parts and products.
Our stores look great!
We've got the best merchandise at the right price.

AutoZone
ALLDATA

An AutoZoner Always...

PUTS CUSTOMERS FIRST
Exceed your customers' expectations by providing WOW! Customer Service and going the Extra Mile. Understand your customers' needs and solve their problems. Treat each customer as your only customer.

CARES ABOUT PEOPLE
Treat people with dignity and respect. Recognize great work and provide frequent feedback. Demonstrate concern for others and your community. Create a safe environment. Own your development and help develop others.

STRIVES FOR EXCEPTIONAL PERFORMANCE
Be accountable and honor your commitments. Act in a manner of the highest legal and ethical standards. Use resources wisely and promote a culture of thrift. Take strong initiative, act quickly and do the job right the first time.

ENERGIZES OTHERS
Share your passion for the business. Generate enthusiasm, motivate others and promote innovation. Listen and assume positive intent in others.

EMBRACES DIVERSITY
Welcome each individual's heritage, differences and unique qualities. Build teams with diverse thoughts, skills, knowledge and backgrounds. Value the ideas and opinions of others.

HELPS TEAMS SUCCEED
Actively contribute to team goals and seek opportunities to lead. Be a reliable and supportive team member. Strive for accurate and clear communication. Place team goals over personal goals.





CULTURE

- Our **Pledge and Values** foster a strong, unique culture of teamwork and customer service. Every AutoZoner, from the Board of Directors and CEO Team (Vice Presidents and above) to AutoZoners in our stores, strive to ***Live the Pledge***.
- Meetings at AutoZone begin with our **Cheer**, to remind us of our commitment to customer satisfaction and our promise to put customers first, and an **Extra Miler Story**, to recognize fellow AutoZoners for living our Pledge and Values and taking care of our customers.
- We believe our commitment to living the **Pledge and Values** and strong **culture of recognition** is what sets us apart from our competitors and drives our success.



HUMAN CAPITAL MANAGEMENT

- Approximately **119,000 AutoZoners** Globally
- Named to **Forbes World's Best Employers** for 2021 and 2022
- **Significant diversity** of backgrounds, experiences and tenures represented on the **Board** and **Executive Committee**
- **Six Business Resource Groups** supported by a cross-functional **Diversity Council** and **Diversity, Equity and Inclusion ("DEI") Steering Committee**
- Published **EEO-1 compliant disclosure** in ESG Report

For more information, see: Our most recent ESG Report at investors.autozone.com.

Forward Looking Statements: Certain statements contained in this proxy statement, including statements about our estimates, expectations, beliefs, intentions or strategies, constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, some of which are discussed in more detail in the "Risk Factors" section contained in Item 1A under Part 1 of the Company's Annual Report on Form 10-K for the year ended August 26, 2023. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Board of Directors Nominees

Name and Principal Occupation	Independent	Age	Director Since	Diversity		Committee Membership		
				Gender	Ethnicity	Audit	Comp	NomGov
Michael A. George Former President and CEO of Qurate Retail	✓	62	2022			M		
Linda A. Goodspeed Former Managing Partner and COO of WealthStrategies Financial Advisors	✓	61	2013	✓		M	M	
Earl G. Graves, Jr. President and CEO of Black Enterprise	Lead ✓	61	2002		✓			Chair
Enderson Guimaraes Former President and COO for Laureate Education, Inc.	✓	64	2012		✓			M
Brian P. Hannasch President and CEO of Alimentation Couche-Tard	✓	57	2022				M	
D. Bryan Jordan Chairman, President and CEO of First Horizon Corporation	✓	61	2013			Chair		M
Gale V. King Former EVP and Chief Administrative Officer of Nationwide Mutual Insurance Company	✓	67	2018	✓	✓		M	
George R. Mrkonic, Jr. Former Non-Executive Chairman of Maru Group	✓	71	2006			M	Chair	
William C. Rhodes, III Chairman, President and CEO of AutoZone, Inc.		58	2005					
Jill A. Soltau Former CEO of J.C. Penney Company, Inc.	✓	56	2018	✓				M

(Chair icon) indicates Committee Chairperson
M indicates Committee Member
"Lead" indicates Lead Independent Director

"CEO" indicates Chief Executive Officer
"COO" indicates Chief Operating Officer
"EVP" indicates Executive Vice President

BOARD SKILLS

See page 12 for additional information on director composition.

Core Skills	
Leadership	10 / 10
Financial Literacy	10 / 10
Previous Public Company Board Experience	9 / 10
Strategy & Business Development	10 / 10
Risk Management	10 / 10

Distinct Strengths	
Retail & Consumer	9 / 10
International	5 / 10
Technology	6 / 10
CEO Experience	6 / 10
Financial Expertise	6 / 10
Supply Chain	6 / 10
Human Capital Management	8 / 10

BOARD COMPOSITION

Independence	
Independent	9 / 10
Not Independent	1 / 10

Diversity	
Gender	3 / 10
Race / Ethnic	3 / 10

Age	
50 – 59 years	3 / 10
60 – 69 years	6 / 10
70+ years	1 / 10

Tenure	
0-5 Years	4 / 10
6-10 Years	2 / 10
11-15 Years	1 / 10
16+ Years	3 / 10

EXECUTIVE COMMITTEE AT-A-GLANCE

DIVERSITY

- Female: ●●
- Black: ●●●●
- Hispanic / Latin: ●●
- Two or More Races: ●●

DEI LEADERSHIP*

- BRG Sponsors: ●●●●●●
- DEI Council Members: ●●●●●●

TENURE

- 0-5 Years: ●●●
- 6-10 Years: ●
- 11-20 Years: ●
- 21+ Years: ●●●●●●●●●●

Total: 15 Executive Committee Members

** Refers to leadership, support and promotion of the Company's DEI initiatives, through serving as an Executive Sponsor of a Business Resource Groups ("BRGs"), a member of the DEI Council or a member of the DEI Steering Committee.*

Proxy

TABLE OF CONTENTS

Corporate Governance	**7**
Governance Framework	7
Risk Oversight	9
Board and Committee Meetings	10
Board Composition	12
Director Compensation	16
Shareholder Engagement	18
Related Party Transactions	20
Audit Committee Report	21
The Proposals	**22**
Proposal 1 – Election of 10 Directors	22
Nominees	23
Proposal 2 – Ratification of Independent Registered Public Accounting Firm	28
Audit and Non-Audit Fees	29
Audit Committee Pre-Approval	29
Proposal 3 – Advisory Vote on Executive Compensation	30
Proposal 4 – Frequency of Advisory Vote on Named Executive Officer Compensation	31
Other Matters	31
Compensation Discussion and Analysis	**32**
Compensation Committee Report	32
Executive Summary	33
Compensation Framework	35
Compensation Governance	39
Compensation Program Details	44
Other Practices, Policies & Guidelines	50
Summary Compensation Table	54
Grants of Plan-Based Awards	55
Outstanding Equity Awards at Fiscal Year-End	56
Option Exercises and Stock Vested	57
Nonqualified Deferred Compensation	57
Potential Payments upon Termination or Change in Control	58
Pay Ratio Disclosure	61
Share Ownership Information	**64**
Beneficial Ownership Tables	64
Equity Compensation Plans	66
General Information	**67**
Attending and Voting Information	67
The 2024 Annual Meeting	70

CORPORATE GOVERNANCE

AutoZone has a long-standing commitment to promoting the long-term interests of our customers, AutoZoners and shareholders. In furtherance of this commitment, the Board has adopted a comprehensive governance framework to allow it to provide effective oversight and make informed decisions relating to the business, strategy, risk, culture and more. The following section discusses key aspects of our corporate governance structure, policies and practices.

Governance Framework

BOARD LEADERSHIP STRUCTURE

We do not have an express policy on whether the roles of Board Chairman and Chief Executive Officer should be combined or separated. Instead, the Board prefers to maintain the flexibility to determine which leadership structure best serves the interests of our shareholders. If the positions of the Chairman of the Board and CEO are held by the same person, or if the Chairman is employed by or not independent of AutoZone, then the Board will select an independent director to serve as the Lead Independent Director.

Currently, our Board believes that having a combined Chairman and CEO, a Lead Independent Director, Independent Committee Chairs, Independent Committee members and 90% of Independent Board members provides the best Board structure for AutoZone. This structure, together with our other corporate governance practices, provides strong independent oversight of management while ensuring clear strategic alignment throughout the Company.

While we currently have a combined Chairman and CEO leadership structure, the Board intends to separate the positions of Chairman and CEO in connection with the previously announced CEO succession expected to occur in January 2024. The Board has regularly reevaluated this leadership structure as part of the Board evaluation and Board succession planning processes to ensure these important governance matters are considered thoroughly and holistically.

LEAD INDEPENDENT DIRECTOR



Earl G. Graves, Jr.
Lead Independent Director

Our Lead Independent Director, Earl G. Graves, Jr., is a non-employee director who is elected by the Board annually. Our Corporate Governance Principles provide our Lead Independent Director with clearly defined responsibilities as follows:

- Presides at all executive sessions of the Board (without management present) at every regularly scheduled Board meeting;
- Chairs Board meetings when the Chairman is not present;
- Works with management to determine the information and materials to be provided to Board members;
- Approves Board meeting agendas, schedules, and other information to be provided to the Board;
- Consults with the Chairman on such other matters as are pertinent to the Board and the Company;
- Has the authority to call meetings of the independent directors;
- Is available for direct communication and consultation with major shareholders upon request; and
- Serves as a liaison between the Chairman and the independent directors.

In addition, our Lead Independent Director, Mr. Graves, serves as Chairman of the Nominating and Corporate Governance Committee, which enables him to ensure the governance practices of the Board are best suited for the needs of the Company and its shareholders. In this capacity, Mr. Graves and the other independent members of the Nominating and Corporate Governance Committee oversee Board evaluations and Board refreshment, among other things.

DIRECTOR INDEPENDENCE

As stated in AutoZone's Corporate Governance Principles, a substantial majority of the Board of Directors should be independent in accordance with the rules of the New York Stock Exchange ("NYSE"). The Board annually assesses each director's independence after reviewing relevant relationships involving such director and AutoZone. As part of this review, the Nominating and Corporate Governance Committee and the Board considered all such relationships involving AutoZone's non-employee directors, including the below matters.

Ordinary Course Transactions and Business Relationships. The Company routinely procures goods or services from various entities for which a director or his or her immediate family member may be affiliated. During FY23, all such transactions were conducted in the ordinary course of business and on an arms-length basis.

- Ms. Soltau is a member of the board of directors of Southwest Airlines Co., from which AutoZone purchased airline tickets.
- Mr. Hannasch is the President and Chief Executive Officer of Alimentation Couche-Tard, which operates Circle K convenience stores, from whom AutoZone purchased miscellaneous goods.
- Mr. Jordan is the Chief Executive Officer and Chairman of the board of directors of First Horizon Corporation. First Horizon holds various AutoZone deposit accounts and participates in one of AutoZone's supplier confirmed receivables programs (under which some AutoZone vendors are borrowers, but AutoZone is not a party to those agreements).
- Ms. King is a member of the board of directors of Unum Group, with whom AutoZone procured group insurance benefits.

Current or Prior Employment of Immediate Family Member. Directors may have an immediate family member who is an employee of AutoZone. In FY23, all such employment relationships were in a non-officer capacity and all compensation-related decisions were made in a manner that is consistent with internal practices and policies.

Charitable Contributions or Event Sponsorships. The Company periodically makes donations to not-for-profit organizations or sponsors events with which Board members or their immediate family members may be affiliated. During FY23, all such contributions were conducted in the ordinary course of business and consistent with AutoZone's charitable giving guidelines or otherwise in furtherance of a business purpose.

As such, the Board concluded that none of these transactions were, individually or cumulatively, material to AutoZone and also did not materially benefit any director, directly or indirectly. Accordingly, the Board affirmatively determined that none of Mses. Goodspeed, King, or Soltau or Messrs. George, Graves, Guimaraes, Hannasch, Jordan or Mrkonic has a material relationship with the Company other than in their capacity as a Board member and that all of them are independent within the meaning of the AutoZone Corporate Governance Principles, the NYSE listing standards and applicable law. The Board also determined that Mr. Rhodes is not independent since he is an employee of the Company.

COMMITTEES. AutoZone's Board has three standing committees, each consisting solely of independent directors—the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Additional information about each of the Committees is included below.

GOVERNANCE DOCUMENTS. The key governance documents and policies adopted by the Board are:

- Corporate Governance Principles;
- Charters for its Audit, Compensation, and Nominating & Corporate Governance Committees;
- Code of Conduct for all AutoZoners, including directors, officers and employees;
- Code of Ethical Conduct for Financial Executives; and
- Policy on Political Contributions and Lobbying Engagements.

The Board reviews these corporate governance documents and policies from time to time and revises them when it believes it serves the interests of the Company and its shareholders to do so, such as in response to changing governance practices or legal requirements. Each of these documents is available on our website at investors.autozone.com and is also available, free of charge, in print to any shareholder who requests it.

ENVIRONMENTAL, SOCIAL & GOVERNANCE REPORTS. As part of our commitment to continuous improvement and maximizing long-term shareholder value, the Company's commitment to sustainability has expanded over time. AutoZone has published an ESG Report, and the most current version of this report covering the 2022 Fiscal Year is available on our website at investors.autozone.com.

Our website and the information contained therein or linked thereto are not intended to be incorporated into this Proxy Statement. Further, our ESG Report is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference herein or into any of our other filings with the SEC.

Risk Oversight

Oversight of risk management is a responsibility of the Board and is an integral part of the Board's oversight of AutoZone's business. AutoZone's management takes a variety of calculated risks in order to enhance Company performance and shareholder value. The primary responsibility for the identification, assessment and management of the various risks resides with AutoZone's management. The Board is primarily responsible for ensuring that management has established and adequately resourced processes for identifying and preparing the Company to manage risks effectively.

Strategic Planning and Operating Risks

The Board reviews the Company's principal strategic and operating risks as part of its regular discussion and consideration of AutoZone's strategy and operating results. The Board also regularly reviews with the General Counsel legal matters that may have a material adverse impact on the Company's financial statements, the Company's compliance with laws, and any material reports received from regulatory agencies.

Financial Risks

The Audit Committee is involved in the Board's oversight of risk management. At each of its regular meetings, the Audit Committee reviews the Company's major financial exposures and the steps management has taken to identify, assess, monitor, control, remediate and report such exposures. The Audit Committee, along with management, also evaluates the effectiveness of the risk avoidance and mitigation processes in place.

Enterprise Risks

To assist with risk management and oversight, AutoZone has adopted the concept of Enterprise Risk Management ("ERM") using the framework issued in 2004 by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's Vice President of Internal Audit, who reports directly to the Audit Committee, has been charged with leading the Company's ERM processes with the assistance of Company management. The Vice President of Internal Audit presents to the Audit Committee a comprehensive review of the Company's ERM processes quarterly. This presentation includes an overview of all significant risks that have been identified and assessed and the strategies developed by management for managing such risks. The Vice President of Internal Audit leads open discussions with the Audit Committee members to analyze the significance of the risks identified and seeks to verify that the list is all-inclusive. Company management is also involved in these discussions to ensure that the Board gains a full understanding of the risks and the strategies that management has implemented to manage the risks.

Information Security Risks

The Audit Committee, in connection with its oversight of the Company's ERM processes described above, reviews and discusses the Company's information security risks directly with the Company's Chief Information Security Officer. This review takes place at each routine, quarterly committee meeting and includes a discussion of significant threats, risk mitigation strategies, any IT security program assessments and identified improvements. Additionally, information security matters are included within a broader IT update which is typically presented annually to the full Board of Directors.

Environmental, Social and Governance

The Board exercises its oversight responsibilities of ESG matters both as a full Board and through its committees as appropriate for the subject matter. The Nominating and Corporate Governance Committee has primary responsibility for assisting the Board in overseeing Board governance policies and practices, AutoZone's DEI efforts, ESG reporting and ESG-related shareholder engagement efforts. The Compensation Committee periodically reviews and discusses with management the alignment between AutoZone's compensation programs and human capital management strategy. The Audit Committee provides oversight of the regulatory environment as part of ERM, including with respect to environmental and safety compliance.

Climate change is currently a matter of shared oversight. For example, reporting of initiatives and goals intended to reduce our impact on climate change is overseen by the Nominating & Corporate Governance Committee as part of their oversight of ESG reporting; oversight of environmental-related compliance is overseen by the Audit Committee; and climate change, to the extent it presents a strategic risk or opportunity is overseen by the full Board. Each of the Committees provide reports and feedback to the full Board for its collective review and discussion.

Board and Committee Meetings

BOARD MEETINGS AND ATTENDANCE

During FY23, the Board held 5 meetings. The non-management members of our Board regularly meet in executive sessions in conjunction with each regularly scheduled Board meeting, with our Lead Independent Director, Mr. Graves, presiding at these sessions. All directors attended at least 75% of the meetings of the Board and their assigned committees during FY23. All directors are expected to attend our annual meetings of shareholders. At our 2022 Annual Meeting, all directors were present and available to answer questions.

AUDIT COMMITTEE

Meetings in FY23: 9

Members:
- D. Bryan Jordan (Chair)
- Michael A. George
- Linda A. Goodspeed
- George R. Mrkonic, Jr.

Independent: All

Qualifications: The Board has determined that each Committee member meets the qualifications of an **audit committee financial expert** as defined by the SEC and is **financially literate** as defined by the NYSE.

The Audit Committee assists the Board in overseeing the integrity of the Company's financial statements; the independent auditor's qualification, independence and performance; the performance of the Company's internal audit function, and the Company's compliance with legal and regulatory requirements.

Accordingly, the Audit Committee has responsibility for:

- evaluating, appointing or dismissing, determining compensation for, and overseeing the work of the independent public accounting firm employed to conduct the annual audit, which reports to the Audit Committee;
- conducting periodic reviews with Company officers, management, independent auditors, and the internal audit function;
- reviewing and discussing with management and the independent auditor the Company's annual audited financial statements, quarterly financial statements, internal controls report and the independent auditor's attestation thereof, and other matters related to the Company's financial statements and disclosures;
- overseeing the Company's internal audit function; and
- reporting routinely to the Board and making recommendations.

COMPENSATION COMMITTEE

Meetings in FY23: 5

Members:
- George R. Mrkonic, Jr (Chair)
- Linda A. Goodspeed
- Brian Hannasch
- Gale V. King

Independent: All

Qualifications: The Board has determined that each member of the Compensation Committee meets the additional independence requirements of the SEC and NYSE applicable to Compensation Committee members.

The Compensation Committee has responsibility for:

- reviewing and approving AutoZone's compensation philosophy, strategy and objectives;
- reviewing and approving the compensation programs, plans, policies and awards for executive officers;
- leading the independent directors in the evaluation of the performance of the CEO in meeting established goals and objectives relevant to the compensation of the CEO;
- acting as administrator of AutoZone's short- and long-term incentive plans and stock or stock-based plans;
- reviewing the compensation of AutoZone's non-employee directors from time to time and recommending to the full Board any changes that the Compensation Committee deems necessary; and
- reviewing and discussing with management the alignment between AutoZone's compensation programs, company strategy and human capital management strategy.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Meetings in FY23: 3

Members:
- Earl G. Graves, Jr (Chair)
- Enderson Guimaraes
- D. Bryan Jordan
- Jill A. Soltau

Independent: All

The Nominating and Corporate Governance Committee has responsibility for:

- ensuring that qualified candidates are presented to the Board for election as directors;
- assisting the Board in its oversight of AutoZone's ESG practices, including DEI and any related significant reporting and shareholder engagement efforts;
- assisting the Board in developing criteria and procedures for the evaluation of the Board, its committees and directors; and
- reviewing and recommending changes to AutoZone's Articles of Incorporation, By-Laws, and Corporate Governance Principles with the aim of best serving the interests of the shareholders.

Board Composition

PERSONAL CHARACTERISTICS AND CORE COMPETENCIES

The Board believes each individual director should possess certain personal characteristics, and that the Board as a whole should possess certain core competencies. Such personal characteristics are integrity and accountability, informed judgment, financial literacy, mature confidence, high performance standards, and passion. They should also have demonstrated the confidence to be truly independent, as well as be business savvy, have an owner orientation and have a genuine interest in AutoZone. Core competencies of the Board as a whole, include accounting and finance, business judgment, management expertise, crisis response, industry knowledge, international markets, strategy and vision. These characteristics and competencies are set forth in more detail in AutoZone's Corporate Governance Principles, which are available on AutoZone's corporate website at investors.autozone.com.

DIRECTOR SKILLS

The Board believes it can be most effective in exercising its responsibilities when it is made up of individuals who collectively possess a diverse, yet balanced, set of skills, qualifications and expertise gained from different experiences and professional settings. As such, the Nominating and Corporate Governance Committee annually reviews the skills represented on the Board, which then provides a foundation for Board refreshment, Board succession planning and director nominations.

This past year, the Nominating and Corporate Governance Committee refreshed its method of reviewing and evaluating Board skills in an effort to (i) develop a more meaningful skills matrix that reflects each individual's strengths and expertise and (ii) better communicate to shareholders the key qualifications that each director nominee brings to the Board. In doing so, the Committee identified a certain set of "core skills" which nearly all directors possess because these skills are integral to carrying out the Board's responsibilities. In addition to these "core skills," the Committee identified certain "distinct strengths" which our directors possess. These strengths allow our Board, as a whole, to offer a comprehensive set of experiences, perspectives and expertise to guide our decision making. In some instances, we have intentionally sought more candidates with a specific attribute, such as CEO experience or retail industry experience, because such experience is particularly relevant to our business and valuable to our Board. In other instances, we have considered a candidate as a whole and concluded that he or she presents a variety of strengths that add to the richness of our Board. As a result, we may have a larger number of Board members with a particular strength or attribute; but it is our belief that all of these skills and experiences are of value and together allow for more thoughtful dialog and more effective execution of Board responsibilities.

Attribute	What this means	Why it's valuable to AutoZone
CORE SKILLS		
Leadership	Experience serving as a senior executive of a significant enterprise.	Having proven leadership experience allows our Board to guide, challenge and oversee management with thoughtful and practical insights and perspectives.
Financial Literacy	Ability to read and understand financial statements, financial ratios and other indices for evaluating company performance.	Financial literacy is a necessary attribute in order to provide meaningful input on key business decisions and ensure we continue to drive long-term shareholder value.
Board Experience	Experience sitting on the Board of a public company, currently or previously.	Serving on another public company Board yields insights on trends and best practices regarding strategy, corporate governance, operations, customer insights, executive compensation, risk oversight and other matters impacting board effectiveness.
Strategy & Business Development	Experience developing and executing upon long-term strategic plans, growth strategies and capital allocation plans.	A key function of the Board is to oversee strategy so that AutoZone is, and remains, well positioned for long-term, profitable growth and success.
Risk Management	Experience overseeing or managing enterprise risk management or other functions involving significant operational, financial or legal risk.	Having first-hand experience identifying and managing risk equips the Board to carry out its risk oversight function most effectively, whether such risks are overseen by the Board as a whole or by a particular Committee.
DISTINCT STRENGTHS		
Retail & Consumer	Experience at a retailer or other consumer facing company, such as consumer products or food and beverage.	We greatly value the experiences and learnings of other retailers and consumer facing businesses, whether it relates to driving operational efficiencies, building customer loyalty or sourcing the best merchandise.
International	Experience with international operations or expansion into new international markets.	Managing operations in different countries presents unique and complex challenges. Directors with relevant experience can offer considerable insights as we continue to improve and expand our international operations.
Technology	Experience with assessing opportunities and risks of new technologies and digital platforms.	Knowledge or experience with new and emerging technologies provides valuable perspectives as we develop our omni-channel strategy, build out our technology infrastructure, manage our IT investments and seek to mitigate cybersecurity and other IT-related risks.
CEO Experience	Experience serving as the senior most leader of an organization.	Directors who have served as their organization's CEO or senior most leader have a unique appreciation for the challenges attendant to the role, such as building and leading a strong management team and balancing the interests of numerous stakeholders.
Financial Expertise	Proficiency in complex financial planning, capital allocation and/or financial reporting processes.	Directors with deep financial expertise can offer significant insights and perspectives on our efforts to invest in sustained, profitable growth, while also challenging us to build robust financial controls and to manage actual and potential risks to the business.
Supply Chain	Experience with managing and designing supply chains, ranging from global footprints to last mile solutions.	The efficiency of our supply chain and distribution network is critical to our success both in the near-term and as we strategically position the Company for sustainable, long-term growth.
Human Capital Management	Experience managing a large or global workforce.	As a global enterprise with over 100,000 AutoZoners, we are a people-first culture and are keenly focused on managing and developing our workforce.

	George	Goodspeed	Graves	Guimaraes	Hannasch	Jordan	King	Mrkonic	Rhodes	Soltau	Total (#)	Total (%)
CORE SKILLS												
Leadership	●	●	●	●	●	●	●	●	●	●	10	100%
Financial Literacy	●	●	●	●	●	●	●	●	●	●	10	100%
Board Experience	●	●		●	●	●	●	●	●	●	9	90%
Strategy and Business Development	●	●	●	●	●	●	●	●	●	●	10	100%
Risk Management	●	●	●	●	●	●	●	●	●	●	10	100%
DISTINCT STRENGTHS												
Retail & Consumer	●		●	●	●	●	●	●	●	●	9	90%
International	●			●	●			●	●		5	50%
Technology	●	●	●		●				●	●	6	60%
CEO Experience	●		●		●	●			●	●	6	60%
Financial Expertise	●	●			●	●		●	●		6	60%
Supply Chain	●			●	●			●	●	●	6	60%
Human Capital Management	●		●	●	●	●	●		●	●	8	80%

BOARD DIVERSITY

Consistent with AutoZone's Pledge and Values, the Board embraces diversity in its broadest sense and believes it is important to have directors with diverse thoughts, skills, knowledge and backgrounds. As stated in the Corporate Governance Principles, when evaluating candidates for nomination as new directors, the Nominating and Corporate Governance Committee will ensure that the initial list of candidates from which new director nominees are considered include candidates with diversity of race, ethnicity or gender. And from such list, the Board will continue to select the best candidate to fill the role.

	George	Goodspeed	Graves	Guimaraes	Hannasch	Jordan	King	Mrkonic	Rhodes	Soltau	Total (#)	Total (%)
DIVERSITY												
Gender		●					●			●	3	30%
Ethnic / Racial			●	●			●				3	30%

BOARD REFRESHMENT

The Board has a variety of mechanisms in place to promote Board refreshment in a manner that aligns with the long-term interests of AutoZone and its shareholders. In particular, the Board relies upon thorough and meaningful evaluations as well as a resignation policy in the event a director experiences a change in professional role or responsibility. The Board does not have an age-based or tenure-based resignation policy as the Board believes neither can adequately assess an individual director's contribution, engagement and value to the overall effectiveness of the Board. Instead, we believe thoughtful succession planning and reflection of the Board's overall composition allow us to refresh the makeup of the Board in a more organic and intentional manner. For example, we have had one director inform the Board of their decision to not stand for re-election at each of the 2021 and 2022 Annual Meetings. Also during that time frame, we appointed two new directors to the Board, each with experience serving as a Chief Executive Officer and each possessing other valuable skills to ensure the Board and its Committees remain well-rounded and effective in discharging their responsibilities.

	George	Goodspeed	Graves	Guimaraes	Hannasch	Jordan	King	Mrkonic	Rhodes	Soltau	Total (#)	Total (%)
TENURE												
0-5 Years	●				●		●			●	4	40%
6-10 Years		●				●					2	20%
11-15 Years				●							1	10%
15+ Years			●					●	●		3	30%

Director Tenure. The Board also considered the tenure of our independent directors, noting that Mr. Graves and Mr. Mrkonic have each served on the Board for greater than 15 years. Mr. Graves brings a wealth of experience and historical knowledge regarding the Board and how it has been most effective in executing its oversight responsibilities. Mr. Mrkonic has a deep understanding of both the Company as well as the retail industry as a whole, allowing him to challenge the status quo and offer insightful perspectives on matters of strategy, operations and corporate governance. For these reasons, the Board believes each of Mr. Graves and Mr. Mrkonic continues to be a valued member of the Board.

BOARD EVALUATIONS

The Nominating and Corporate Governance Committee annually reviews and approves the process by which the Board, its Committees and the individual directors conduct an evaluation. These evaluations help inform Board succession planning as well as contribute to different enhancements that may allow the Board to carry out its roles and responsibilities more effectively. The annual Board and Committee evaluation process is typically administered by the Corporate Secretary's office; however, the Board has at times engaged a third-party consultant to ensure the process remains dynamic and intentional. For example, in 2021, at the recommendation of the Nominating and Corporate Governance Committee, the evaluation was administered by an independent, third-party and consisted of both survey data and one-on-one interviews. These findings were then aggregated, analyzed and reported to the full Board collectively and specific feedback was provided to each individual director. In 2022 and 2023, the Board determined to use its more traditional evaluation process facilitated by the Corporate Secretary's office.

DIRECTOR NOMINATIONS

Prior to each annual meeting of shareholders at which directors are to be elected, the Nominating and Corporate Governance Committee considers incumbent directors and other qualified individuals, if appropriate, as potential director nominees. In evaluating a potential nominee, the Nominating and Corporate Governance Committee considers the personal characteristics described above, reviews the composition of the full Board and reflects upon learnings from the Board evaluations to determine the areas of expertise and core competencies needed to enhance the effectiveness of the Board. The Nominating and Corporate Governance Committee and Board also consider the specific experiences and skills that an individual nominee possesses and how such experiences might be of value to the Board and the management team. Finally, the Nominating and Corporate Governance Committee may also consider other factors such as the size of the Board, whether a candidate is independent, the listing standards requirements of the NYSE and how many other public company directorships a candidate holds.

The Nominating and Corporate Governance Committee uses a variety of methods for identifying potential nominees for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, shareholders or other persons. The Nominating and Corporate Governance Committee may retain a search firm or other consulting firm from time to time to identify potential nominees. Nominees recommended by shareholders in accordance with the procedure described below, i.e., submitted in writing to AutoZone's Secretary, accompanied by the biographical and business experience information regarding the nominee and the other information required by Article III, Section 1 of AutoZone's Eighth Amended and Restated By-Laws (the "By-Laws"), will receive the same consideration as the Nominating and Corporate Governance Committee's other potential nominees.

Director Nominations by Shareholders

The Nominating and Corporate Governance Committee's policy is to consider director candidate recommendations from shareholders if they are submitted in writing to AutoZone's Secretary in accordance with the procedure set forth in Article III, Section 1 of By-Laws, including biographical and business experience, information regarding the nominee and other information required by such provision in the By-laws. Copies of the By-Laws will be provided upon written request to AutoZone's Secretary and are also available on AutoZone's corporate website at investors.autozone.com.

In addition to satisfying the foregoing requirements under AutoZone's By-laws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than AutoZone's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") no later than October 21, 2024, or not later than the date that is 60 days prior to the one-year anniversary of the Annual Meeting if such meeting takes place on any day other than December 20, 2023.

Director Compensation

AutoZone's current director compensation program became effective January 1, 2022 (the "Director Compensation Program").

ANNUAL RETAINER FEES. Non-employee directors receive an annual retainer fee (the "Annual Retainer"). Furthermore, each director is eligible to receive an additional fee ("Additional Fee"), the amount of which varies depending on his or her role. The Additional Fees and the Annual Retainer, enumerated below, together comprise the "Director Compensation". There are no meeting fees.

Director Compensation Components	($)
Annual Retainer	250,000
Additional Fees:	
Lead Director	35,000
Audit Committee Chair	30,000
Audit Committee Member	15,000
Compensation Committee Chair	25,000
Nominating & Corporate Governance Committee Chair	20,000

Under the 2020 Omnibus Incentive Award Plan (the "2020 Omnibus Incentive Plan") and Director Compensation Program, non-employee directors receive Director Compensation in the form of immediately vested Restricted Stock Units ("RSUs"). A non-employee director may elect to receive a fixed portion of the Annual Retainer plus any Additional Fees in the form of cash, paid in quarterly installments (the "Cash Election"), with the remainder of the Annual Retainer paid in the form of RSUs. The Cash Election during calendar year 2023 was $100,000. All RSUs are granted on January 1 of the applicable calendar year.

If a non-employee director is elected to the Board, or assumes a different position, after January 1, he or she will receive the Annual Retainer and/or Additional Fees, prorated based on the number of days remaining in the calendar year, for RSUs, or the number of days remaining in the quarter, for cash, as applicable.

RSUs granted to non-employee directors are fully vested on the date of grant and become payable, or are settled, on the date on which the non-employee director ceases to be a director (the "Payment Date"), or at the director's election, on the first or fifth anniversary of the grant date. Upon timely delivery of an election form, a non-employee director may elect to receive payment on the date on which he or she ceases to be a director. RSUs are payable in shares of AutoZone common stock no later than the fifteenth day of the third month following the end of the tax year in which such Payment Date occurs.

COMPENSATION-SETTING PROCESS. The Compensation Committee reviews the Board's compensation on a biennial basis to ensure that non-employee directors are reasonably compensated in relation to AutoZone's peer group companies (discussed in detail under Benchmarking) and to comparable U.S. companies in general. AutoZone's 2020 Omnibus Incentive Plan contains a dollar limit of $750,000 on the total amount of annual compensation payable to its non-employee directors, provided that the Board may make exceptions to this limit under extraordinary circumstances.

Director Compensation Table

This table shows the compensation paid to our non-employee directors during the 2023 fiscal year.

Name (1)	Fees Paid in Cash ($) (2)	Stock Awards ($) (3)(4)	Total ($)
Douglas H. Brooks	25,000	—	25,000
Michael A. George	—	265,000	265,000
Linda A. Goodspeed	—	265,000	265,000
Earl G. Graves, Jr.	—	305,000	305,000
Enderson Guimaraes	—	250,000	250,000
Brian Hannasch	—	250,000	250,000
D. Bryan Jordan	—	280,000	280,000
Gale King	—	250,000	250,000
George R. Mrkonic, Jr.	—	290,000	290,000
Jill A. Soltau	—	250,000	250,000

(1) William C. Rhodes, III, our Chairman, President and Chief Executive Officer, serves on the Board but does not receive any compensation for his service as a director. His compensation as an employee of the Company is shown in the Summary Compensation Table on page 47.

(2) This column represents the portion of the Director Compensation that was paid in cash and earned in fiscal year 2023 pursuant to the Cash Election, as described above.

(3) The "Stock Awards" column represents the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 for awards of Restricted Stock Units under the 2020 Omnibus Incentive Plan during fiscal year 2023. *See* Note B Share-Based Payments, to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended August 26, 2023 (the "FY23 Form 10-K") for a discussion of our accounting for share-based awards and the assumptions used. The aggregate number of outstanding awards of common stock under the AutoZone, Inc. 2003 Director Compensation Plan ("Stock Units") and Restricted Stock Units held by each director at the end of fiscal 2023 are shown in the following footnote 4. See the section titled "Share Ownership Information" beginning on page 55 for more information about our directors' stock ownership.

(4) As of August 26, 2023, each current non-employee director had the following aggregate number of outstanding Restricted Stock Units and Stock Units:

Name	Restricted Stock Units (#)	Stock Units (#)
Michael A. George	222	—
Linda A. Goodspeed	2,691	—
Earl G. Graves	4,832	3,417
Enderson Guimaraes	3,051	—
Brian Hannasch	216	—
D. Bryan Jordan	2,742	—
Gale V. King	1,065	—
George R. Mrkonic, Jr.	3,764	1,405
Jill A. Soltau	983	—
	19,566	**4,822**

STOCK OWNERSHIP REQUIREMENT. The Board has established a stock ownership requirement for non-employee directors. Each director is required to own AutoZone common stock and/or restricted stock units having a cumulative fair market value in an amount equal to seven times the value of the cash Annual Retainer payable pursuant to the Director Compensation Program within five years of joining the Board, and to maintain such ownership level thereafter. Exceptions to this requirement may only be made by the Board under compelling mitigating circumstances. Shares, Stock Units and Restricted Stock Units issued under the AutoZone, Inc. Second Amended and Restated Director Compensation Plan, the 2003 Director Compensation Plan, the 2011 Equity Plan, the Amended 2011 Equity Plan and the 2020 Omnibus Incentive Plan count toward this requirement. As of the date of this Proxy Statement, each director meets or exceeds his or her obligations under the requirement.

OTHER PREDECESSOR PLANS. The AutoZone, Inc. Second Amended and Restated Director Compensation Plan was terminated in December 2002 and was replaced by the AutoZone, Inc. First Amended and Restated 2003 Director Compensation Plan (the "2003 Director Compensation Plan") and the AutoZone, Inc. First Amended and Restated 2003 Director Stock Option Plan (the "2003 Director Stock Option Plan"). The 2003 Director Compensation Plan and the 2003 Director Stock Option Plan were terminated in December 2010 and replaced by the 2011 Equity Plan. The 2011 Equity Plan was terminated in December 2015 and replaced with the Amended 2011 Equity Plan. In December 2020, shareholders approved the 2020 Omnibus Incentive Plan and no further grants have been made under the Amended 2011 Equity Plan. However, grants made under those plans continue in effect under the terms of the grant made and are included in the aggregate awards outstanding shown above.

Shareholder Engagement

We value our relationships with our shareholders, and we have a long-standing practice of engaging with our shareholders on matters of Board governance, executive compensation, long-term strategy and corporate social responsibility. We believe our engagement efforts allow us to better understand the priorities, perspectives, and concerns of our shareholders, strengthen our relationships with our shareholders and make more informed decisions for the benefit of our shareholders.

Engagement Team. Our engagement team typically consists of our Chairman, President and Chief Executive Officer, CEO-Elect, Chief Financial Officer, General Counsel and Vice President of Investor Relations. However, depending on the specific topic that our investors may wish to discuss, we may have other members of our Executive Committee, internal subject-matter leaders or independent members of the Board participate.

Engagement Framework. Our engagement program has evolved over the years, consistent with the expectations of our investors. Historically, we have taken a more organic approach to shareholder engagement, in which discussions primarily focused on financial performance and long-term strategy. More recently, we invited shareholders to discuss governance or ESG topics with us, with the majority of these calls occurring "off-season," not in connection with the annual meeting of shareholders. Today, we have a more intentional and proactive approach to shareholder engagement, in which we both invite and seek feedback and perspectives on a variety of topics during the year.

Engagement Framework	
Pre-Meeting	• Review updates to investors' and proxy advisory firms' governance policies. • Monitor governance-related trends and regulatory developments. • Conduct off-cycle engagement to further understand investors' views and priorities.
Annual Meeting	• Conduct in-season outreach to discuss ballot items, as needed. • Solicit feedback on new or revised governance practices and disclosures.
Post-Meeting	• Review annual meeting voting results. • Discuss feedback from in-season engagement. • Prioritize potential governance and engagement initiatives for the future.
Year-Round	• Discuss with sell-side analysts, institutional investors and pension funds in connection with quarterly earnings releases, investor conferences or one-on-one meetings.





RESPONSE PLAN	
Review	• Share feedback and insights, both complimentary and constructive, with management and the relevant Committee or full Board for consideration and discussion.
Evaluate	• Evaluate potential changes to existing practices or policies to determine what action plan is most appropriate for AutoZone. • Where appropriate, collect additional input from senior leadership or independent third parties to better understand issues, risks and opportunities.
Respond	• Implement governance changes, disclosure enhancements or other actions, If warranted. • Discuss responsive actions in subsequent Proxy Statement, ESG Report, or other public communications, with rationale and background.

We believe these various engagement efforts, whether they are part of a broad-based discussion or the result of a targeted outreach effort we have initiated, are invaluable as they allow us to better understand the priorities, perspectives, and concerns of our shareholders, strengthen our relationships and make more informed decisions for their benefit.

Recent Actions in Response to Shareholder Feedback. In recent years, we've adopted new or revised existing practices in direct response to feedback we've received from our shareholders.

- ✓ Revised our **compensation disclosures** to better articulate the program design, key performance metrics, shareholder ownership guidelines and how the executive compensation program reflects a pay-for-*long-term*-performance methodology.
- ✓ Included a **robust Board skillset matrix** to better showcase the complementary set of skills and strengths represented on our Board.
- ✓ Enhanced **director biographies** to convey each nominee's individual experiences and why such nominee remains a valuable member of the Board.
- ✓ Added discussion to better explain why we believe our **independent audit firm** continues to be highly effective in the role **despite lengthy tenure**.

- ✓ Expanded discussion on our **shareholder engagement program** to better communicate how we engage with our shareholders and how we've responded to shareholder feedback.
- ✓ Amended Committee Charters to formalize **Board oversight of corporate social responsibility** matters.
- ✓ Included **EEO-1 Compliant Data** in our ESG Report.
- ✓ Communicated our **Net Zero Ambition** with short, medium and long-term goals across Scopes 1 and 2.
- ✓ Developed a regular **ESG-reporting cadence** with a commitment of publishing our annual ESG Report by April 15 of each calendar year.

FY23 Shareholder Engagement Highlights. During the fourth quarter of fiscal 2023, we invited our top shareholders to discuss our corporate governance initiatives, any feedback or suggestions they might have and also the recently announced CEO transition plan.

- Initial Outreach: We contacted 33 of our top shareholders representing approx. 59.9% of our shares outstanding.
- Meetings Scheduled: In response, 17 shareholders representing approx. 36.2% of our shares outstanding accepted our invitation to discuss. Our Chairman, President and CEO participated in all of these meetings.
- Topics Discussed: Board oversight of CEO Succession; shareholder engagement and outreach cadence; ESG Report and initiatives; compensation program; compensation determinations relating to leadership transition; Board composition; and strategy.

PROCEDURE FOR COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders and other interested parties may communicate with the Board by writing to the Board, to any individual director or to the non-management directors as a group c/o Corporate Secretary, AutoZone, Inc., 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103. The Company's General Counsel and Secretary will review all such correspondence and will forward correspondence that, in her opinion, deals with the function of the Board or that she otherwise determines requires the attention of any member, group or committee of the Board. Communications addressed to the Board or to the non-management directors as a group, and determined by the Company's General Counsel and Secretary to merit their attention, will be forwarded to the Chair of the Nominating and Corporate Governance Committee, and communications addressed to a committee of the Board, and determined by the Company's General Counsel and Secretary to merit their attention, will be forwarded to the chair of that committee.

Related Party Transactions

Our Board has adopted a Related Person Transaction Policy (the "Policy") which requires the Audit Committee of the Board to conduct a reasonable prior review of, and approve or ratify, all Related Person Transactions. The Audit Committee considers the relevant facts and circumstances of each transaction, including but not limited to the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; the terms available to unrelated third parties generally and the existence of any potential conflicts of interest. The Policy further provides that the Audit Committee shall not approve or ratify any such transaction it determines to be inconsistent with the interests of the Company and its shareholders. Related Person Transactions must also comply with the policies and procedures specified in our Code of Conduct and Corporate Governance Principles, as described below.

The Policy also requires disclosure of all Related Person Transactions that are required to be disclosed in AutoZone's filings with the SEC, in accordance with all applicable legal and regulatory requirements.

A "Related Person Transaction" is defined in the Policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) that occurred since the beginning of the Company's most recent fiscal year in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000 and in which any Related Person had, has or will have a direct or indirect material interest. “Related Persons” include a director or executive officer of the Company, a nominee to become a director of the Company, any person known to be the beneficial owner of more than 5% of any class of the Company’s voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Our Board has adopted a Code of Conduct (the “Code of Conduct”) that applies to the Company’s directors, officers and employees. The Code of Conduct prohibits directors and executive officers from engaging in activities that create conflicts of interest, taking corporate opportunities for personal use or competing with the Company, among other things. Our Board has also adopted a Code of Ethical Conduct for Financial Executives (the “Financial Code of Conduct”) that applies to the Company’s officers and employees who hold the position of principal executive officer, principal financial officer, principal accounting officer or controller as well as to the Company’s officers and employees who perform similar functions (“Financial Executives”). The Financial Code of Conduct requires the Financial Executives to, among other things, report any actual or apparent conflicts of interest between personal or professional relationships involving the Company’s management or any other Company employee with a role in financial reporting disclosures or internal controls. Additionally, our Corporate Governance Principles require each director who is faced with an issue that presents, or may give the appearance of presenting, a conflict of interest to disclose that fact to the Chairman of the Board and the Secretary, and to refrain from participating in discussions or votes on such issue unless a majority of the Board determines, after consultation with counsel, that no conflict of interest exists as to such matter.

We have concluded there are no material Related Party Transactions or agreements that were entered into during the fiscal year ended August 26, 2023, and through the date of this proxy statement requiring disclosure under these policies, except as follows: The daughter of Grant McGee, Senior Vice President, Commercial, has been employed by the Company since 2015 and currently serves as Manager, DIY Promotions and Cost Admin in our Merchandising department. She received aggregate compensation and benefits in fiscal 2023 in excess of $120,000 and at a level consistent with that provided to employees in comparable positions and tenure.

Audit Committee Report

The Audit Committee of the Board of AutoZone, Inc. has reviewed and discussed AutoZone’s audited financial statements for the year ended August 26, 2023, with AutoZone’s management. In addition, we have discussed with Ernst & Young LLP, AutoZone’s independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No.1301, *Communications with Audit Committees*, as amended and as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T, the Sarbanes-Oxley Act of 2002, and the charter of the Audit Committee.

The Audit Committee also has received the written disclosures and letter from Ernst & Young LLP required by the applicable requirements of the PCAOB regarding the firm’s communications with the Audit Committee concerning independence, and we have discussed with Ernst & Young LLP their independence from the Company and its management. The Audit Committee has discussed with AutoZone’s management and the auditing firm such other matters and received such assurances from them as the Committee deemed appropriate.

As a result of our review and discussions, we have recommended to the Board the inclusion of AutoZone’s audited financial statements in the Annual Report on Form 10-K for the fiscal year ended August 26, 2023 for filing with the SEC.

While the Audit Committee has the responsibilities and powers set forth in its charter, the Audit Committee does not have the duty to plan or conduct audits or to determine that AutoZone’s financial statements are complete, accurate, or in accordance with generally accepted accounting principles (GAAP); AutoZone’s management and the independent auditor have this responsibility. Nor does the Audit Committee have the duty to assure compliance with laws and regulations and the policies of the Board.

Audit Committee of the Board of Directors
D. Bryan Jordan (Chair)
Michael A. George
Linda A. Goodspeed
George R. Mrkonic, Jr.

THE PROPOSALS

PROPOSAL 1: Election of 10 Directors

DESCRIPTION OF PROPOSAL. Elect 10 director nominees. Each director shall serve for a 1-year term, until the next annual meeting of shareholders, or until his or her successor is duly elected and qualified, or until the director's earlier resignation or removal.

VOTES REQUIRED. The election of directors at this 2023 Annual Meeting is an uncontested election. As such, a director nominee is elected to the Board if the number of votes cast FOR such nominee exceeds the number of votes cast AGAINST such nominee. Abstentions and broker non-votes are not considered votes cast or shares entitled to vote with respect to such matter and therefore will have no effect on the outcome of Proposal 1. If the number of nominees were to exceed the number of directors to be elected, for example in a contested election, directors would be elected by a plurality of the votes cast at the Annual Meeting.

IMPACT OF VOTE. Each of these nominees has consented to serve if elected. Should any nominee be unavailable to serve, your proxy will be voted for a substitute nominee recommended by the Board, or the Board may reduce the number of directors on the Board.

Pursuant to AutoZone's Corporate Governance Principles, incumbent directors must agree to tender their resignation if they fail to receive more votes for, than votes against, their re-election. In such event, the Board will act within 90 days following certification of the shareholder vote to determine whether to accept the director's resignation. These procedures are described in more detail in our Corporate Governance Principles, which are available on our corporate website at investors.autozone.com. The Board may consider any factors it deems relevant in deciding whether to accept a director's resignation. If a director's resignation offer is not accepted by the Board, that director will continue to serve until AutoZone's next annual meeting of shareholders or until his or her successor is duly elected and qualified, or until the director's earlier death, resignation, or removal.

Any director nominee who is not an incumbent director and who does not receive a majority vote in an uncontested election will not be elected as a director, and a vacancy will be left on the Board. The Board, in its sole discretion, may either fill a vacancy resulting from a director nominee not receiving a majority vote pursuant to the By-Laws or decrease the size of the Board to eliminate the vacancy.

In connection with the previously announced leadership transition plan, the Board intends to appoint Mr. Daniele to the role of President and Chief Executive Officer and to serve on the Board of Directors effective January 2024. Mr. Daniele is not currently a director nominee, and this proposal does not pertain to such appointment.

BOARD RECOMMENDATION. Each of the nominees named below was elected as a director at the 2022 annual meeting, and all currently serve as directors. As part of the Board's determination to nominate these existing directors for reelection, the Board has determined that each of the directors have valuable experiences, skills and qualifications necessary to carry out their responsibilities effectively.



The Board recommends that shareholders vote **FOR** each of the director nominees.

Nominees

MICHAEL A. GEORGE



Age: 62
Director Since: 2022
Independent: Yes
Committees:
- Audit

BIOGRAPHY:

Mr. George served as President and Chief Executive Officer of Qurate Retail, Inc. from March 2018 to September 2021, the parent company of QVC, and as Chief Executive Officer of QVC from 2005 through July 2021. He previously held various positions with Dell, Inc. from 2001 to 2005, most notably as the Chief Marketing Officer and General Manager of its U.S. consumer business. Prior to that, Mr. George was a senior partner at McKinsey & Company and led the firm's North American Retail Industry Group.

QUALIFICATIONS:

- Significant experience in the retail industry due to extensive career as Chief Executive Officer of QVC/Qurate and serving as leader of McKinsey's North American Retail Industry Group.
- Brings fresh perspective on issues of marketing, customer experience and e-Commerce, given the unique nature of QVC's video-driven retail business.
- Having extensive experience as CEO and a public company director enables him to be an effective and informed contributor to the Board.

PUBLIC DIRECTORSHIPS (last five years):

- Ralph Lauren Corp. (2018 – present)
- Qurate Retail, Inc. (2011 – 2021)
- Brinker International, Inc. (2013 – 2019)

KEY SKILLS:
- CEO
- Retail
- Marketing

LINDA A. GOODSPEED



Age: 61
Director Since: 2013
Independent: Yes
Committees:
- Audit
- Compensation

BIOGRAPHY:

Ms. Goodspeed served as the Chief Operating Officer and a Managing Partner at WealthStrategies Financial Advisors from 2007 until her retirement in 2017. She had served as Senior Vice President and Chief Information Officer of ServiceMaster from 2011 to 2014. From 2008 to September 2011, Ms. Goodspeed served as Vice President, Information Systems and Chief Information Officer for Nissan North America, Inc., a subsidiary of Nissan Motor Company, a global manufacturer of vehicles. From 2001 to 2008, Ms. Goodspeed served as Executive Vice President and Chief Technology Officer at Lennox International, Inc., a global manufacturer of air conditioning, heating and commercial refrigeration equipment.

QUALIFICATIONS:

- Deep experience with respect to information technology (IT) matters gained from leading complex IT organizations while serving as Chief Information Officer.
- Knowledge of automotive industry lends valuable insights into risks and opportunities affecting aftermarket automotive industry.
- Experience serving on different public company boards enables her to contribute and serve the Board in a highly effectively manner.

KEY SKILLS:
- Information Technology
- Automotive
- Public Board Experience

Proxy

PUBLIC DIRECTORSHIPS (last five years):

- American Electric Power Co., Inc. (2006 – present)
- Darling Ingredients Inc. (2017 – present)
- Williams Industrial Services Group Inc. (2021 – 2023)
- Global Power Equipment Group (2016 – 2018)

EARL G. GRAVES, JR.



Age: 61
Director Since: 2002
Independent: Yes (Lead Independent Director)
Committees:

- Nominating & Corp Gov (Chair)

BIOGRAPHY:

Mr. Graves has been the President and Chief Executive Officer of Black Enterprise, the premier business, investing and wealth-building resource for African Americans providing valuable business information across different content channels. He has served in this role since January 2006 and served as its President and Chief Operating Officer from 1998 to 2006. Mr. Graves has been employed by the same company in various capacities since 1988.

QUALIFICATIONS:

- Significant expertise in marketing, customer insights and brand awareness.
- Deep knowledge of human capital management matters gained from extensive career leading Black Enterprise.
- Vast experience in overseeing and advising on matters of digital strategy.

KEY SKILLS

- CEO
- Marketing
- Human Capital Management**:**

ENDERSON GUIMARAES



Age: 64
Director Since: 2012
Independent: Yes
Committees:

- Nominating & Corp Gov

BIOGRAPHY:

Mr. Guimaraes served as the President and Chief Operating Officer for Laureate Education, Inc., positions he held from 2015 through his retirement in 2017. From 2011 to 2015, he was President of Global Operations, CEO of Europe and Sub-Sahara Africa and Head of Global Categories and Operations at PepsiCo. Mr. Guimaraes previously had served as Executive Vice President of Electrolux and Chief Executive Officer of its major appliances business in Europe, Africa and the Middle East from 2008 to 2011. Prior to this, Mr. Guimaraes held various leadership positions during his 10 years at Philips Electronics and also worked in various marketing positions at Johnson & Johnson.

QUALIFICATIONS:

- Deep expertise in international expansion and operations.
- Extensive experience leading the marketing and operations functions of well-known consumer brands.
- Understands strategy and operational issues attendant with growing customer loyalty and brand recognition.

PUBLIC DIRECTORSHIPS (last five years):

- Darling Ingredients Inc. (2021 – present)
- Refresco Group B.V. (2018 – 2022)

KEY SKILLS:

- International
- Strategy / Bus Development
- Operations
- Marketing

BRIAN P. HANNASCH



Age: 57
Director Since: 2022
Independent: Yes
Committees:
- Compensation

BIOGRAPHY:

Mr. Hannasch serves as President and Chief Executive Officer of Alimentation Couche-Tard, which operates Circle K, a global fuel and convenience retailer. Mr. Hannasch joined Couche-Tard in 2001 and was named President and CEO in September 2014. Prior to his current role, he served as Chief Operating Officer, Senior Vice President of U.S. Operations and Senior Vice President of Western North America.

QUALIFICATIONS:

- Extensive knowledge of retail operations gained from serving in operational leadership roles of increasing responsibility.
- Current CEO of a public, global, retail enterprise allowing him to offer directly comparable experiences, learnings and insights relating to AutoZone's business as well as matters of corporate governance.

PUBLIC DIRECTORSHIPS (last five years):

- Alimentation Couche-Tard (2014 – present)

KEY SKILLS:
- CEO
- Retail
- Operations

D. BRYAN JORDAN



Age: 61
Director Since: 2013
Independent: Yes
Committees:
- Audit (Chair)
- Nominating & Corp Gov

BIOGRAPHY:

Mr. Jordan has served as President, Chief Executive Officer and a director of First Horizon Corporation since 2008 and Chairman of the Board for approximately nine of the past 11 years. From May 2007 until September 2008, Mr. Jordan was Executive Vice President and Chief Financial Officer of First Horizon and First Tennessee Bank National Association, and prior to that he served in various positions at Regions Financial Corporation and its subsidiary Regions Bank, including (beginning in 2002) as Chief Financial Officer. Mr. Jordan was also appointed by the Federal Reserve Bank of St. Louis to serve on the Federal Advisory Council from January 2020 to December 2022.

QUALIFICATIONS:

- Deep expertise of the banking and financial services industry allowing him to offer thoughtful insights into macroeconomic conditions impacting our business and our customers.
- Experience as a public company chief executive officer, chief financial officer and board member provide him with broad-based experiences and perspectives on strategy, corporate governance, risk and compliance.

PUBLIC DIRECTORSHIPS (last five years):

- First Horizon Corporation (2008 – present)

KEY SKILLS:
- CEO
- Banking & Finance
- Strategy / Bus Development

GALE V. KING



Age: 67
Director Since: 2018
Independent: Yes
Committees:

- Compensation

BIOGRAPHY:

Ms. King served as the Executive Vice President—Chief Administrative Officer of Nationwide Mutual Insurance Company, a leading financial services company, from 2012 through her retirement in July 2021. She previously served as their Executive Vice President—Chief Human Resources Officer from 2009 to 2012.

QUALIFICATIONS:

- Extensive experience in human resources providing critical insights into recruitment, retention, training and development and other issues of human capital management.
- Served as chair of Board's CEO succession planning committee culminating in the recent announcement of CEO successor.
- Experience serving on different public company boards enables her to contribute and serve the Board in a highly effective manner.

PUBLIC DIRECTORSHIPS (last five years):

- J.B. Hunt Transport Services, Inc. (2020 – 2023)
- Unum Group (2022 – present)

KEY SKILLS:

- Human Resources
- Public Directorship

GEORGE R. MRKONIC, JR.



Age: 71
Director Since: 2006
Independent: Yes
Committees:

- Audit
- Compensation (Chair)

BIOGRAPHY:

Mr. Mrkonic is the retired non-Executive Chairman of Maru Group, a London, UK based research, insight and advisory services firm. Previously, he was the Non-Executive Chairman of Paperchase Products Limited, London, UK, a retailer of cards, stationery, wraps and gifts in the UK, Europe and the Middle East, since 2005, and had been a director since 1999. Prior to that, he was President of Borders Group, Inc. from 1994 to 1997 and Vice Chairman from 1994 to 2002.

QUALIFICATIONS:

- Vast retail experience gained from serving as a senior executive and board member at several retail companies.
- Extensive knowledge and understanding of corporate strategy, finance, and governance.
- Served on multiple public company boards allowing for relevant and informed insights and learnings.

PUBLIC DIRECTORSHIPS (last five years):

- Ulta Salon, Cosmetics & Fragrance, Inc. (2015 – present)
- Brinker International, Inc. (2003 – 2021)

KEY SKILLS:

- Public Directorship
- Strategy / Bus Development
- Retail

WILLIAM C. RHODES, III



Age: 58
Director Since: 2005
Independent: No
Committees: None

BIOGRAPHY:

Mr. Rhodes has served as AutoZone's President and Chief Executive Officer, and a director since 2005 and was named Chairman in 2007. Prior to his appointment as President and Chief Executive Officer, he served in various capacities of increasing responsibility within the Company since 1994. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young LLP. As previously announced, Mr. Rhodes has notified the Board of his intention to relinquish his roles as President and Chief Executive Officer, effective January 2024.

QUALIFICATIONS:

- Current Chairman, President and Chief Executive Officer with over 25 years of AutoZone tenure in roles of increasing responsibility.
- Extensive knowledge and understanding of the automotive aftermarket industry domestically and internationally.
- Expertise of the retail industry gained from AutoZone tenure, prior retail board experience and leadership experience at retail industry trade group.
- Strong financial expertise to drive long-term profitable growth.

PUBLIC DIRECTORSHIPS (last five years):

- Dollar General Corp. (2009 – 2023)

KEY SKILLS:

- CEO
- Retail
- Strategy / Bus Development
- Finance

JILL A. SOLTAU



Age: 56
Director Since: 2018
Independent: Yes
Committees:

- Nominating & Corp Gov

BIOGRAPHY:

Ms. Soltau served as the Chief Executive Officer and a member of the Board of Directors of the J.C. Penney Company, Inc., from October 2018 to December 2020. She previously served as President and Chief Executive Officer of JoAnn Stores Inc. from February 2015 to October 2018. Prior to joining JoAnn, Ms. Soltau served as President of Shopko Stores Operating Co. LLC and has held senior level positions in national and regional retailers, including Kohl's and former Saks Inc. subsidiaries.

QUALIFICATIONS:

- Critical experience serving as Chief Executive Officer at a public, retailer providing significant knowledge of retail operations and strategic planning.
- Expertise in merchandising gained from leading merchandising functions at several retailers.

PUBLIC DIRECTORSHIPS (last five years):

- Southwest Airlines Co. (2023 – present)
- Kirkland's Inc. (2022 – present)
- J.C. Penney Company, Inc. (2018 – 2020)

KEY SKILLS:

- CEO
- Retail
- Merchandising

PROPOSAL 2: **Ratification of Independent Registered Public Accounting Firm**

DESCRIPTION OF PROPOSAL. Ratify the appointment of Ernst & Young LLP ("EY") as AutoZone's independent registered public accounting firm.

VOTES REQUIRED. EY will be ratified as AutoZone's independent registered public accounting firm if the number of votes cast FOR the proposal exceeds the number of votes cast AGAINST the proposal. Abstentions and broker non-votes are not considered votes cast or shares entitled to vote with respect to this matter and therefore will have no effect on the outcome of Proposal 2.

IMPACT OF VOTE. The Audit Committee is not bound by a vote either for or against the firm but will consider the votes cast by shareholders in selecting our independent registered public accounting firm in the future.

BOARD RECOMMENDATION. As part of its responsibility to evaluate and appoint the independent auditor each year, the Audit Committee has selected EY as our independent registered public accounting firm for the upcoming fiscal year. The Audit Committee considered a number of factors prior to making the determination to re-engage EY, including the nature and quality of their performance, communications, expertise, objectivity, professional judgement and tenure. As discussed below, the Audit Committee believes there are numerous benefits associated with a long-tenured relationship. The Audit Committee also considered that **shareholders voted in favor of Ernst & Young with over 92% of the votes cast** at last year's annual meeting. Due to these factors, among others, the Audit Committee has selected Ernst & Young to be AutoZone's independent registered public accounting firm for the 2024 fiscal year.

Representatives of Ernst & Young LLP will be present at the Annual Meeting to make a statement if they so desire and to answer any appropriate questions.



The Board recommends that shareholders vote **FOR** the ratification of Ernst & Young LLP as AutoZone's independent registered public accounting firm.

BENEFITS OF A LONG-TENURED AUDITOR

EY has served as our independent auditor for over thirty-five years. Before determining to engage them again for the upcoming fiscal year, the Audit Committee considered how auditor tenure might impact the quality and effectiveness of the independent audit and determined that a number of benefits exist:

- EY has developed a deeper understanding of AutoZone, its business, the industry in which it operates, its accounting policies and practices and its internal controls over financial reporting;
- Efficiencies have been gained in the audit process, resulting in an efficient fee structure that is competitive with our peer companies, while continuing to provide high quality of service; and
- Appointing a new audit firm would require a significant amount of management's time for effective onboarding and transitioning.

AUDIT AND NON-AUDIT FEES

The aggregate fees for professional services rendered by EY during the past two fiscal years for the annual audit of our consolidated financial statements, the review of our quarterly interim consolidated financial statements, and audit-related, tax, and all other services performed, are set forth in the table below. Amounts reported for FY23 include estimates to be billed for services rendered.

	2023	2022
Audit Fees	$ 3,006,553	$ 2,368,719
Audit-Related Fees	$ 35,000	$ 34,246
Tax Fees[1]	$ 157,000	$ 478,612
All Other Fees	$ —	$ —

(1) Relates to state, local and international tax services, including tax compliance and tax planning.

AUDIT COMMITTEE PRE-APPROVAL

The Audit Committee pre-approves all services performed by the independent registered public accounting firm under the terms contained in the Audit Committee charter, a copy of which can be obtained at our website at investors.autozone.com. The Audit Committee pre-approved 100% of the services provided by EY during the 2023 and 2022 fiscal years. The Audit Committee considers the services listed above to be compatible with maintaining Ernst & Young LLP's independence.

PROPOSAL 3: **Advisory Vote on the Compensation of Named Executive Officers**

DESCRIPTION OF PROPOSAL. In accordance with Section 14A of the Exchange Act, we are asking shareholders to approve the following advisory resolution on the compensation of our Principal Executive Officer, our Principal Financial Officer and our other three most highly paid executive officers (collectively, the "Named Executive Officers") at the Annual Meeting:

> "RESOLVED, that the compensation paid to AutoZone's Named Executive Officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative discussion, is hereby APPROVED."

VOTES REQUIRED. This matter will be approved if the number of votes cast FOR the proposal exceeds the number of votes cast AGAINST the proposal. Abstentions and broker non-votes are not considered votes cast or shares entitled to vote with respect to this proposal and therefore will have no effect on the outcome of Proposal 3.

IMPACT OF VOTE. This advisory vote, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to endorse or express disapproval of our executive pay program. Because the vote on this proposal is advisory in nature, it is not binding on AutoZone, the Board or the Compensation Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any Named Executive Officer nor will it overrule any decisions made by the Board or the Compensation Committee. Because we highly value the opinions of our shareholders, however, the Board and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

BOARD RECOMMENDATION. The Board believes that AutoZone's executive compensation program, as described in the Compensation Discussion and Analysis, is effective in achieving the Company's goals of driving superior performance, retention and shareholder value. Our Board and Compensation Committee believe that there should be a strong relationship between pay and performance, and our executive compensation program reflects this belief. We urge you to read the Compensation Discussion and Analysis, as well as the compensation tables and narrative, beginning on the following page, which provide detailed information on our compensation philosophy, policies and practices and the compensation of our Named Executive Officers.



The Board recommends that shareholders vote **FOR** the advisory vote on executive compensation.

PROPOSAL 4: **Frequency of Advisory Vote on Named Executive Officer Compensation**

DESCRIPTION OF PROPOSAL. In accordance with Section 14A of the Exchange Act, we are asking shareholders to approve the frequency of future advisory votes on the compensation of our Named Executive Officers. Shareholders may elect to have such advisory votes every one year, two years or three years.

VOTES REQUIRED. The choice that receives the most votes will be considered to be the recommendation made by shareholders. Abstentions and broker non-votes are not considered votes cast or shares entitled to vote with respect to this proposal and therefore will have no effect on the outcome of this Proposal 4.

IMPACT OF VOTE. This advisory vote, commonly known as a "say-on-frequency" proposal, gives our shareholders the opportunity to express how frequently they would like to vote upon our executive pay program. Because the vote on this proposal is advisory in nature, it is not binding on AutoZone, the Board or the Compensation Committee. Because we highly value the opinions of our shareholders, however, the Board will consider the results of this advisory vote.

BOARD RECOMMENDATION. The Board believes that shareholders should continue to have the opportunity to vote upon AutoZone's executive compensation program on an annual basis. Since "say-on-pay" was first introduced in 2011, the Company's shareholders have provided a strong level of support each year in favor of our pay practices. Holding this vote annually allows the Compensation Committee to have regular and immediate feedback on our compensation practices and disclosures which ultimately inform future compensation decisions and shareholder engagement needs.



The Board recommends that shareholders vote to hold the advisory vote on named executive officer compensation every **ONE YEAR**.

Other Matters

We do not know of any matters to be presented at the Annual Meeting other than those discussed in this Proxy Statement. If, however, other matters are properly brought before the Annual Meeting, your proxies will be able to vote those matters in their discretion.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion & Analysis ("CD&A") explains our compensation program for our named executive officers ("NEOs") for fiscal year 2023 ("FY23"). This CD&A also describes the Compensation Committee's process for making pay decisions, as well as its rationale for specific compensation-related decisions.

Table of Contents

Executive Summary **33**
- FY23 Year in Review 33
- Shareholder Support and Engagement 34
- Diversity, Equity and Inclusion 34

Compensation Framework **35**
- Guiding Principles 35
- Compensation Elements and Mix 37
- Target Compensation Mix 38

Compensation Governance **39**
- Compensation Committee Oversight 39
- Roles and Responsibilities 39
- Establishing Compensation Levels 41
- Benchmarking 42

Compensation Program Details **44**
- Base Salary 44
- Annual Incentive Plan 44
- Long-Term Incentive Plan 47
- One-Time Special Awards 49

Other Practices, Policies & Guidelines **50**

Summary Compensation Table **54**

Grants of Plan-Based Awards **55**

Outstanding Equity Awards at Fiscal Year-End **56**

Option Exercises and Stock Vested **57**

Nonqualified Deferred Compensation **57**

Compensation Committee Report

The Compensation Committee of the Board has reviewed and discussed with management the following CD&A. Based on such review and discussions, the Committee recommended to the Board of Directors that the CD&A be included in this proxy statement.

Compensation Committee,
George R. Mrkonic, Jr. (Chair)
Brian P. Hannasch
Linda A. Goodspeed
Gale V. King

Named Executive Officers*

WILLIAM C. RHODES, III
Chairman, President and Chief Executive Officer

JAMERE JACKSON
Executive Vice President, Chief Financial Officer, Finance & Store Development

THOMAS B. NEWBERN
Executive Vice President, Operations, Sales and Technology

PHILIP B. DANIELE
Executive Vice President, Merchandising, Marketing, Supply Chain and CEO-Elect

PRESTON B. FRAZER
Senior Vice President, Finance

**Reflects titles as of fiscal year-end.*

Executive Summary

FY23 YEAR-IN-REVIEW

Our operating theme for fiscal year 2023 was "Accelerate Together." After an unprecedented period of uncertainty and volatility impacting virtually every aspect of our business, processes, procedures, and people, we worked aggressively to exit pandemic mode by re-anchoring ourselves to our historic standard of flawless execution and ***Accelerate Together***.

We Sustained Strong Growth and Continued to Deliver Strong Results. In FY23, we built upon our exceptional prior period performance by delivering $17.5 billion in sales, domestic same store sales growth of 3.4%, international same store sales growth (on a constant currency basis) of 17.5% and total company same store sales growth (on a constant currency basis) of 4.6%. We sustained the extraordinary sales and share gains we achieved since the start of the pandemic and we proudly established new all-time highs in sales, average sales per store, average Commercial sales per program, earnings per share and cash flow from operations.

We Continue to Navigate a Challenging Macroeconomic Environment. We continue to navigate a complex and unpredictable macroeconomic environment. FY23 has been marked by continued challenges – rising interest rates and labor costs are but a couple of those examples. After the most significant product cost inflation we have seen in decades, we are seeing those trends moderate. Labor costs continue to rise, and we believe that trend will continue albeit at a slower rate. We have clear, strong growth initiatives in progress in our retail, commercial and international businesses, and we are determined to move with urgency to reaccelerate our sales and share growth. While it was difficult to forecast our sales performance in this environment, the company managed its costs appropriately and slightly exceeded its target Earnings Before Interest and Taxes and Return on Invested Capital goals. The result of this focus was another year of solid profitable growth. Our continuing strong results are a testament to the organization's ability to perform in all economic environments.

Continue to Return Cash to our Shareholders. We returned approximately $3.7 billion of cash to our shareholders in the form of share repurchases during FY23. Furthermore, since the inception of our share repurchase program in 1998 and through the end of the fiscal year, we have returned an aggregate $33.8 billion to shareholders. Our long-standing and unwavering commitment to our disciplined capital allocation strategy is clear.

We Challenge Our AutoZoners to Accelerate Growth in Key Metrics. The Company delivered solid results, executing amidst a challenging external environment. With our focus on the future, we accelerated together and set challenging performance target goals with EBIT target increasing 4% over prior year record growth and ROIC increasing to ensure the plan was appropriately rigorous


3.4%
Domestic SSS Growth in FY23
$3.7B
Shares Repurchased in FY23
17.6%
Avg TSR over past 20 years
Diluted EPS
140
120
100
80
60
40
20
0
20% 10-year CAGR
FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23
Earnings Before Interest and Taxes and Return on Invested Capital
4,000.00
3,000.00
2,000.00
1,000.00
-
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23
EBIT (MMs)
ROIC
Total Shareholder Return
2,799%
836%
297%
2003
2013
2023
SPX Index
SPRetl Index
AZO Equity

and management was incented to deliver the best results possible for our shareholders.

SHAREHOLDER SUPPORT AND ENGAGEMENT

We have historically received high levels of support for our compensation program as evidenced by the results of our annual non-binding "Say-on-Pay" advisory vote regarding the compensation of our named executive officers. We have never received less than 86% votes cast in favor of our pay practices since "Say-on-Pay" was introduced in 2011. We consider this voting record to be a strong validation that our pay practices are firmly aligned with our shareholders' desires.

In addition to reviewing the results of our Say-on-Pay vote, we routinely engage directly with our shareholders on executive compensation, among other topics, to ensure there is appropriate communication and dialog between AutoZone and its shareholders. In the Summer and Fall of 2023, we invited shareholders to ask questions and provide feedback on our executive compensation practices and made the Chair of our Compensation Committee available to any of those shareholders who so requested. Shareholders continued to be supportive of our compensation practices and also asked for expanded disclosure regarding compensation determinations relating to the leadership transition.

DIVERSITY, EQUITY AND INCLUSION

AutoZone is committed to continuing to build a diverse organization that represents our customers and the communities in which we serve. This commitment to diversity begins at the top with our Board of Directors and our Executive Committee. We are proud of the quality, strength, experience, racial and ethnic diversity, gender diversity and tenure represented on our 15-person Executive Committee. Additionally, six members of our Executive Committee are Executive Sponsors of AutoZone Business Resource Groups and six are on the DEI Council. This leadership and advocacy serve to ensure we remain dedicated in continuing to invest in and develop a talented and diverse pipeline of AutoZoners.

AN AUTOZONER ALWAYS
EMBRACES DIVERSITY

Welcome each individuals' heritage, differences and unique qualities. Build teams with diverse thoughts, skills, knowledge and backgrounds. Value the ideas and opinions of others.

Compensation Framework

GUIDING PRINCIPLES

As the leading retailer and distributor of automotive replacement parts and accessories in the Americas, we believe an effective compensation program should be carefully designed to address the unique needs of our company, taking into consideration the industry, our history and the employee population for which such compensation program is designed. In particular, AutoZone's executive compensation program is designed around three, primary Guiding Principles.

COMPENSATION GUIDING PRINCIPLES



Drive PERFORMANCE

Does the compensation program represent a **pay-for-performance philosophy** by driving short-term and long-term performance? Are there appropriate **risk mitigation** measures designed to prevent excessive risk taking?



Drive RETENTION

Are we **attracting and retaining effective leaders** who can develop and execute long-term strategic objectives? Are they appropriately incented to ensure the long-term success of the organization, including after their retirement? Are they encouraged to attract, retain and develop **organizational talent for the future**?



Drive SHAREHOLDER VALUE

Are we investing in the **profitable growth** of the business by incenting **sustainable value creation**? Is performance and retention achieved in a manner that **does not come at an excessive cost to shareholders**?

These Guiding Principles have shaped our executive compensation framework for more than 20 years. By referring to these Guiding Principles, the Compensation Committee has consistently evaluated our executive compensation over the years to determine whether the program remains effective or whether changes in compensation design are appropriate.



Drive Performance

Evaluating long-term performance is a necessary first step in evaluating executive compensation. At AutoZone, we pay particular attention to Total Shareholder Return (TSR), Diluted Earnings per Share (EPS), Earnings before Interest and Taxes (EBIT) and Return on Invested Capital (ROIC). We believe these metrics, when viewed over a ten-year horizon, provide a strong indication of whether our compensation program embodies not only a *pay-for-performance* incentive structure, but also a *pay-for-long-term-performance* incentive structure. Furthermore, we are particularly proud that our TSR, over the past 20-years, has averaged approximately 20%, materially exceeding both the S&P 500 and S&P Retail Index!



Drive Retention

Retention of key executive officers, combined with the ability to attract and recruit highly qualified, external leaders, is an important goal of our compensation program as it promotes superior and consistent execution of our operational and financial goals as well as more thoughtful succession planning and organizational development. This ultimately serves the long-term benefit of our organization, our investors and our customers.

Accordingly, the Compensation Committee regularly reviews the turnover of the Company's executive officers as well as the entire pool of equity-eligible employees to evaluate retention.

- During the past ten years, AutoZone has not lost a single executive officer to another business due to their voluntary termination. To the contrary, our executive officers typically remain with AutoZone until their permanent retirement which allows for a successful transition of responsibilities to their successor.
- During fiscal year 2023, only 3% of equity-eligible AutoZoners left the Company due to voluntary departures as the vast majority of turnover was due to retirements or performance-based terminations. We believe this exceptionally low rate of turnover, well-below the market average rates, is a strong validation of the retentive value of our compensation structure.
- We have also shown that our compensation structure allows us to effectively recruit externally as we have added three highly qualified executive officers in the last three years.



Drive Shareholder Value

Investing in the profitable long-term growth of the business is a basic tenet of AutoZone. We passionately pursue opportunities that provide a strong return on investment and exercise restraint when presented with opportunities that we believe will not provide the returns that shareholders have come to expect from us. While some refer to this approach as our disciplined capital allocation strategy, at AutoZone, we simply call it *Living our Pledge and Values*. An AutoZoner always Strives for Exceptional Performance. Our compensation programs are designed to incent behaviors that stand true to this basic principle of driving long-term shareholder value, by profitably investing in and growing our business and returning excess cash to our shareholders.

AN AUTOZONER ALWAYS **STRIVES FOR EXCEPTIONAL PERFORMANCE**

Be accountable and honor your commitments. Act in a manner of the highest legal and ethical standards. Use resources wisely and promote a culture of thrift. Take strong initiative, act quickly and do the job right the first time.

COMPENSATION ELEMENTS AND MIX

The Compensation Committee aims to align the executive compensation program with the interests of our shareholders and in a manner consistent with our Guiding Principles. The key elements of our executive compensation program, as well as the primary Guiding Principles promoted by each such element, are summarized below.

Additionally, the program is designed to include an appropriate mix of different types of compensation as follows:

- ✓ a mix of **short-term** and **long-term** incentive compensation to align pay outcomes to both the achievement of our annual operating plan as well as our long-term strategy;
- ✓ a mix of **cash** and **equity** compensation to align interests of our executives with those of our shareholders; and
- ✓ a mix of **fixed** and **variable** compensation, to promote the achievement of rigorous goals without excessive risk taking.

	Compensation Components	Guiding Principles
BASE SALARY	• Fixed cash compensation • Allows AutoZone to attract and retain highly qualified executives through the delivery of stable, cash compensation • Salaries reflect individual's level of responsibility and experience, scope and complexity of position, market data and internal pay equity	
ANNUAL INCENTIVE PLAN	• Variable cash compensation • Drives short-term Company performance • Payout is based upon performance against pre-established, realistic, team-based financial goals of EBIT and ROIC, as drivers of economic profit • Incents exceptional individual performance due to individual modifiers	
LONG-TERM INCENTIVE PLAN	• Variable equity compensation, subject to holding requirements • Drives long-term performance • Directly aligns executives' interests with shareholders by rewarding long-term value creation as measured by stock price appreciation using stock options • Due to the share buyback program, each year, we are effectively reducing the number of stock options we grant as the grant pool is based on a fixed percentage of shares outstanding	
BENEFITS	• Health, welfare and retirement benefit plans and programs, including participation in stock purchase plans • Helps attract and retain experienced executives	
PERQUISITES	• Limited perquisites and personal benefits, such as airline club memberships and home security systems, which allow executives to devote more time to business while also promoting health, wellness and safety	

For FY23, the vast majority of target compensation value was delivered in the form of variable or “at-risk” performance-based compensation as shown below.


Target Compensation Mix
Chairman, President and CEO
6%
BASE SALARY
7%
ANNUAL INCENTIVES
CASH
87%
LONG-TERM INCENTIVES
EQUITY
94% AT-RISK, PERFORMANCE-BASED
Average of Other NEOs
11%
BASE SALARY
8%
ANNUAL INCENTIVES
CASH
81%
LONG-TERM INCENTIVES
EQUITY
89% AT-RISK, PERFORMANCE-BASED

Compensation Governance

COMPENSATION COMMITTEE OVERSIGHT

The Company's executive compensation program is administered and overseen by the Compensation Committee. As set forth in its committee charter (which is available on the Investor Relations section of our website), the Compensation Committee is made up entirely of independent directors appointed by the full Board of Directors and is responsible for reviewing and approving AutoZone's compensation philosophy, strategy and objectives as well as its compensation programs, plans and awards for executive officers. In carrying out its responsibilities, the Compensation Committee elicits feedback and support from members of management and outside advisors as needed.

ROLE OF COMPENSATION COMMITTEE

- Reviews and approves executive compensation philosophy, strategy and objectives
- Reviews and approves compensation programs, plans and awards (including salary, bonus and equity grants) for all executive officers
- Determines the terms and conditions of equity incentive awards for all award recipients
- Evaluates performance against pre-established performance goals
- Reviews regulatory and legal developments on compensation matters
- Reviews investor and key stakeholder perspectives on executive compensation practices
- Reviews and oversees risk management practices relating to the design and operation of compensation plans and programs

ROLE OF COMPENSATION CONSULTANT

- Reports directly to the Compensation Committee, with regular communication with the Compensation Committee Chair
- Provides recommendations regarding compensation amount, mix, program design and governance practices
- Feedback and recommendations are primarily focused on CEO compensation
- Provides direct feedback regarding compensation-related practices and trends

ROLE OF MANAGEMENT

- Conducts compensation-related research and data analysis based on peer group and broader market surveys
- Provides recommendations regarding compensation amount, mix, program design, and governance practices
  - Executives vigorously evaluate the performance of each of their direct reports
- Evaluates market data for each executive officer relative to the Company's strategy and business and inherent responsibilities of the role
- Advises on relationship of other factors, such as the Company's annual operating plan, long-term strategy, human capital management strategy and internal pay equity, to compensation design and outcomes.

Independent Compensation Consultant

In designing FY23 executive compensation programs, the Compensation Committee selected and retained Pearl Meyer to serve as its independent compensation consultant as they have since 2017. Prior to its engagement, the Committee re-assessed Pearl Meyer's independence in light of applicable SEC rules and NYSE listing standards and determined that no conflict of interest or independence concerns exist. Pearl Meyer reports directly to the Compensation Committee and provides independent advice regarding executive and non-employee director compensation programs and practices. Representatives from Pearl Meyer also regularly attend meetings of the Compensation Committee and also executive sessions as may be requested by the Committee from time to time.

Management

Mr. Rhodes, in his capacity as President and Chief Executive Officer, attends most meetings of the Compensation Committee and provides valuable input and perspectives to the Committee with respect to the performance and compensation of the other members of our management team. He makes specific recommendations to the Compensation Committee concerning the compensation of his direct reports and other senior executives, including the executive officers. These recommendations generally relate to base salary increases, internal promotions and compensation recommendations for newly hired executives. He also assists the Compensation Committee by providing input regarding individual goals, performance and results as well as scope and complexity of their positions. Our Senior Vice President, Human Resources, along with other key members of our human resources team also attend the majority of Compensation Committee meetings and provide the Committee with data, analyses and perspectives on relevant market and industry trends.

Compensation Planning Cycle

SEPTEMBER - NOVEMBER

- Review company performance and individual performance for prior year and approve annual incentive plan payouts
- Review and approve compensation disclosures to appear in Proxy Statement
- Approve compensation levels, including base salary, annual incentive plan target and equity awards
- Review feedback from Compensation Committee self-evaluation
- Review executive compliance with stock ownership policy

DECEMBER – FEBRUARY

- Review year-to-date results against annual incentive plan targets
- Review Say-on-Pay results and proxy advisory firm analyses
- Review compliance with Compensation Committee Charter
- Review director compensation (biennially)
  - Review director compliance with stock ownership policy

MARCH – MAY

- Review year-to-date results against annual incentive plan targets
- Review composition of Peer Group and approve any changes
- Review trends and best practices, due to legislative and regulatory changes or otherwise
- Discuss potential changes to compensation plans or policies
- Review consultant independence and fees

JUNE - AUGUST

- Review year-to-date results against annual incentive plan targets
- Review share-based expense trend
- Discuss feedback from shareholder engagement
- Review compensation plans and potential changes for following year
- Review findings from compensation program risk assessment.
- Discuss compensation levels for executive officers for following year

ESTABLISHING COMPENSATION LEVELS

Chief Executive Officer

The Compensation Committee annually reviews and establishes the compensation level for the Chairman, President and Chief Executive Officer, in conjunction with a review of his individual performance by the non-management directors. As part of this review, the Committee considers all forms of compensation, including base salary, annual cash incentive, long-term equity incentives and other benefits provided. Mr. Rhodes is not a party to the deliberations regarding his own compensation. Instead, the Compensation Committee receives input from Pearl Meyer, as its independent compensation consultant, and discusses its recommendations directly with the Senior Vice President, Human Resources.

CEO Transition (Effective January 2024)

Executive Chairman. In determining compensation for Mr. Rhodes that will take effect when he is appointed Executive Chairman in January 2024, the Compensation Committee reviewed peer group data and found great variability in Executive Chairman pay, due to each Company's unique facts and circumstances. The Committee wanted total compensation to be aligned appropriately with other leadership levels within the organization including the CEO successor, as well as incentivize Mr. Rhodes to remain focused on the overall health and long-term performance of the Company. Following the transition date, Mr. Rhodes shall receive an annual base salary of $150,000 with no annual bonus opportunity. Additionally, the Committee approved a long-term incentive award consisting of non-qualified stock options granted on October 6, 2023, with a grant date fair value of $4,850,000, based upon the Black-Scholes option pricing valuation model. Such award is scheduled to cliff-vest on October 15, 2028, with 50% of such award granted at an exercise price equal to 110% of the closing price of the Company's common stock on the grant date and the remaining 50% granted at an exercise price equal to 100% of the closing price of the Company's common stock on the grant date. All other terms of the long-term incentive award remain consistent with prior awards. In determining this compensation structure, the Committee believes a five-year cliff vesting shows commitment to the Company and its shareholders and reflects our philosophy of *pay-for-long-term-performance*. The premium-priced options were added to remain focused on the long-term success of the enterprise, knowing that Mr. Rhodes continues to have a strong belief in AutoZone and the future potential of this Company, which further aligns his interests with those of our shareholders.

CEO Successor. In determining compensation for Mr. Daniele that will take effect when he is appointed our Chief Executive Officer in January 2024, the Compensation Committee reviewed peer group data, Mr. Rhodes' current compensation as CEO and Mr. Daniele's specific experience. In particular, the Compensation Committee considered that Mr. Daniele will be new-in-position as a first-time CEO but also brings with him many years of relevant experience within AutoZone and the aftermarket automotive industry. Following such review, the Compensation Committee determined to set Mr. Daniele's total compensation at a competitive level but below market median compared to the peer group. His base salary and target annual incentive compensation are relatively consistent with that of Mr. Rhodes's, but his long-term incentive compensation is significantly less as Mr. Rhodes has served as CEO for more than 18 years. In connection with his appointment as Chief Executive Officer in January 2024, Mr. Daniele's annual base salary will be increased to $1,000,000 with a bonus target of 130% of base salary. He is also expected to receive long-term incentive awards for fiscal year 2024 consisting of non-qualified stock options with an estimated grant date fair value of $7,200,000 with a portion granted on October 6, 2023, and the remaining non-qualified stock options granted as of the transition date. Consistent with existing practice, Mr. Daniele was not a party to the deliberations regarding his own compensation, however, the Compensation Committee received input from Pearl Meyer and Mr. Rhodes in establishing Mr. Daniele's new compensation.

Other Executive Officers

The Compensation Committee annually reviews and approves base salaries for AutoZone's remaining executive officers based on recommendations of the Chairman, President and Chief Executive Officer and considerations of the various factors described above.

BENCHMARKING

AutoZone reviews publicly available data from a peer group of companies to help us ensure that our executive compensation programs remain effective in carrying out our Guiding Principles.

Peer Group Composition

Our peer group is composed of direct competitors; companies with which we compete for talent, customers and capital; and companies with a comparable range of key financial measures (e.g., revenues between 50% and 200% of AutoZone revenues, etc.) and business model (e.g. specialty retailer with retail and commercial customers). Such companies are likely to have executive positions comparable in breadth, complexity and scope of responsibility to ours. The peer group data we use is from proxy filings and other published sources – it is not prepared or compiled especially for AutoZone. We annually review the appropriateness of this peer group. It typically has changed when a peer company experiences events such as acquisitions and spin-offs, or in the event a member company experiences significant performance challenges.

FY23 Peer Group

- Advance Auto Parts
- Bath and Body Works
- Darden Restaurants
- Dick's Sporting Goods
- Dollar General
- Dollar Tree
- Foot Locker
- Gap Stores
- Genuine Parts
- LKQ Corporation
- O'Reilly Automotive
- Ross Stores
- Sherwin Williams
- Tractor Supply Company
- Ulta Beauty
- W.W. Grainger
- Yum! Brands

Changes for FY24 Peer Group. During fiscal 2023, recognizing the continued growth of the Company, the Compensation Committee reviewed the peer group for fiscal 2024 compensation programs. The intent of such review was to ensure our peer group consists of companies with a similar business model and face similar risks and opportunities as the macroeconomic environment changes, while also selecting companies with comparable financial metrics, market capitalizations and go-to market strategies. Management continues to believe the business models of automotive retailers and petroleum distributors are too dissimilar for inclusion in our peer group. Following such review, and upon the recommendation of management and Pearl Meyer, the Compensation Committee approved the following changes for the fiscal year 2024 peer group:

- Removed: Darden Restaurants, Foot Locker, Gap Stores, Ross Stores and Yum! Brands
- Added: Costco Wholesale and Lowe's

Use of Peer Group Data

Peer group data is an important tool in determining executive compensation levels. However, due to a number of factors, executive compensation data is not perfectly comparable across companies. For example, companies, like AutoZone, consider the scope, complexity and strategic contributions of each role in setting executive compensation. These factors vary significantly across companies, even in the same industry. For this reason, AutoZone does not engage in strict benchmarking of compensation levels, i.e., we do not use specific data to support precise targeting of compensation, such as setting an executive's base pay at the 50th percentile of an identified group of companies. Instead, we utilize peer group data to help determine competitive base salaries and short-term incentive target amounts that support our ability to attract and retain executive talent within our overall compensation philosophy.

Survey Data

In addition to the use of peer group data, AutoZone uses broader compensation survey data submitted by hundreds of companies, which may contain summary statistical information (e.g., mean, median, 25th percentile, etc.) related to base salaries, variable compensation, total annual cash compensation, long-term incentive compensation and total direct compensation. In making decisions related to executive compensation, the Compensation Committee uses the survey data as context in reviewing compensation levels, particularly for salary ranges, and approving pay actions.

Compensation Program Details

BASE SALARY

We provide base salaries to our executive officers as a means to deliver a stable amount of cash compensation throughout the fiscal year. Base salaries are established by the Compensation Committee at a level that takes into consideration the individual's position, including scope and complexity of the role, as well as broad-based market data, internal pay equity and total target cash compensation.

In general, base salaries for our executive officers are competitive but often below market median. For new executive officers that are promoted from within the organization, the Company aims to set base salaries in the bottom quartile of the market with the expectation of moving base salaries to the 30th percentile after the third year in such position. For executive officers that are externally hired, the Company may be more competitive in setting base salaries closer to median in order to successfully recruit and retain highly qualified leaders that complement the strategic needs of the organization.

Over time, as the median pay levels in the competitive market change, as evidenced by the salary survey data, AutoZone will make appropriate adjustments to its salary range midpoints so that on average, these midpoints are positioned at market median for base salaries. We believe this positioning relative to the market allows for competitive base salary levels while also delivering competitive total rewards at or above the market median through our performance-based variable compensation. For additional information on the sources of market data and how AutoZone uses such data, see "Benchmarking" within this CD&A.

The below table lists each of our named executive officer's base salary for fiscal years 2022 and 2023, the percent of increase from the prior year and the rationale for the change.

Name	FY22	FY23	Increase	Rationale
William C. Rhodes, III	$ 1,050,000	$ 1,050,000	0.0 %	As CEO, Mr. Rhodes has not typically received salary increases. He has received one $50,000 salary increase in the past ten years.
Jamere Jackson	710,000	731,000	3.0 %	Mr. Jackson received a smaller salary increase as his salary was near market median.
Thomas B. Newbern	616,000	641,000	4.1 %	Mr. Newbern received a salary increase aligned with the approach for all AutoZoner's with an average increase of 4.0%.
Philip B. Daniele	500,000	519,000	3.8 %	Mr. Daniele received a salary increase aligned with the approach for all AutoZoner's with an average increase of 4.0%.
Preston B. Frazer	500,000	449,000	(10.2)%	Mr. Frazer received a salary decrease aligned with the change in the scope of his role and responsibilities as he moved from Operations and Sales into Finance.

ANNUAL INCENTIVE PLAN

All executive officers were eligible to receive an annual cash incentive award under the FY23 Management Incentive Plan ("MIP"), which is designed to motivate and reward executives for short-term performance measured against pre-established financial goals. The following graphic illustrates the general design and structure of the MIP, or the annual incentive plan.


Base Salary ($)
x
Target MIP Opportunity (%)
x
Actual MIP Attainment (%)
+
Target MIP $ x Individual Modifier (%)
=
Actual MIP Payout ($)

The Compensation Committee annually reviews the design and elements of our executive compensation program to ensure it continues to reflect our Guiding Principles. In addition, the Committee periodically engages in a deeper review as may be appropriate due to evolving best practices, macroeconomic circumstances or otherwise. For example, during FY23, the Compensation Committee reviewed historical annual plan attainment levels over the prior 20-year period to ensure plan design reflected the Guiding Principles of *Drive Performance* and *Drive Shareholder Value*. In particular, the Compensation Committee reviewed incentive plan payout levels and performance against planned targets. In the instances where the Company performed significantly greater than plan and executive officers earned significant incentive plan payouts, the Committee reviewed underlying factors driving the exceptional performance, the incremental cost to shareholders, the growth in AutoZone's market capitalization, industry performance and industry-wide compensation practices. Based on this review, the Compensation Committee determined the MIP, or the annual incentive plan, is designed effectively and furthers all three Guiding Principles. As a result, the Compensation Committee has not made any significant changes to the plan design.

In FY23, the Compensation Committee established a maximum (above which no further bonus may be earned) of 300%. Looking at historical performance, the addition of a maximum payout was appropriate in the current environment.

Target Opportunity

As set forth in the table below, each executive officer's annual incentive plan target opportunity is expressed as a percentage of base salary, which percentage is based on the individual's level of seniority within the organization. As an individual's level of seniority and management responsibility increases, his or her target opportunity as a percentage of base salary increases and therefore the portion of his or her total performance-based compensation similarly increases.

Role	Target (% of Base Salary)
Chairman, President and Chief Executive Officer	130.0 %
Executive Vice President	75.0 %
Senior Vice President	60.0 %

Performance Goals and Payout Matrix

Actual payouts under our annual incentive plan are based upon performance against the matrix set forth on the following page. In developing the matrix, the Compensation Committee began with **Economic Profit** because it ensures that the Company is using capital to generate profitable earnings efficiently and in a manner that is sustainable for the future. In other words, Economic Profit ensures that *growth*, as well as the *cost of growth*, are balanced and achieved in a manner that maximizes the long-term interests of our shareholders. Furthermore, **Economic Profit allows us to align short-term compensation goals to long-term value creation**.

Accordingly, target Economic Profit, calculated by reference to the FY23 operating plan EBIT and ROIC, would result in target (or 100%) payout. Different levels of attainment of EBIT and ROIC result in varying levels of Economic Profit and payout is based upon actual Economic Profit against target Economic Profit. Accordingly, **annual incentive payouts are driven by EBIT and ROIC and their corresponding impact to Economic Profit against target.** For these reasons, we do not apply straight-line interpolation of our EBIT and ROIC as we focus on impact to Economic Profit instead.

The key metrics in developing the FY23 annual incentive plan are defined below. The Compensation Committee may (but is not required to) adjust for the effect of one-time charges and extraordinary events such as asset write-downs, litigation judgments or settlements, changes in tax laws, accounting principles or other laws or provisions affecting reported results, accruals for reorganization or restructuring, and any other extraordinary non-recurring items, acquisitions or divestitures and any foreign exchange gains or losses on the calculation of performance.

- Earnings before interest and taxes (“EBIT”) is defined as net income plus interest and taxes.
- Return on Invested Capital (“ROIC”) is defined as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to consider operating leases as financing leases).
- Economic Profit is calculated as net operating profit (including rent) after taxes, less the cost of capital using a capital charge rate of 10.5%.

Additionally, the Payout Matrix is further adjusted to ensure the annual incentive plan embodies our Guiding Principles—*Drive Performance, Drive Retention and Drive Shareholder Value*. These adjustments to the matrix serve as “guardrails” and are described below.

- Performance Hurdle. The annual incentive plan is subject to a pre-established threshold or hurdle such that no annual incentive awards are paid out unless the Company achieves 90% of target Economic Profit. If the Company achieves 90% of target Economic Profit, payout is 50% of target MIP opportunity. Achievement above 50% is paid by reference to the matrix. We believe this ensures goals are appropriately rigorous to drive performance.
- Emphasize EBIT Growth. The matrix is also modified such that payout shall not exceed target (or 100%) unless the EBIT target is exceeded. In other words, exceeding the ROIC target alone will not be sufficient to result in an above-target payout. The rationale for this is that there must be “incremental EBIT” (or EBIT in excess of target EBIT) to fund the additional incentive payout. This ensures that any excess payout earned by, and paid to, management does not come at the expense of shareholders but rather is paid out of the additional profit dollars generated by management’s efforts.

The payout matrix below reflects the targets for FY23, after giving effect to the Company’s actual effective tax rate.

AutoZone FY23 Annual Incentive Plan Payout Matrix

ROIC	EBIT (MMs)	$ 2,739.0 80 %	$ 2,910.1 85 %	$ 3,081.3 90 %	$ 3,252.5 95 %	$ 3,423.7 100 %	$ 3,457.9 101 %	$ 3,594.9 105 %	$ 3,766.1 110 %	$ 3,937.3 115 %
	51.23 %	—	—	— %	72 %	94 %	98 %	116 %	138 %	155 %
	51.73 %	—	—	— %	74 %	96 %	100 %	118 %	139 %	157 %
	52.23 %	—	—	— %	75 %	97 %	102 %	119 %	141 %	159 %
	52.73 %	—	—	50 %	77 %	99 %	103 %	121 %	143 %	161 %
	53.23 %	—	—	51 %	78 %	100 %	105 %	123 %	145 %	163 %
	53.73 %	—	—	52 %	80 %	100 %	107 %	125 %	147 %	165 %
	54.23 %	—	—	53 %	82 %	100 %	108 %	126 %	148 %	167 %
	54.73 %	—	—	54 %	83 %	100 %	110 %	128 %	150 %	168 %
	55.23 %	—	—	55 %	84 %	100 %	111 %	129 %	152 %	170 %
	55.73 %	—	—	56 %	86 %	100 %	113 %	131 %	153 %	172 %
	56.23 %	—	—	57 %	87 %	100 %	114 %	132 %	155 %	173 %
	56.73 %	—	—	58 %	89 %	100 %	116 %	134 %	157 %	175 %
	57.23 %	—	—	59 %	90 %	100 %	117 %	135 %	158 %	177 %
	57.73 %	—	—	60 %	91 %	100 %	119 %	137 %	160 %	178 %
	58.23 %	—	—	61 %	93 %	100 %	120 %	138 %	161 %	180 %
	58.73 %	—	—	62 %	94 %	100 %	121 %	140 %	162 %	181 %
	59.23 %	—	—	62 %	95 %	100 %	123 %	141 %	164 %	183 %

Note: Shaded areas on the matrix indicate levels of attainment in which EBIT and ROIC would result in Economic Profit that is less than 90% of target Economic Profit and therefore does not meet the specified hurdle and results in no payout.

Attainment per Matrix

The Company's results for fiscal year 2023 consisted of $2,432.0 million in Economic Profit, $3,523.5 million in adjusted EBIT and 53.78% of adjusted ROIC, in each case, after removing the effects of non-cash charges related to Last-In, First-Out ("LIFO") inventory reserve adjustments and non-routine legal settlements. Also, ROIC was calculated on a 14-point trailing fiscal period average to mitigate potential risk related to short-term actions which could inflate calculations. Based on these results, the Company achieved a payout of 112.8% of target under the FY23 Management Incentive Plan.

($in mill)	Target	Actual
Economic Profit	$ 2,371.1	$ 2,432.0
EBIT	$ 3,423.7	$ 3,523.5
ROIC	55.23 %	53.78 %
MIP Attainment per Matrix (% of Target): 112.8%		

Individual Modifier

Our annual incentive plan includes an individual modifier, which can adjust payouts positively or negatively as set forth below for all executives except for our CEO. The modifier serves to incent exceptional individual performance against pre-established individual goals. The individual performance component is structured as a modifier rather than a separate metric to ensure all executives are working collaboratively as one team in the best interests of the Company as a whole, rather than have individual goals compete with the shared interests of the organization. The pre-established individual goals for each of our executive officers support the attainment of our enterprise-wide financial goals and strategic growth priorities. For fiscal year 2023, these goals were focused on improving the customer experience across all channels, executing sales initiatives, expanding our store footprint (including hub and mega hub stores), expanding inventory assortment, realizing operating efficiencies and managing and developing a diverse and talented workforce.

Rating	Modification	Description
1	0%	Consistently did not meet expectations. No incentive plan payout regardless of company performance.
2	-20%	Did not meet expectations. Incentive plan target payout is reduced by 20%.
3	None	Met expectations. No modification to payout.
4	+ 20%	Exceeded expectations. Incentive plan target payout is increased by 20%.
5	+ 30%	Exceptional performance. Incentive plan target payout is increased by 30%.

Actual Payouts

After giving effect to actual FY23 performance against pre-established financial goals and individual goals, each named executive officer earned the following annual incentive plan payout.

Name	Base Salary ($)	Target (% of Base Salary)	Target ($)	Payout (112.8% of Target) ($)	Individual Modifier	Actual Payout ($)
William C. Rhodes, III	$ 1,050,000	130.0 %	$ 1,365,000	$ 1,539,720	—	$ 1,539,720
Jamere Jackson	727,769	75.0 %	545,827	615,693	—	615,693
Thomas B. Newbern	637,154	75.0 %	477,865	539,032	—	539,032
Philip B. Daniele	516,077	75.0 %	387,058	436,602	—	436,602
Preston B. Frazer (1)	483,769	69.0 %	331,742	374,205	(66,348)	307,857

(1) Amounts shown reflect a blend of salary and target MIP opportunities based on Mr. Frazer's change in role during the fiscal year.

LONG-TERM INCENTIVE PLAN

For FY23, all executive officers were awarded long-term incentives under the 2020 AutoZone, Inc. Omnibus Incentive Award Plan in the form of stock options. These long-term equity awards are granted to drive long-term performance by rewarding long-term value creation in the form of stock price appreciation.

As with other elements of executive compensation, the Compensation Committee annually reviews the design of the long-term incentive plan to ensure it remains effective and in furtherance of the Guiding Principles. While the Compensation Committee has traditionally granted long-term compensation in the form of stock options, the Committee continues to evaluate the efficacy of stock options against other potential equity vehicles. The Committee remains of the view that stock options are the most appropriate performance-based equity vehicle for AutoZone's executive officers because:

- Stock options directly align management's interest with the long-term interests of shareholders by awarding value upon stock price appreciation and long-term value creation.
- The 10-year term of stock options necessarily incents management to focus on a 7- to 10-year performance period as options reach their greatest value, in contrast to performance share units which typically carry a 3- or 4-year performance period.
- Retirement-eligible employees (as defined in the applicable plan) may continue to vest and can retain vested and unvested options for the remainder of the option term; accordingly, executives are incented to develop organizational talent, facilitate succession planning and transfer institutional knowledge. This ensures the long-term stability and growth of the organization even after the individual's retirement.

Also, when considering the efficacy of stock options, the Committee observed the following:

- Turnover of option-eligible employees, after excluding departures due to retirement or performance issues, remain well below market.
- The Company's burn rate remains at the median of the Peer Group.
- The Company's long-term performance, as measured by TSR over the last ten years is in the top quartile compared to its Peer Group.
- The average number of years stock options have been held before exercise is 6 years from the date of grant, for current executive officers as a group (based upon the last ten years of activity).

Stock Options

The non-qualified stock options are typically granted in late September or early October at the first regularly scheduled Compensation Committee meeting of the fiscal year. Awards of stock options may be granted outside of this general time frame in the event of internal promotions, external hires or other unique circumstances. Options have a term of ten years and become vested and are generally exercisable over a four-year period at the rate of one-fourth per year. Beginning with the fiscal year 2021 grant, options vest on October 15 of each of the four years following the grant date, which ensures the first vesting date occurs more than one full year after the date of grant. The exercise price for such options is equal to the closing price of our common stock on the grant date, as quoted on the NYSE. Under the terms of the AutoZone, Inc. 2020 Omnibus Incentive Award Plan, we may not grant stock options with a strike price at a discount to fair market value. Unless otherwise determined by the Compensation Committee, "fair market value" as of a given date is the closing price of our common stock as quoted on the NYSE on such date or, if the shares were not traded on that date, the most recent preceding date when such shares were traded.

FY23 Long-Term Incentive Plan Awards

Name	Options Granted (1)	
	(#)	($)
William C. Rhodes, III	19,700	$ 15,877,386
Jamere Jackson	5,240	4,223,223
Thomas B. Newbern	5,240	4,223,223
Philip B. Daniele	5,240	4,223,223
Preston B. Frazer	5,240	4,223,223

(1) All Executive Vice Presidents received a similar grant in FY23

ONE-TIME SPECIAL AWARDS

As a general rule, the Company does not grant one-time special awards to executive officers. However, in limited instances, the Company may grant a one-time special sign-on award for the sole purpose of recruiting and attracting high-caliber candidates to the AutoZone Executive Committee. Over the past five years, the Company has only issued one-time special awards to executive officers in four instances, all of which were sign-on awards subject to our typical four-year vesting conditions. Consistent with historical practice, during FY23, the Company granted a sign-on award to the newly hired SVP, General Counsel and Secretary. These sign-on awards, consistent with market practice, serve to incentivize external candidates to accept our offer of employment while also providing compensation for any unvested awards he or she may have left from their prior employer. Furthermore, providing equity subject to multi-year vesting conditions immediately aligns external hires' interests with those of the balance of the management team and our shareholders.

Other Practices, Policies & Guidelines

STOCK OWNERSHIP GUIDELINES

In furtherance of our Guiding Principles—*Drive Performance* and *Drive Retention*, AutoZone maintains robust stock ownership requirements for all executive officers. Without giving effect to recently elected directors or recently hired or promoted executives who are each provided with a transition period to comply, all directors and executive officers are in compliance with these stock ownership guidelines.

REQUIREMENT	DESCRIPTION
Ownership Requirement	• Independent Directors: 7x Cash portion of Annual Retainer • Chief Executive Officer: 6x base salary • Executive Vice President: 3x base salary • Senior Vice President: 2x base salary
Eligible Equity	• All eligible equity is valued at the closing price of AutoZone common stock as of the end of the fiscal year. Eligible equity includes shares that are reportable as beneficially owned, whether direct or indirect. • No portion of unvested awards or unexercised options are included for purposes of determining compliance with these guidelines.
Transition Period	• Independent Directors: Within 5 years of joining the Board • Executive Officers: Within 5 years of becoming a member of the Executive Committee; *provided*, any current Executive Committee member promoted to another Executive Committee role shall have an additional 3 years from promotion date to achieve higher requirement.
Holding Requirements	• Individuals not in compliance will be required to hold 50% of the shares acquired upon exercise of stock options (after permitting the sale of shares to cover taxes due) and may not otherwise sell any shares of AZO. • Guidelines will no longer apply after an executive officer reaches age 62 in order to facilitate appropriate financial planning as potential retirement approaches. The Compensation Committee may waive the guidelines for any other executive at its discretion.

UNLAWFUL INSIDER TRADING AND ANTI-HEDGING POLICY

AutoZone has adopted policies and procedures designed to prohibit unlawful insider trading, hedging transactions and related practices. Specifically, AutoZone's employees, officers and directors are prohibited from trading in AutoZone securities while in possession of material, nonpublic information, from pledging AutoZone securities as collateral, holding AutoZone securities in a margin account and entering into transactions that are designed to hedge or offset decreases in the market value of AutoZone securities. Prohibited transactions include equity swaps, prepaid variable forward contracts, put or call options (other than employee stock option grants), short sales or other derivative instruments. Additionally, certain employees and officers are subject to routine and non-routine blackout periods during which times trading in our securities is not permitted, as well as pre-clearance procedures to ensure compliance with applicable internal policies.

CLAWBACK POLICY

In fiscal year 2017, AutoZone adopted an incentive compensation recovery, or "Clawback Policy" that applied to current and former members of the AutoZone Executive Committee. Consistent with the final rules adopted by the SEC and NYSE, the Compensation Committee has adopted a revised Clawback Policy, which is summarized below. The complete text of such Clawback Policy is filed as an exhibit to the FY23 Form 10-K.

Non-Discretionary Clawback in the event of a Financial Restatement. In the event that AutoZone is required to prepare an accounting restatement to correct an error that (x) is material to the previously issued financial statements or (y) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company will seek to recover erroneously awarded incentive compensation received by any current or former executive officer during the immediately preceding three fiscal years. This is a "no fault" policy, meaning that it may be triggered in the absence of fraud or willful misconduct by the executive. "Erroneous" compensation is the amount of compensation that is granted, earned or vested based upon attainment of a financial reporting measure included in an accounting restatement above what would have been received had the financial statements in question been accurate.

Discretionary Clawback in the event of Willful Misconduct. Additionally, the Board, in its sole discretion, may seek to recover incentive compensation received by any current or former executive officer during the immediately preceding three fiscal years in the event such executive officer willfully engaged in conduct which is demonstrably or materially injurious to AutoZone, monetarily or otherwise.

BENEFITS

Our executive officers participate in certain benefits on the same terms that are offered to all of our full-time U.S. salaried employees. We also provide them with limited additional benefits and perquisites for retention and recruiting purposes, to replace benefit opportunities lost due to regulatory limits, and to enhance their ability to focus on our business. We do not provide tax gross-up payments for named executive officers on any benefits and perquisites other than relocation-related items. The primary additional benefits and perquisites include the following:

Benefit	Availability[(1)(2)]
Employee Stock Purchase Plan (ESPP)	• All U.S. AutoZoners
Executive Stock Purchase Plan (XSPP)	• Vice Presidents and above
401(k) Retirement Plan, with Match	• All U.S. AutoZoners
Executive Deferred Compensation Plan (EDCP), with Match	• Vice Presidents and above
Salary Continuation Death Benefit	• All U.S. AutoZoners
Matching Charitable Gift Program	• All U.S. AutoZoners; Executives eligible to receive a larger match
Medical, Dental and Vision Plans	• All U.S. AutoZoners
Executive Physical Program	• Executive Officers
Company-Paid Life Insurance Plans	• All U.S. AutoZoners
Company-Paid Disability Insurance Plans	• Vice Presidents and above

(1) Benefits listed as available to all AutoZoners are excluded from "All Other Compensation" in the Summary Compensation Table as permitted by applicable disclosure rules.

(2) This table is a summary only and does not describe specific benefit eligibility rules, such as minimum service, among others. All U.S. AutoZoners refers to full-time, salaried employees.

Stock Purchase Plans

	ESPP	XSPP
Overview	Shares purchased at a discount	Shares purchased at Fair Market Value (“FMV”) with a Company-provided “match” of shares (the “Matched Shares”)
Eligibility	All U.S. AutoZoners with 6-months of service	Vice Presidents and above with 6-months of service
Contributions	After tax, limited to lower of 10% of eligible compensation or $15,000	After tax, limited to 25% of eligible compensation
Discount / Match	15% discount to FMV	Matched Shares provided, such that total shares acquired are purchased at a 15% discount to FMV
Fair Market Value (FMV)	FMV is the lower of the closing price of a share of AZO common stock on the first and last trading day of the calendar quarter	FMV is the closing price of a share of AZO common stock on the last trading day of the calendar quarter
Vesting	Fully vested, but subject to one-year holding period	Purchased shares are fully vested and subject to one-year holding period. Matched Shares vest after one year.

Employee Stock Purchase Plan. AutoZone maintains the Eighth Amended and Restated AutoZone, Inc. Employee Stock Purchase Plan (“Employee Stock Purchase Plan” or “ESPP”) which enables all US. AutoZoners, with six months of service, to purchase AutoZone common stock at a 15% discount to FMV, subject to IRS-determined limitations. Based on IRS rules, annual purchases in the ESPP are limited to the lower of $15,000 or 10% of eligible compensation.

Executive Stock Purchase Plan. To support and encourage greater stock ownership by our leadership, AutoZone has also established a non-qualified stock purchase plan. The AutoZone, Inc. Sixth Amended and Restated Executive Stock Purchase Plan (“Executive Stock Purchase Plan” or “XSPP”) operates in a similar manner to the ESPP in that it allows executives to acquire shares of AutoZone common stock at a 15% discount to FMV. Because the XSPP is not required to comply with the requirements of Section 423 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), it provides for a higher limit on the percentage of a participant’s compensation that may be used to purchase shares and is limited to 25% of the eligible compensation with respect to the plan year. Under the XSPP, shares of AutoZone common stock are purchased at 100% of FMV (i.e., not at a discount), and a specified number of shares (the “Matched Shares”) are issued by the Company at no cost to the participant such that the total number of shares received is equivalent to acquiring the shares at 15% discount to FMV. The Matched Shares are unvested for one year from the date of purchase and subject to forfeiture during that time.

Retirement Plans

401(k) Retirement Plan. AutoZoners based in the United States are eligible to participate in the AutoZone, Inc. 401(k) Plan after one year of employment. The 401(k) Plan is a qualified plan that meets the requirements of Internal Revenue Code Section 401(a). The 401(k) Plan allows participants to make a pretax contribution of a specified percentage of their annual pay, up to IRS-imposed maximums, into an investment account. The Company provides a matching contribution that is calculated based on 100% of the first 3% of contributions and 50% of the next 2% of contributions into the 401(k) Plan.

Executive Deferred Compensation Plan. AutoZone officers based in the United States holding a role of Vice President or higher are eligible to participate in the AutoZone, Inc. Executive Deferred Compensation Plan (“Executive Deferred Compensation Plan” or “EDCP”) after their first year of employment. The EDCP is a nonqualified plan that allows participants to make a pretax deferral of up to 25% base salary and/or up to 75% of annual cash incentive compensation, with a Company-provided matching contribution that is calculated based on 100% of the first 3% of deferrals and 50% of the next 2% deferred, less the maximum value of the Company match available generally to participants in AutoZone's 401(k) Plan.

Taking Care of People

Salary Continuation Death Benefit. In the unfortunate event an eligible full-time AutoZoner passes away, AutoZone will provide up to 12 weeks of the deceased AutoZoner's pay to their named beneficiary. This new benefit was implemented in fiscal year 2022 and reflects our steadfast commitment to take care of our people, because their family is our family.

AN AUTOZONER ALWAYS **CARES ABOUT PEOPLE**

Treat people with dignity and respect. Recognize great work and provide frequent feedback. Demonstrate concern for others and your community. Create a safe environment. Own your development and help develop others.

Matching Charitable Gift Program. At AutoZone, we encourage our AutoZoners to be active members of the communities in which they live, work and serve. Through our Matching Gift Program, we commit to match AutoZoner donations dollar-for-dollar, up to $500 per AutoZoner per fiscal year, to qualified charities of their choice. Our Matching Gift program is available to all full-time and part-time AutoZoners in the United States. For Vice Presidents, AutoZone will match dollar-for-dollar up to $10,000, and for Executive Officers, AutoZone will match dollar-for-dollar up to $50,000, in each case per individual per fiscal year to qualified charities of their choice.

Limited Perquisites. The Company provides limited perquisites and personal benefits to its executives in order to allow them to devote more time to their business responsibilities while also promoting health, wellness and safety.

- *Company Aircraft.* Senior executives may periodically use AutoZone's private aircraft for personal travel pursuant to an agreement with the Company. Under the agreement, the Company must be reimbursed for the direct, incremental cost to the Company arising from the personal use of the aircraft. These expenses include the cost of fuel, aircraft maintenance plan costs related to the trip, ramp fees, pilot expenses (if contract pilots are used on the trip), any special insurance for the trip, and other direct costs to the Company. All of the fixed costs related to the use of the private aircraft, such as regular insurance premiums, hangar fees, depreciation and subscription costs, are paid by the Company, and reimbursement is not required for such costs.
- *Other.* The Company also provides its executive officers with home security system and/or monitoring services, airline club memberships and status upgrades, Company-paid spouse business-related travel, and Company-paid long-term disability insurance premiums.

RISK ASSESSMENT OF COMPENSATION PROGRAMS

Management has assessed our compensation programs and concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on AutoZone. This risk assessment included reviewing the design and operation of our compensation programs, identifying and evaluating situations or compensation elements that could raise more significant risks, and evaluating other controls and processes designed to identify and manage risk. The Compensation Committee reviewed the risk assessment and concurred with management's conclusion.

TAX CONSIDERATIONS

Section 409A of the Code was created with the passage of the American Jobs Creation Act of 2004. These tax regulations create strict rules related to non-qualified deferred compensation earned and vested on or after January 1, 2005. The Internal Revenue Service periodically releases Notices and other guidance related to Section 409A, and AutoZone continues to take actions designed to comply with the Section's applicable requirements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is composed solely of independent, non-employee directors. None of the members of the Compensation Committee (i) was an officer or employee of the Company at any time during or prior to fiscal 2023 or (ii) is or was a participant in a "related person" transaction with the Company since the beginning of fiscal 2023. No executive officer of the Company serves, or in the past fiscal year has served, on the compensation committee or board of any company that has one or more of its executive officers serving as a member of the Company's Compensation Committee or Board.

Summary Compensation Table

This table shows the compensation paid to the NEOs during the 2023, 2022 and 2021 fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($) (2)(3)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
William C. Rhodes III	2023	1,050,000	—	89,372	15,877,386	1,539,720	240,344	18,796,822
Chairman, President &	2022	1,050,000	—	89,909	10,280,340	2,613,975	295,786	14,330,010
Chief Executive Officer	2021	1,050,000	—	90,672	9,495,777	3,957,135	245,412	14,838,996
Jamere Jackson	2023	727,769	—	—	4,223,223	615,693	97,312	5,663,997
Chief Financial Officer/Executive Vice President,	2022	708,462	—	—	2,736,529	1,017,528	114,348	4,576,867
Finance & Store Development	2021	673,077	1,200,000	—	3,037,480	1,463,438	69,389	6,443,384
Thomas B. Newbern	2023	637,154	—	—	4,223,223	539,032	88,184	5,487,593
Executive Vice President,	2022	612,923	—	—	3,284,813	880,311	112,417	4,890,464
Operations, Sales & Technology	2021	593,538	—	—	2,141,205	1,548,600	77,499	4,360,842
Philip B. Daniele	2023	516,077	—	28,354	4,223,223	436,602	83,212	5,287,468
Executive Vice President,	2022	500,000	—	7,988	2,736,529	718,126	76,184	4,038,827
Merchandising, Marketing, Supply Chain & CEO-Elect	2021							
Preston B. Frazer	2023	483,769	—	58,791	4,223,223	307,857	110,591	5,184,231
Senior Vice President,	2022	500,000	—	45,325	2,736,529	718,126	106,786	4,106,766
Finance	2021							

(1) Annual incentive awards were paid pursuant to the EICP and therefore appear in the "non-equity incentive plan compensation" column of the table. In FY21, we provided Mr. Jackson with an initial $1.2 million cash sign-on bonus as a make-whole award for the awards that were forfeited when he left his previous company.

(2) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 32 for more information about the Executive Stock Purchase Plan. See Note B, Share-Based Payments, to our consolidated financial statements in our Annual Report for a description of the Executive Stock Purchase Plan and the accounting and assumptions used in calculating expenses in accordance with FASB ASC Topic 718.

(3) The value of stock awards and option awards was determined as required by FASB ASC Topic 718. There is no assurance that these values will be realized. See Note B, Share-Based Payments, to our consolidated financial statements in our Annual Report for details on assumptions used in the valuation. To address compensation forfeited at the former employer, in FY21 we provided Mr. Jackson with an initial long-term incentive grant of approximately $1.0 million in stock options.

(4) Incentive amounts were earned for the 2023 fiscal year pursuant to the EICP and were paid in October 2023. See "Compensation Discussion and Analysis" on page 32 for more information about this plan.

(5) All Other Compensation includes the following:

Name		Perquisites and Personal Benefits ($)(A)	Imputed Income ($)(C)	Company Contributions to Defined Contribution Plans ($)(D)	Life Insurance Premiums ($)
William C. Rhodes III	2023	62,151 (B)	29,390	144,051	4,752
Jamere Jackson	2023	16,248	7,574	69,401	3,260
Thomas B. Newbern	2023	10,000	13,767	58,654	3,622
Philip B. Daniele	2023	33,791 (B)	2,622	44,425	914
Preston B. Frazer	2023	54,361 (B)	5,558	44,887	950

(A) Perquisites and personal benefits for all NEOs include matching charitable contributions under the AutoZone Matching Gift Program, Company-provided home security system and/or monitoring services, airline club memberships and status upgrades, Company-paid spouse business-related travel and Company-paid long-term disability insurance premiums.

(B) The perquisites or personal benefits which exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for an executive officer, consisted of matching charitable contributions made under the AutoZone Matching Gift program, under which executives may contribute to qualified charitable organizations and AutoZone provides a matching contribution to the charities in an equal amount, up to $50,000 in the aggregate for each executive officer annually, are as follows:

Name	2023($)
William C. Rhodes III	50,000
Philip B. Daniele	22,100
Preston B. Frazer	45,681

(C) Represents amounts related to imputed earnings on company-paid, taxable life insurance and miscellaneous other items.

(D) Represents employer contributions to the AutoZone, Inc. 401(k) Plan and the AutoZone, Inc. Executive Deferred Compensation Plan.

Grants of Plan-Based Awards

The following table sets forth information regarding plan-based awards granted to the Company's NEOs during the 2023 fiscal year.

		Estimated Future Payments Under Non-equity Incentive Plans (1)						
Name	Equity Plans Grant Date	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
William C. Rhodes III		682,500	1,365,000	4,095,000				
	10/4/2022					19,700	2,205.03	15,877,386
	9/30/2022				6			12,852
	12/30/2022				22			54,256
	3/31/2023				5			12,291
	6/30/2023				4			9,973
								15,966,758
Jamere Jackson		272,913	545,827	1,637,480				
	10/4/2022					5,240	2,205.03	4,223,223
								4,223,223
Thomas B. Newbern		238,933	477,866	1,433,597				
	10/4/2022					5,240	2,205.03	4,223,223
								4,223,223
Philip B. Daniele		193,529	387,058	1,161,173				
	10/4/2022					5,240	2,205.03	4,223,223
	9/30/2022				4			8,568
	12/30/2022				2			4,932
	3/31/2023				3			7,374
	6/30/2023				3			7,480
								4,251,577
Preston B. Frazer		165,871	331,742	995,226				
	10/4/2022					5,240	2,205.03	4,223,223
	9/30/2022				2			4,284
	12/30/2022				18			44,391
	3/31/2023				2			4,916
	6/30/2023				1			2,493
								4,279,307

(1) Represents potential threshold, target and maximum incentive compensation for the 2023 fiscal year under the EICP based on the dollar value of the estimated target amount payable if the specified performance target is reached. The amounts actually paid for the 2023 fiscal year are described in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. The "threshold" is the minimum payment level under the EICP which is 50% of the target amount. The maximum is 300% of the target. See "Compensation Discussion and Analysis" at page 32.

(2) Represents shares awarded pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" at page 32 and the discussion following this table for more information on the Executive Stock Purchase Plan.

(3) Represents options awarded pursuant to the 2020 Omnibus Incentive Plan. See "Compensation Discussion and Analysis" at page 32.

Proxy

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding stock option awards under the Amended 2011 Equity Plan, the 2011 Equity Plan, 2020 Omnibus Incentive Plan, other outstanding equity awards under the Amended 2011 Equity Plan and the 2011 Equity Plan, and unvested shares under the Executive Stock Purchase Plan for the Company's NEOs as of August 26, 2023:

		Option Awards				Shares	
		Number of Securities Underlying Unexercised Options (1)					
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($) (4)	Option Expiration Date	Number of Shares of Stock that have not Vested (2)	Market Value of Shares of Stock that have not Vested ($) (3)
William C. Rhodes III	9/23/2016	6,750	—	744.85	9/24/2026		
	9/26/2017	12,000	—	587.13	9/27/2027		
	9/25/2018	26,500	—	772.80	9/26/2028		
	10/7/2019	20,625	6,875	1,060.81	10/8/2029		
	10/7/2020	15,300	15,300	1,139.99	10/8/2030		
	10/5/2021	5,250	15,750	1,651.22	10/5/2031		
	10/4/2022	—	19,700	2,205.03	10/4/2032		
	9/30/2022					6	14,720
	12/30/2022					22	53,975
	3/31/2023					5	12,267
	6/30/2023					4	9,814
Totals		**86,425**	**57,625**			**37**	**90,776**
Jamere Jackson	9/23/2020	1,480	1,482	1,128.95	9/24/2030		
	10/7/2020	3,450	3,450	1,139.99	10/8/2030		
	10/5/2021	1,397	4,193	1,651.22	10/5/2031		
	10/4/2022	—	5,240	2,205.03	10/4/2032		
Totals		**6,327**	**14,365**			**—**	**—**
Thomas B. Newbern	9/25/2018	7,800	—	772.80	9/26/2028		
	10/7/2019	6,375	2,125	1,060.81	10/8/2029		
	10/7/2020	3,450	3,450	1,139.99	10/8/2030		
	10/5/2021	1,677	5,033	1,651.22	10/5/2031		
	10/4/2022	—	5,240	2,205.03	10/4/2032		
Totals		**19,302**	**15,848**			**—**	**—**
Philip B. Daniele	9/23/2016	6,190	—	744.85	9/24/2026		
	9/26/2017	5,460	—	587.13	9/27/2027		
	9/25/2018	5,450	—	772.80	9/26/2028		
	10/7/2019	4,965	1,655	1,060.81	10/8/2029		
	10/7/2020	2,400	2,400	1,139.99	10/8/2030		
	6/16/2021	250	250	1,390.47	6/16/2031		
	10/5/2021	1,397	4,193	1,651.22	10/5/2031		
	10/4/2022	—	5,240	2,205.03	10/4/2032		
	9/30/2022					4	9,814
	12/30/2022					2	4,907
	3/31/2023					3	7,360
	6/30/2023					3	7,360
Totals		**26,112**	**13,738**			**12**	**29,441**
Preston B. Frazer	10/6/2015	1,580	—	744.62	10/7/2025		
	9/23/2016	1,245	—	744.85	9/24/2026		
	9/26/2017	1,175	—	587.13	9/27/2027		
	9/25/2018	1,475	—	772.80	9/26/2028		
	10/7/2019	3,813	1,272	1,060.81	10/8/2029		
	10/7/2020	2,400	2,400	1,139.99	10/8/2030		
	6/16/2021	250	250	1,390.47	6/16/2031		
	10/5/2021	1,397	4,193	1,651.22	10/5/2031		
	10/4/2022	—	5,240	2,205.03	10/4/2032		
	9/30/2022					2	4,907
	12/30/2022					18	44,161
	3/31/2023					2	4,907
	6/30/2023					1	2,453
Totals		**13,335**	**13,355**			**23**	**56,428**

(1) Unless indicated otherwise, stock options vest annually in one-fourth increments over a four-year period.

(2) Represents shares acquired pursuant to unvested shares granted under the Executive Stock Purchase Plan. Such shares vest on the first anniversary of the date the option was exercised under the plan and will vest immediately upon a participant's termination of employment without cause or the participant's death or disability.

(3) Based on the closing price of AutoZone common stock on August 26, 2023 ($2,453.40 per share).

Option Exercises and Stock Vested

The following table sets forth information regarding stock option exercises and vested stock awards for the Company's NEOs during the fiscal year ended August 26, 2023:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($) (3)
William C. Rhodes III	54,892	88,408,766	44	106,689
Jamere Jackson	—	—	—	—
Thomas B. Newbern	—	—	—	—
Philip B. Daniele	6,670	10,583,952	4	9,560
Preston B. Frazer	1,730	3,486,434	22	53,627

(1) If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the closing price of AutoZone common stock on the New York Stock Exchange on the date of exercise and the exercise price of the option.

(2) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 32 for more information about this plan.

(3) Based on the closing price of AutoZone common stock on the vesting date.

Nonqualified Deferred Compensation

The following table sets forth information regarding nonqualified deferred compensation for the Company's NEOs as of and for the year ended August 26, 2023.

Name	Executive Contributions in Last FY ($) (1)	Company Contributions in Last FY ($) (2)	Aggregate Earnings/ Losses in Last FY ($) (3)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)
William C. Rhodes III	941,692	134,359	918,882	—	18,811,342
Jamere Jackson	87,224	57,030	17,703	—	349,337
Thomas B. Newbern	303,301	47,806	(164)	(190,197)	2,495,684
Philip B. Daniele	256,833	35,642	27,020	(25,932)	1,005,939
Preston B. Frazer	422,631	36,642	90,320	—	1,086,079

(1) Represents contributions by the NEOs under the AutoZone, Inc. Executive Deferred Compensation Plan (the "EDCP"). Such contributions are included under the appropriate "Salary" and "Non-Equity Incentive Plan Compensation" columns for the NEOs in the Summary Compensation Table.

(2) Represents matching contributions by the Company under the EDCP. Such contributions are included under the "All Other Compensation" column for the NEOs in the Summary Compensation Table.

(3) Represents the difference between the aggregate balance at end of fiscal 2023 and the end of fiscal 2022, excluding (i) contributions made by the executive officer and the Company during fiscal 2023 and (ii) any withdrawals or distributions during fiscal 2023. None of the losses in this column were included in the Summary Compensation Table because they were not preferential or above market.

Officers of the Company with the title of vice president or higher based in the United States are eligible to participate in the EDCP after their first year of employment with the Company. As of August 26, 2023, there were 57 such officers of the Company. The EDCP is a nonqualified plan that allows officers to make a pretax deferral of base salary and bonus compensation. Officers may defer up to 25% of base salary and up to 75% of bonus compensation. The Company match is calculated based on 100% of the first 3% of deferred compensation and 50% of the next 2% deferred, less the maximum value of the Company match available generally to participants in AutoZone's 401(k) Plan. Participants may select among various mutual funds in which to invest their deferral accounts. Participants may elect to receive distribution of their deferral accounts at retirement or starting in a specific future year of choice before or after anticipated retirement (but not later than the year in which the participant reaches age 75). If a participant's employment with AutoZone terminates other than by retirement or death, the account balance will be paid in a lump sum payment six months after termination of employment. There are provisions in the EDCP for withdrawal of all or part of the deferral account balance in the event of an extreme and unforeseen financial hardship.

Potential Payments Upon Termination Or Change In Control

Our NEOs may receive certain benefits if their employment terminates under specified circumstances. These benefits derive from Company policies, plans, agreements and arrangements described below.

Agreement with Mr. Rhodes

In 2008, Mr. Rhodes and AutoZone entered into an agreement (the "Agreement") providing that if Mr. Rhodes' employment is terminated by the Company without cause, he will receive severance benefits consisting of an amount equal to 2.99 times his then-current base salary, a lump sum prorated share of any unpaid annual bonus incentive for periods during which he was employed, and AutoZone will pay the cost of COBRA premiums to continue his medical, dental and vision insurance benefits for up to 18 months to the extent such premiums exceed the amount Mr. Rhodes had been paying for such coverage during his employment. The Agreement further provides that Mr. Rhodes will not compete with AutoZone or solicit its employees for a three-year period after his employment with AutoZone terminates.

Executive Officer Agreements (Messrs. Jackson, Newbern, Daniele and Frazer)

AutoZone's executive officers who do not have written employment agreements, including Messrs. Jackson, Newbern, Daniele and Frazer, have entered into agreements ("Severance and Non-Compete Agreements") with the Company providing that if their employment is involuntarily terminated without cause, and if they sign an agreement waiving certain legal rights, they will receive severance benefits in the form of salary continuation for a period of time ranging from 12 to 24 months, depending on their length of service at the time of termination. Other than Mr. Jackson, the aforementioned executives all have greater than 5 years of service.

Years of Service	Severance Period
Less than 1	12 months
1 – less than 5	18 months
5 or more	24 months

The executives will also receive a lump sum prorated share of their annual bonus incentive when such incentives are paid to similarly-situated executives. Medical, dental and vision insurance benefits generally continue through the severance period up to a maximum of 18 months, with the Company paying the cost of COBRA premiums to the extent such premiums exceed the amount the executive had been paying for such coverage. An appropriate level of outplacement services may be provided based on individual circumstances.

The Severance and Non-Compete Agreement further provides that the executive will not compete with AutoZone or solicit its employees for a two-year period after his or her employment with AutoZone terminates.

Equity Plans

All outstanding, unvested stock options, including those held by the NEOs, will vest immediately upon the option holder's death pursuant to the terms of the stock option agreements.

Unvested shares under our Executive Stock Purchase Plan, which normally are subject to forfeiture if a participant's employment terminates prior to the first anniversary of their acquisition, will vest immediately if the termination is by reason of the participant's death, disability, termination by the Company without cause, or retirement on or after the participant's normal retirement date. The plan defines "disability," "cause," and "normal retirement date."

Life Insurance

AutoZone provides all salaried employees in active full-time employment in the United States a company-paid life insurance benefit in the amount of two times annual earnings. "Annual earnings" exclude stock compensation and gains realized from stock option exercises but include salary and incentive compensation received. Additionally, salaried employees are eligible to purchase additional life insurance subject to insurability above certain amounts. The maximum benefit of the company-paid and the additional coverage combined is $7,500,000. All the NEOs are eligible for this benefit.

Disability Insurance

All full-time officers at the level of vice president and above are eligible to participate in two executive long-term disability plans, until age 65. Accordingly, AutoZone purchases individual disability policies for its executive officers that pay 70% of the first $7,143 of insurable monthly earnings in the event of disability. Additionally, the executive officers are eligible to receive an executive long-term disability plan benefit in the amount of 70% of the next $35,714 of insurable monthly earnings to a maximum benefit of $25,000 per month. AutoZone purchases insurance to cover this plan benefit. These two benefits combined provide a maximum benefit of $30,000 per month. The benefit payment for these plans may be reduced by deductible sources of income and disability earnings.

The following table shows the amounts that the NEOs would have received if their employment had been terminated under specified circumstances on August 26, 2023. This table does not include amounts related to the NEOs' vested benefits under our deferred compensation and pension plans or pursuant to stock option awards, all of which are described in the tables above.

Name	Voluntary or For Cause Termination ($)	Involuntary Termination Not For Cause ($)	Change in Control ($)	Disability ($)	Death ($)	Normal Retirement ($)
William C. Rhodes, III (1)						
Severance Pay	—	3,139,500	--	—	242,308	—
Annual Incentive	—	1,445,535	--	1,445,535	1,445,535	1,445,535
Benefits Continuation	—	54,453	--	—	4,447	—
Unvested Stock Options	—	7,780,909	--	—	55,644,278	7,780,909
Unvested Stock Awards	—	101,400	--	101,400	101,400	—
Disability Benefits	—	—	--	2,400,000	—	—
Life Insurance Benefits	—	—	--	—	5,000,000	—
Total	**—**	**12,521,797**	**—**	**3,946,935**	**62,437,968**	**9,226,444**
Jamere Jackson (2)						
Severance Pay	—	1,091,654	--	—	167,947	—
Annual Incentive	—	578,031	--	578,031	578,031	578,031
Benefits Continuation	—	28,448	--	—	3,322	—
Unvested Stock Options	—	—	--	—	13,265,008	—
Unvested Stock Awards	—	—	--	—	—	—
Disability Benefits	—	—	--	3,780,000	—	—
Life Insurance Benefits	—	—	--	—	3,462,000	—
Total	**—**	**1,698,133**	**—**	**4,358,031**	**17,476,307**	**578,031**
Thomas B. Newbern (2)						
Severance Pay	—	1,274,308	--	—	147,036	—
Annual Incentive	—	506,059	--	506,059	506,059	506,059
Benefits Continuation	—	33,732	--	—	4,112	—
Unvested Stock Options	—	2,069,643	--	—	15,152,666	2,069,643
Disability Benefits	—	—	--	1,410,000	—	—
Life Insurance Benefits	—	—	--	—	3,002,000	—
Total	**—**	**3,883,742**	**—**	**1,916,059**	**18,811,873**	**2,575,702**
Philip B. Daniele (2)						
Severance Pay	—	1,032,154	--	—	119,095	—
Annual Incentive	—	409,894	--	409,894	409,894	409,894
Benefits Continuation	—	13,818	--	—	3,322	—
Unvested Stock Options	—	—	--	—	12,552,835	—
Unvested Stock Awards	—	26,000	—	26,000	26,000	—
Disability Benefits	—	—	--	3,780,000	—	—
Life Insurance Benefits	—	—	--	—	2,444,000	—
Total	**—**	**1,481,866**	**—**	**4,215,894**	**15,555,145**	**409,894**
Preston B. Frazer (2)						
Severance Pay	—	967,538	--	—	111,639	—
Annual Incentive	—	351,315	--	351,315	351,315	351,315
Benefits Continuation	—	32,250	--	—	3,263	—
Unvested Stock Options	—	—	--	—	11,963,325	—
Unvested Stock Awards	—	59,800	--	59,800	59,800	—
Disability Benefits	—	—	--	6,480,000	—	—
Life Insurance Benefits	—	—	--	—	2,444,000	—
Total	**—**	**1,410,903**	**—**	**6,891,115**	**14,933,342**	**351,315**

(1) Severance Pay, Annual Incentive and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect the terms of Mr. Rhodes' Agreement described above. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death, as well as, under the stock option agreement beginning in October 2022 which states under retirement which is when the Participant has (i) attained age 55 and (ii) completed at least 15 years of service with the Company. In FY22, the company added 12 weeks of salary continuation for all full-time U.S. AutoZoners with one-year of service in the event of death. Unvested stock awards are shares under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, or death. Annual Incentive is shown at actual annual incentive amount for the 2023 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Disability Benefits are benefits

under a Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(2) Severance Pay, Annual Incentive and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Jackson, Mr. Newbern, Mr. Daniele and Mr. Frazer under the Severance and Non-Compete Agreements described above. Annual Incentive is shown at actual annual incentive amount for the 2023 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Benefits Continuation refers to medical, dental and vision benefits. In FY22, the company added 12 weeks of salary continuation for all full-time U.S. AutoZoners with one-year of service in the event of death. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death, as well as, under the stock option agreement beginning in October 2022 which states under retirement which is when the Participant has (i) attained age 55 and (ii) completed at least 15 years of service with the Company. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, or death. Disability Benefits are benefits under a Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

Proxy

PAY RATIO DISCLOSURE

Pursuant to Item 402(u) of Regulation S-K, we have conducted an analysis of our global employee population in order to estimate and disclose the total compensation paid to our median paid employee, not including our CEO, as well as the ratio of the total compensation paid to said median employee as compared to the total compensation paid to our CEO. The analysis, which is described below, yielded the following results:

Total compensation for the median employee for fiscal 2023 (not including the CEO):	$ 26,669
Total compensation for the CEO:	$ 18,796,822
Resulting CEO-to-median employee pay ratio:	**705:1**

Measurement date. We identified the median employee from our population as of June 30, 2023.

Compensation measure. The regulations require us to use a "consistently applied compensation measure", or CACM, to identify the median employee. Based on an analysis of the AutoZone workforce, we determined that fixed or guaranteed compensation, including overtime and earnings for paid time off, plus variable compensation (e.g., bonus or commission pay) closely approximate the annual total direct compensation of our employees. We converted the earnings paid in local (non-U.S.) currency to U.S. dollars using published exchange rates as of June 30, 2023. We did not apply pay adjustments allowed by the rules in order to ensure a conservative estimate (i.e., it is unlikely that the estimate could have been higher than that calculated).

Excluded population. We excluded from the analysis AutoZone employees in Brazil, Canada, China, Germany, India, Taiwan, Turkey and the United Kingdom, pursuant to the de minimis exemption under the rules. The 1,250 employees in these locations represent less than 5% of the total employee population of 116,170 as of June 30, 2023.

PAY VERSUS PERFORMANCE

The following table sets forth (i) total compensation paid to Mr. Rhodes, our principal executive officer ("PEO") for all three fiscal years presented, as set forth in our Summary Compensation Table ("SCT"), (ii) Compensation Actually Paid ("CAP") to our PEO, (iii) average total compensation paid to our other NEOs, excluding Mr. Rhodes, as set forth in the SCT for such fiscal year, (iv) average CAP to our other NEOs, in each case as calculated in accordance with Item 402(v) of Regulation S-K, and (v) certain Company and peer group performance measures for the periods indicated. CAP does not reflect value actually realized by the applicable executives or how the Compensation Committee evaluates compensation decisions.

Fiscal Year	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO (1)(2)	Average Summary Compensation Table Total for Non-PEO NEOs (3)	Average Compensation Actually Paid to Non-PEO NEOs (2)(3)(4)	Value of Initial Fixed $100: Total Shareholder Return	Value of Initial Fixed $100: Peer Group Total Shareholder Return (5)	Net Income ($s in millions)	Economic Profit ($s in millions)(6)
2023	$ 18,796,822	$ 37,562,328	$ 5,404,080	$ 10,077,359	$ 206.32	$ 98.08	$ 2,528.4	$ 2,432.0
2022	14,330,010	53,183,213	4,403,231	12,895,019	181.90	91.92	2,429.6	2,278.5
2021	14,838,996	33,457,070	3,943,435	6,034,162	130.22	110.88	2,170.3	1,984.4

(1) Reconciliation of amounts shown in Summary Compensation Table to CAP to PEO.

Fiscal Year	Summary Compensation Table Total (SCT)	Value of Stock Awards and Option Awards Reported in SCT (deducted)	Year-End Value of Awards Granted in Fiscal Year (1)	Change in Fair Value of Prior Year Awards-Outstanding and Unvested (2)	Change in Fair Value (from Prior Year End) of Prior Year Awards-Vested (2)	Prior Year Fair Value of Prior Year Awards that Failed to Vest (2)	Total Adjustments	CAP
2023	$ 18,796,822	$ (15,966,758)	$ 24,357,600	$ 9,772,375	$ 602,289	$ —	$ 18,765,506	$ 37,562,328
2022	14,330,010	(10,370,249)	20,198,760	26,351,061	2,673,630	—	38,853,203	53,183,213
2021	14,838,996	(9,586,448)	18,881,745	10,972,210	(1,649,432)	—	18,618,074	33,457,070

(2) Stock options are valued based on the Black-Scholes option pricing model as of the applicable measurement date. Stock options valued on a date other than the grant date are valued using the stock price and updated assumptions (i.e., term, volatility, interest rate) on such measurement date.

(3) The Non-PEO NEOs are comprised of: Messrs. Jackson, Newbern, Daniele and Frazer for fiscal years 2023 and 2022; and Messrs. Jackson, Giles, Newbern and Finestone and Ms. Ohm for fiscal year 2021.

(4) Reconciliation of amounts shown in Summary Compensation Table to CAP to Non-PEO NEOs

Fiscal Year	Summary Compensation Table Total (SCT)	Value of Stock Awards and Option Awards Reported in SCT (deducted)	Year-End Value of Awards Granted in Fiscal Year (1)	Change in Fair Value of Prior Year Awards-Outstanding and Unvested (2)	Change in Fair Value (from Prior Year End) of Prior Year Awards-Vested (2)	Prior Year Fair Value of Prior Year Awards that Failed to Vest (2)	Total Adjustments	CAP
2023	$ 5,404,080	$ (4,245,009)	$ 6,476,196	$ 2,317,977	$ 124,116	$ —	$ 4,673,280	$ 10,077,359
2022	4,403,231	(2,886,928)	5,633,491	5,210,600	534,626	—	8,491,789	12,895,019
2021	3,943,435	(1,967,903)	3,892,579	1,413,531	(145,677)	(1,101,803)	2,090,726	6,034,162

(5) Represents the weighted peer group total shareholder return (“TSR”), weighted according to each of the companies’ respective market capitalizations at the beginning of each period for which a return is indicated. The Company's peer group is the S&P Retail Index as reflected in our Annual Report on Form 10-K for fiscal year 2023.

(6) Economic Profit was selected by the Company as the “most important” financial performance measure (that is not otherwise required to be disclosed in the table above) used to link CAP to Company performance for the most recently completed fiscal year, or the Company-Selected Measure. See page 46 of “Compensation Discussion and Analysis” for more information about how Economic Profit is calculated.

Aggregate change in the actuarial present value of the accumulated benefits (deducted)” and “Aggregate service cost and prior service cost for pension benefits” intentionally omitted as such amounts are not applicable.

Relationship between CAP and Performance Measures

As discussed below, the relationship between the CAP to the PEO and the Average CAP to the Other NEOs in fiscal 2021, 2022 and 2023 (collectively, “NEO Compensation Actually Paid”) to each of (1) Net income, (2) TSR, and (3) Economic Profit demonstrates that such compensation fluctuates in a manner that is consistent with the Company’s achievement of its goals and increasing value for stockholders in line with the Company’s compensation philosophy and performance-based objectives.



Compensation Actually Paid vs. Economic Profit 2021 - 2023
Compensation Actually Paid (in Millions)
Economic Profit (in Millions)
$60
$50
$40
$30
$20
$10
$-
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
$33.4
$6.0
$53.1
$12.8
$37.5
$10.1
$1,984.4
$2,278.5
$2,432.0
2021
2022
2023
Compensation Actually Paid to PEO
Average Compensation Actually Paid to Non-PEO NEOs
Economic Profit



Compensation Actually Paid vs. Total Shareholder Return 2021-2023
Compensation Actually Paid (in Millions)
Total Shareholder Return
$60
$50
$40
$30
$20
$10
$-
$250
$200
$150
$100
$50
$-
$33.4
$6.0
$53.1
$12.8
$37.5
$10.1
$130.22
$181.90
$206.32
2021
2022
2023
Compensation Actually Paid to PEO
Average Compensation Actually Paid to Non-PEO NEOs
Total Shareholder Return



Compensation Actually Paid vs. Net Income 2021 - 2023
Compensation Actually Paid (in Millions)
Net Income (in Millions)
$60
$50
$40
$30
$20
$10
$-
$2,600
$2,500
$2,400
$2,300
$2,200
$2,100
$2,000
$1,900
$33.4
$6.0
$53.1
$12.8
$37.5
$10.1
$2,170.3
$2,429.6
$2,528.4
2021
2022
2023
Compensation Actually Paid to PEO
Average Compensation Actually Paid to Non-PEO NEOs
Net Income



Total Shareholder Return vs. Peer Group Total Shareholder Return 2021 - 2023
$250.00
$200.00
$150.00
$100.00
$50.00
$-
$130.22
$110.88
$181.90
$91.92
$206.32
$98.08
2021
2022
2023
Total Shareholder Return
Peer Group Total Shareholder Return

The primary driver of CAP is TSR. CAP is also influenced to a lesser extent by the other Company selected financial performance measures, but more as a function of their impact on TSR.

In fiscal year 2021, CAP was primarily driven by TSR which reflected the 30% increase in the Company’s stock price from the prior year, which outpaced the S&P Retail Index. To a lesser extent, CAP was influenced by net income as it was driven by earnings before interest and taxes (EBIT) which is a component of Economic Profit for the year. The CAP of the Non-PEOs reflect a lower than expected increase in relation to the PEO due to stock options no longer outstanding at year-end following the retirement of Mr. Giles.

For fiscal years 2022 and 2023, NEO CAP is significantly higher, as it was tied to the substantial increase in the Company’s stock price reflected in the TSR calculation for the year, along with the increase in Net Income and Economic Profit for the year. See “Compensation Discussion and Analysis” above for additional information regarding our fiscal 2023 NEO compensation.

Below, in an unranked order, are the most important financial performance measures used to link executive compensation actually paid to the Company's NEOs to the Company's performance for fiscal year 2023, as further described in our CD&A within the sections titled "Annual Incentive Plan" and “Long-term Incentive Plan.”

Most Important Financial Performance Measures: Economic Profit; Return on Invested Capital; Adjusted Earnings Before Interest and Taxes; and Stock Price.

Proxy

SHARE OWNERSHIP INFORMATION

Beneficial Ownership Tables

The tables below set forth certain information regarding the beneficial ownership of our common stock, as determined in accordance with SEC rules, as of October 23, 2023. Under these rules, beneficial ownership includes any shares as to which such individual or group has sole or shared voting power or investment power and includes any shares of common stock which such individual or group has the right to acquire beneficial ownership within 60 days of the specified date. As of October 23, 2023, we had 17,633,748 shares of common stock outstanding. For purposes of computing the percentage and amount of outstanding shares of common stock held by each individual or group, any shares which that individual or group had the right to acquire on or before December 22, 2023 are deemed to be outstanding for the individual or entity but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other individual or group.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

This table shows the beneficial ownership of common stock by each director, each named executive officer and all current directors and executive officers as a group. Unless stated otherwise in the notes to the table, each person named below has sole authority to vote and invest the shares shown.

Name of Beneficial Owner	Shares	Deferred Stock Units (1)	Option Awards (2)	Restricted Stock Units (3)	Total (#)	Ownership Percentage
Michael George	—	—	—	222	222	*
Linda A. Goodspeed	—	—	—	2,691	2,691	*
Earl G. Graves, Jr.	—	3,417	—	4,832	8,249	*
Enderson Guimaraes	—	—	—	3,051	3,051	*
Brian Hannasch	399	—	—	216	615	*
D. Bryan Jordan	240	—	—	2,742	2,982	*
Gale King	—	—	—	1,065	1,065	*
George R. Mrkonic, Jr.	—	1,405	—	3,764	5,169	*
Jill A. Soltau	—	—	—	983	983	*
William C. Rhodes III (4)	23,828	—	111,125	—	134,953	*
Jamere Jackson	41	—	11,500	—	11,541	*
Thomas B. Newbern	3,236	—	26,139	—	29,375	*
Philip B. Daniele	882	—	31,674	—	32,556	*
Preston B. Frazer (5)	1,604	—	18,514	—	20,118	*
All current directors and executive officers as a group (24) persons	**60,361**	**4,822**	**347,293**	**19,686**	**432,162**	**2.5%**

* Less than 1%.

(1) Includes shares that may be acquired immediately upon termination as a director by conversion of Stock Units.

(2) Includes shares that may be acquired upon exercise of stock options either immediately or within sixty (60) days of October 23, 2023.

(3) Includes fully-vested Restricted Stock Units that may be settled within sixty (60) days, one or five years after grant date or, termination of service as a director.

(4) Includes 176 shares held as trustee of a trust for Mr. Rhodes' son, 177 shares held as trustee of a trust for Mr. Rhodes' daughter, 1,043 shares held as trustee of trusts for Mr. Rhodes' nieces and nephews, 100 shares held as co-trustee of a trust for one of Mr. Rhodes' siblings and 1,936 shares owned by a trust for Mr. Rhodes' family in which his wife is trustee. Also includes 3,471 shares held by a charitable foundation for which Mr. Rhodes is president and a director and for which he shares investment and voting power.

(5) Includes 875 shares held as trustee of a family trust and 20 shares owned by his spouse.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following entities are known by us to own more than five percent of our outstanding common stock:

Name and Address of Beneficial Owner	Shares	Ownership Percentage (1)
Vanguard Group, Inc. (2) 100 Vanguard Blvd. Malvern, PA 19355	1,797,920	10.20%
BlackRock, Inc. (3) 50 Hudson Yards New York, NY 10001	1,368,521	7.76%
JPMorgan Chase & Co. (4) 383 Madison Avenue New York, NY 10179	958, 829	5.44%
FMR LLC (5) 245 Summer Street Boston, MA 02210	922,447	5.23%

(1) The ownership percentages are calculated based on the number of shares of AutoZone common stock outstanding as of October 23, 2023.

(2) Amounts reported in the table are based on information contained in a Form 13F filed by Vanguard Group Inc. on August 14, 2023 for the quarter ending June 30, 2023. Based on information contained in a Schedule 13G/A filed on May 10, 2023 by The Vanguard Group ("Vanguard"), as of April 28, 2023, Vanguard beneficially owned 1,842,601 shares of common stock, including (a) 0 shares over which it had sole voting power, (b) 28,071 shares over which it had shared voting power, (c) 1,762,228 shares over which it had sole dispositive power and (d) 80,373 shares over which it had shared dispositive power.

(3) Amounts reported in the table are based on information contained in a Form 13F filed by BlackRock, Inc. ("BlackRock") on August 11, 2023 for the quarter ending June 30, 2023. Based on information contained in a Schedule 13G/A filed on February 3, 2023 by BlackRock, as of December 31, 2022, BlackRock beneficially owned 1,537,903 shares of common stock, including (a) 1,398,365 shares over which it had sole voting power and (b) 1,537,903 shares over which it had sole dispositive power.

(4) Amounts reported in the table are based on information contained in a Form 13F filed by JPMorgan Chase & Co. ("JPM") on August 11, 2023 for the quarter ending June 30, 2023. Based on information contained in a Schedule 13G/A filed on January 18, 2023 by JPM, as of December 30, 2022, JPM beneficially owned 1,202,506 shares of common stock, including (a) 1,121,491 shares over which it had sole voting power, (b) 2,609 shares over which it had shared voting power, (c) 1,201,204 shares over which it had sole dispositive power and (d) 778 shares over which it had shared dispositive power.

(5) Amounts reported in the table are based on information contained in a Form 13F filed by FMR LLC ("FMR") on August 11, 2023 for the quarter ending June 30, 2023. Based on information contained in a Schedule 13G filed on February 9, 2023 by FMR, as of December 30, 2022, FMR beneficially owned 1,036,942 shares of common stock, consisting entirely of shares over which it had sole dispositive power.

DELINQUENT SECTION 16(A) REPORTS

Securities laws require our executive officers, directors, and beneficial owners of more than ten percent of our common stock to file insider trading reports (Forms 3, 4, and 5) with the SEC and the NYSE relating to the number of shares of common stock that they own, and any changes in their ownership. To our knowledge, based solely on our records and certain written representations received from our executive officers and directors, during the fiscal year ended August 26, 2023, all persons related to AutoZone that are required to file these insider trading reports have filed them in a timely manner. Copies of the insider trading reports can be found on the AutoZone corporate website at investors.autozone.com.

Equity Compensation Plans

The following table sets forth certain information as of August 26, 2023, with respect to compensation plans under which shares of AutoZone common stock may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (1)	1,027,588	$ 1,175.87	1,543,721
Equity compensation plans not approved by security holders (2)	438	74.21	—
Total	**1,028,026**	**$ 1,175.40**	**1,543,721**

(1) Consists of the Amended 2011 Equity Plan, 2020 Omnibus Incentive Plan, the Employee Stock Purchase Plan, the Executive Stock Purchase Plan and the 2003 Director Compensation Plan. Column (a) consists of shares of common stock issuable upon exercise of outstanding options and upon vesting and payment of outstanding restricted stock units, stock appreciation rights and deferred shares under each of the foregoing plans. Restricted stock units and deferred shares are settled for shares of common stock on a one-for-one basis and have no exercise price. Accordingly, they have been excluded for purposes of computing the weighted-average exercise price in column (b). Column (c) consists of shares available for issuance pursuant to the 2020 Omnibus Incentive Plan, the Employee Stock Purchase Plan and the Executive Stock Purchase Plan.

(2) Consists of the AutoZone, Inc. Second Amended and Restated Director Compensation Plan, which was approved by the Board but was not submitted for approval by the shareholders as then permitted under the rules of the NYSE. This plan was terminated in December 2002. Any outstanding awards consist of stock appreciation rights that may be converted into shares immediately upon termination as a director.

GENERAL INFORMATION

Attending and Voting Information

During the Annual Meeting, the Company intends to answer questions that are pertinent to the Company and the official business of the Annual Meeting, subject to time constraints.

ELIGIBLE ATTENDEES OF THE ANNUAL MEETING. Only shareholders of record at the close of business on October 23, 2023 (the "Record Date"), or holders of a validly issued proxy, are entitled to attend and vote at the Annual Meeting. The only class of stock that can be voted at the Annual Meeting is our common stock, which is the only class of stock of AutoZone that is issued and outstanding. Each share of common stock is entitled to one vote on all matters that come before the Annual Meeting. At the close of business on the Record Date, we had 17,633,748 shares of common stock outstanding.

ANNUAL MEETING LOCATION. The Annual Meeting will be held at the J. R. Hyde III Store Support Center located at 123 S. Front St, Memphis, Tennessee 38103. You are encouraged to arrive early to allow sufficient time to secure parking and complete admission verification procedures.

ADMISSION REQUIREMENTS. To be admitted, you must present a government-issued photo identification, such as a driver's license, state-issued ID card or passport, and proof of share ownership as of the Record Date. To prove ownership, shareholders of record will be verified against our list of registered shareholders, and beneficial shareholders, those who own their shares through an intermediary such as a bank or broker or other nominee, must show: an account statement showing their share ownership as of the Record Date; a copy of the voting instruction form or a valid legal proxy from the broker, trustee, bank or nominee holding the shares; a letter from a broker, trustee, bank or nominee holding the shares confirming the beneficial owner's ownership as of the Record Date; or other similar evidence of ownership. **We reserve the right to deny admittance to anyone who does not comply with these requirements as determined in our sole discretion.** If you hold shares in a joint account, both owners can be admitted to the meeting if proof of joint ownership is provided and you both provide identification.

LIVE WEBCAST. A live, audio-only webcast and audio recording of the Annual Meeting will be available at investors.autozone.com for shareholders and interested guests.

HOW TO VOTE.

Prior to the Meeting: If you are a shareholder of record as of the record date, you can vote by telephone, on the Internet or by mail. We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective, and reliable alternatives to returning your proxy card by mail.

On the Internet:



You may vote on the Internet by following the instructions on the Notice or proxy card. If you vote on the Internet, you do not have to mail in your proxy card.

By Telephone:



You may vote by telephone by following the instructions on the Notice or proxy card. If you submit your vote by telephone, you do not have to mail in your proxy card.

By Mail:



If you received printed proxy materials, you may vote by properly completing and signing the enclosed proxy card and returning it in the enclosed envelope.

If your shares are held in a brokerage account, bank, trust or another nominee as custodian, you are considered the "beneficial owner" of shares and will receive materials and voting instructions directly from your broker, bank, trustee or other nominee.

During the Meeting: You may vote your shares in-person at the annual meeting. See above for important information regarding who is eligible to attend the meeting and meeting admission requirements. Even if you plan to attend the meeting, we recommend that you vote in advance so that your vote will be counted if you later decide not to attend the meeting or fail to comply with the stated admission requirements.

Multiple Notices and Voting Forms: If you hold shares in different formats (e.g. both as a "record holder" and a "beneficial owner") or in multiple brokerage accounts, you will receive multiple notices or voting instruction forms. Please vote the shares represented by each notice, proxy card and/or voting instruction form you receive to ensure that all your shares are voted.

HOW VOTES ARE COUNTED. Your shares will be voted as you indicate on your proxy card. If you sign your card without indicating how you wish to vote, your shares will be voted FOR our nominees for director, FOR Ernst & Young LLP as independent registered public accounting firm, FOR the advisory vote on executive compensation, for holding the advisory vote on named executive officer compensation every ONE YEAR and in the proxies' discretion on any other matter that may properly be brought before the Annual Meeting or any adjournment of the Annual Meeting. The votes will be tabulated and certified by our transfer agent, Computershare Inc. A representative of Computershare will serve as the inspector of election.

HOW TO CHANGE YOUR VOTE. You may revoke your proxy at any time before it is voted at the Annual Meeting by giving written notice to our Secretary that you have revoked the proxy, providing a valid later-dated proxy, providing a later-dated vote by telephone or Internet or by voting in person at the Annual Meeting. Any written notice should be sent to the Secretary at 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103 and received no later than 5:00 p.m. Central Time on December 19, 2023. If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other holder of record and following the instructions they've provided.

QUORUM REQUIREMENTS. Holders of a majority of the shares of the voting power of the Company's common stock must be present in person or by proxy in order for a quorum to be present. Shares abstaining from voting and shares as to which a broker non-vote occurs are considered present for purposes of determining whether a quorum exists. If a quorum is not present at the scheduled time of the Annual Meeting, we may adjourn the Meeting, without notice other than announcement at the Annual Meeting, until a quorum is present or represented. Any business which could have been transacted at the Annual Meeting as originally scheduled can be conducted at the adjourned meeting.

BROKER NON-VOTES. Broker non-votes occur when shares held by a brokerage firm are not voted with respect to a proposal because the firm has not received voting instructions from the beneficial owner of the shares and the firm does not have the authority to vote the shares in its discretion.

MATTERS TO BE VOTED UPON. At the Annual Meeting, shareholders will be asked to vote on the following proposals:

Proposals	Board Recommendation	Voting Approval Standard	Abstentions	Broker Non-Votes
1. Election of 10 directors	**FOR**	More votes For than Against	No effect	No effect
2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2023 fiscal year	**FOR**	More votes For than Against	No effect	No effect
3. Approval of an advisory vote on the compensation of our named executive officers.	**FOR**	More votes For than Against	No effect	No effect
4. Approval of frequency of advisory vote on named executive officer compensation	**1 YEAR**	Most votes for frequency	No effect	No effect

Shareholders also will transact any other business that may be properly brought before the Annual Meeting.

ANNUAL REPORT. A copy of our Annual Report on Form 10-K for the fiscal year ended August 26, 2023 (the "FY23 Form 10-K") has been posted online, along with this Proxy Statement, each of which is accessible by following the instructions in the Notice. The FY23 Form 10-K is not incorporated into this Proxy Statement and is not considered proxy-soliciting materials. We filed our FY23 Form 10-K with the SEC on October 23, 2023 and will mail, without charge, a copy of such report, without exhibits to those who make a written request to our Secretary at 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103.

REVIEWING PROXY MATERIALS ONLINE. The rules of the SEC allow us to furnish proxy materials to our shareholders on the Internet. We are pleased to take advantage of these rules and believe that they enable us to provide our shareholders with the information that they need, while lowering the cost of delivery and reducing the environmental impact of our Annual Meeting. Accordingly, this Proxy Statement and our annual report to security holders are available on our website at investors.autozone.com. Additionally, you may access our proxy materials at www.envisionreports.com/AZO.

REQUESTING A PRINTED COPY OF PROXY MATERIALS. If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. The Notice will instruct you as to how you may obtain a printed copy of our proxy materials at no charge. All requests for printed copies of proxy materials must be received by December 11, 2023.

COSTS OF SOLICITATION. AutoZone will pay all expenses incurred in this proxy solicitation. We also may make additional solicitations in person, by telephone, facsimile, e-mail, or other forms of communication. Brokers, banks, and others who hold our stock for beneficial owners will be reimbursed by us for their expenses related to forwarding our proxy materials to the beneficial owners.

The 2024 Annual Meeting

Shareholders proposals and director nominations for consideration at the 2024 Annual Meeting of Shareholders (the "2024 Annual Meeting") must be submitted in writing and mailed to AutoZone, Inc., Attention: Secretary, Post Office Box 2198, Dept. 8074, Memphis, Tennessee 38101-2198. The information provided below is a summary. Additional detail as to requirements and other related matters can be found in our By-Laws and/or certain rules adopted by the SEC, as applicable.

Shareholder Proposals for Inclusion in Proxy Statement. In order to propose an item of business to be considered for inclusion in our proxy materials relating to the 2024 Annual Meeting, eligible shareholders must submit proposals that comply with Rule 14a-8 under the Exchange Act. Such proposal must be received by our Secretary by July 2, 2024.

Director Nominations for Inclusion in the Proxy Statement. In order to nominate a director candidate for inclusion in our proxy statement relating to the 2024 Annual Meeting, a shareholder or group of shareholders must comply with the "proxy access" provision set forth in Article II, Section 10 of AutoZone's By-Laws. This section provides that an individual eligible shareholder, or group of up to 20 eligible shareholders, must own 3% or more of AutoZone's outstanding common stock continuously for at least the previous three years, and may nominate up to the greater of two individuals or 20% of the Board for inclusion in our proxy statement. Requests to include shareholder-nominated director candidates in our 2024 Proxy Statement must be received by our Corporate Secretary not earlier than August 22, 2024, and not later than September 21, 2024. The nominating shareholder(s) must provide certain information and meet the other specific requirements of our By-laws, and each nominee must meet the qualifications required by our By-laws.

Business Not for Inclusion in the Proxy Statement. In accordance with Article II, Section 2 of AutoZone's By-Laws, shareholder proposals received after August 22, 2024, but before September 21, 2024, may be presented at the Annual Meeting, but will not be included in the Proxy Statement. Any shareholder proposal received on or after September 21, 2024, will not be eligible to be presented for a vote to the shareholders in accordance with our By-Laws.

Universal Proxy Rules for Director Nominations

In addition to satisfying the foregoing requirements under AutoZone's By-laws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than AutoZone's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act. Such notice must be postmarked or transmitted electronically no later than October 21, 2024 or not later than the date that is 60 days prior to the one-year anniversary of the Annual Meeting if such meeting takes place on any day other than December 20, 2023.


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AutoZone®

Form 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 26, 2023.

OR

☐ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______.

Commission file number 1-10714

AutoZone®

AUTOZONE, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	**62-1482048** (I.R.S. Employer Identification No.)
123 South Front Street, Memphis, Tennessee (Address of principal executive offices)	**38103** (Zip Code)

Registrant's telephone number, including area code**: (901) 495-6500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock ($0.01 par value)	**AZO**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $46,248,303,523.

The number of shares of Common Stock outstanding as of October 16, 2023, was 17,683,418.

Documents Incorporated By Reference

Portions of the definitive Proxy Statement to be filed within 120 days of August 26, 2023, pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be held December 20, 2023, are incorporated by reference into Part III.

10-K

TABLE OF CONTENTS

PART I 4

Item 1. Business . . . 4
- Introduction . . . 4
- Human Capital Resources . . . 4
- Store Operations . . . 6
- Commercial . . . 7
- Store Development . . . 8
- Marketing and Merchandising Strategy . . . 8
- Purchasing and Supply Chain . . . 10
- Competition . . . 10
- Government Relations . . . 10
- Trademarks and Patents . . . 11
- Seasonality . . . 11
- AutoZone Websites . . . 11
- Information about our Executive Officers . . . 11

Item 1A. Risk Factors . . . 14
Item 1B. Unresolved Staff Comments . . . 23
Item 2. Properties . . . 23
Item 3. Legal Proceedings . . . 24
Item 4. Mine Safety Disclosures . . . 24

PART II 24

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities . . . 24
Item 6. Reserved . . . 26
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations . . . 27
Item 7A. Quantitative and Qualitative Disclosures About Market Risk . . . 41
Item 8. Financial Statements and Supplementary Data . . . 43
Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure . . . 76
Item 9A. Controls and Procedures . . . 76
Item 9B. Other Information . . . 76
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections . . . 76

PART III 77

Item 10. Directors, Executive Officers and Corporate Governance . . . 77
Item 11. Executive Compensation . . . 77
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters . . . 77
Item 13. Certain Relationships and Related Transactions, and Director Independence . . . 77
Item 14. Principal Accounting Fees and Services . . . 77

PART IV 78

Item 15. Exhibits and Financial Statement Schedules . . . 78
Item 16. Form 10-K Summary . . . 83

Forward-Looking Statements

Certain statements contained in this annual report constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically use words such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “seek,” “may,” “could” and similar expressions. These are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including without limitation: product demand, due to changes in fuel prices, miles driven or otherwise; energy prices; weather, including extreme temperatures, natural disasters and general weather conditions; competition; credit market conditions; cash flows; access to available and feasible financing on favorable terms; future stock repurchases; the impact of recessionary conditions; consumer debt levels; changes in laws or regulations; risks associated with self-insurance; war and the prospect of war, including terrorist activity; the impact of public health issues; inflation, including wage inflation; the ability to hire, train and retain qualified employees, including members of management and other key personnel; construction delays; failure or interruption of our information technology systems; issues relating to the confidentiality, integrity or availability of information, including due to cyber-attacks; historic growth rate sustainability; downgrade of our credit ratings; damage to our reputation; challenges associated with doing business in and expanding into international markets; origin and raw material costs of suppliers; inventory availability; disruption in our supply chain; impact of tariffs; impact of new accounting standards; our ability to execute our growth initiatives; and other business interruptions. Certain of these risks and uncertainties are discussed in more detail in the “Risk Factors” section contained in Item 1A under Part 1 of this Annual Report on Form 10-K for the year ended August 26, 2023, and these Risk Factors should be read carefully. Forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements. Events described above and in the “Risk Factors” could materially and adversely affect our business. However, it should be understood that it is not possible to identify or predict all such risks and other factors that could affect these forward-looking statements. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Business

Introduction

AutoZone, Inc. (“AutoZone,” the “Company,” “we,” “our” or “us”) is the leading retailer and distributor of automotive replacement parts and accessories in the Americas. We began operations in 1979 and at August 26, 2023, operated 6,300 stores in the United States (“U.S.”), 740 stores in Mexico and 100 stores in Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 26, 2023, in 5,682 of our domestic stores as well as the vast majority of our stores in Mexico and Brazil, we had a commercial sales program that provided commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts. We also sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. Additionally, we sell the ALLDATA brand of automotive diagnostic, repair, collision and shop management software through www.alldata.com. We also provide product information on our Duralast branded products through www.duralastparts.com. We do not derive revenue from automotive repair or installation services.

Human Capital Resources

We believe the foundation of our success is our culture, which is rooted in our Pledge and Values and defines how our employees (“AutoZoners”) take care of customers and fellow AutoZoners. Each AutoZoner works hard to Live the Pledge, share their passion for WOW! Customer Service and Go the Extra Mile every day to continue building and growing AutoZone for our customers.

We seek to be the employer of choice as we compete for talent in our retail stores, field supervision, distribution centers, and store support functions. We focus heavily on retention by offering competitive compensation and benefits packages, extensive training and development opportunities and leveraging our business resource groups to support AutoZoners across the organization contribute their voices, time, and talent to helping other AutoZoners succeed in their careers.

As of August 26, 2023, we employed approximately 119,000 AutoZoners, approximately 60 percent of whom were employed full-time and the remaining 40 percent were employed part-time. About 91 percent of our AutoZoners were employed in stores or in direct field supervision, approximately 6 percent in distribution centers and approximately 3 percent in store support and other functions. Included in the above numbers are approximately 15,500 AutoZoners employed in our international operations. We have never experienced any material labor disruption, do not have any collective bargaining agreements and believe that relations with our AutoZoners are good.

Training & Development
We have a number of different types of jobs and career opportunities. While many of our AutoZoners follow more traditional career paths (e.g., part-time to full-time sales, store manager, district manager, regional manager, vice president), we encourage cross-functional development and support of AutoZoners as they expand their career into other departments and fields of interest within the Company. Many members of our senior leadership team have held positions in multiple areas of the business. We also invest in advanced leadership training in order to deepen our bench strength and support succession planning. For additional information, see “Store Operations—Store Personnel Training and Incentives” below. We believe these opportunities are important to attract, motivate and retain high quality AutoZoners.

Recognition
The AutoZone Pledge and Values drive our success and foster a strong, unique culture of teamwork and customer service. We encourage the recognition of AutoZoners for a variety of accomplishments, such as going above and

beyond to deliver Trustworthy Advice and WOW! Customer Service, taking initiative to prevent incidents and injuries, making contributions to help detect or report internal or external theft or providing significant service to help others. Whether they work in our stores, distribution centers, support centers or travel to support our customers and business, we believe AutoZoners everywhere should be recognized for their efforts and outstanding performance. We also recognize AutoZoners for their years of service to the organization and our customers.

Diversity, Equity and Inclusion ("DEI")
"Embraces Diversity" is one of our Values, and we have made great strides in our DEI initiatives. With the oversight and support of a cross-functional Diversity Council and DEI Steering Committee, our DEI efforts influence and inform many parts of our human capital management efforts including talent acquisition, retention, professional development and workforce management. Our first business resource group ("BRG") was established in 2014 (AutoZone Women's Initiative). Since then, five other BRGs now exist to help AutoZoners across the organization grow and succeed in their careers.

Health and Safety
We are committed to providing a safe working and shopping environment for our AutoZoners and customers. Aligned with our values, we strive to continually monitor our working and shopping environment to keep our AutoZoners and customers as safe as possible.

Additional information about our human capital resources can be found in our most recent Environmental, Social & Governance ("ESG") Report, which is available on our website. Our ESG Report is not, and will not be deemed to be, a part of this Annual Report on Form 10-K or incorporated by reference into this or any of our other filings with the Securities and Exchange Commission ("the SEC").

Store Operations

At August 26, 2023 our stores were in the following locations:

	Store Count
Alabama	123
Alaska	8
Arizona	165
Arkansas	73
California	658
Colorado	102
Connecticut	58
Delaware	20
Florida	430
Georgia	214
Hawaii	12
Idaho	33
Illinois	248
Indiana	164
Iowa	37
Kansas	55
Kentucky	105
Louisiana	132
Maine	14
Maryland	93
Massachusetts	88
Michigan	221
Minnesota	63
Mississippi	98
Missouri	122
Montana	15
Nebraska	25
Nevada	70
New Hampshire	23
New Jersey	124
New Mexico	64
New York	212
North Carolina	241
North Dakota	7
Ohio	288
Oklahoma	87
Oregon	57
Pennsylvania	228
Puerto Rico	51
Rhode Island	17
Saint Thomas	1
South Carolina	107
South Dakota	9
Tennessee	183
Texas	693
Utah	70
Vermont	2
Virginia	153
Washington	100
Washington, DC	5
West Virginia	45
Wisconsin	78
Wyoming	9
Total Domestic stores	6,300
Mexico	740
Brazil	100
Total stores	7,140

Store Formats
Substantially all stores are based on standard store formats, resulting in generally consistent appearance, merchandising and product mix. Approximately 90% to 99% of each store's square footage is selling space. In our satellite stores, approximately 40% to 50% of our space is dedicated to hard parts inventory, while our hub and mega hub stores have 70% to 85% of their space utilized for hard parts. The hard parts inventory area is generally fronted by counters or pods that run the depth or length of the store, dividing the hard parts area from the remainder of the store. The remaining selling space contains displays of maintenance, accessories and non-automotive items.

Store Personnel Training and Incentives
We provide on-the-job training as well as formal training programs, including an annual national sales meeting with related cascading meetings at our distribution centers, regional offices and stores; store meetings on specific sales and product topics; standardized computer-based training to support culture, safety, salesmanship, compliance and product and job knowledge; and several specialist, vendor and third-party programs to support learning and development in areas requiring technical expertise and specific job knowledge. All domestic AutoZoners are encouraged to complete our in-house product knowledge program and Parts Expert certification, which is developed in partnership with our key suppliers. Training is supplemented with frequent store visits by management. Additionally, store managers, commercial sales managers and managers at various levels across the organization receive financial incentives through performance-based bonuses.

Store Support Centers
All store support functions are centralized in our store support centers located in Memphis, Tennessee; Monterrey, Mexico; Chihuahua, Mexico and Sao Paulo, Brazil. We believe that this centralization enhances consistent execution of our merchandising and marketing strategies at the store level, while reducing expenses and cost of sales. In addition, we have offices in Shanghai, China and Haryana, India that provide sourcing, technology or other support functions.

Store Automation
All of our stores have Z-net, our proprietary electronic catalog that enables our AutoZoners to efficiently look up the parts that our customers need and provide complete job solutions, advice and information for customer vehicles. Z-net provides parts information based on year, make, model and engine type of a vehicle and also tracks inventory availability at the store, at other nearby stores and through special order. The Z-net display screens are placed on the hard parts counter or pods, where both the AutoZoner and customer can view the screen.

Our stores utilize our computerized proprietary Point-of-Sale System, which includes bar code scanning and point-of-sale data collection terminals. Our proprietary Store Management System provides administrative assistance, as well as enhanced merchandising information and improved inventory control. We believe the Point-of-Sale System also enhances customer service, while the Store Management System provides simplified warranty and product return procedures.

Commercial

Our commercial sales program operates in a highly fragmented market, and we are a leading distributor of automotive parts and other products to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts in the Americas. As part of our program, we offer credit and delivery to our customers, as well as online ordering through www.autozonepro.com or through the AutoZone Pro smartphone application. Through our hub and mega hub stores, we offer a greater range than our satellite stores of parts and products desired by professional technicians. We have dedicated sales teams focused on independent repair shops as well as national, regional and fleet commercial accounts.

Store Development

The following table reflects our store development during the past five fiscal years:

	Fiscal Year				
	2023	2022	2021	2020	2019
Stores:					
Beginning	6,943	6,767	6,549	6,411	6,202
New	198	177	219	138	209
Closed	1	1	1	—	—
Net new	197	176	218	138	209
Relocated	12	13	12	5	2
Ending	7,140	6,943	6,767	6,549	6,411

We believe expansion opportunities exist in markets we do not currently serve, as well as in markets where we can achieve a larger presence. We undertake substantial research prior to entering new markets. The most important criteria for opening a new store are the projected future profitability and the ability to achieve our required investment hurdle rate. Key factors in selecting new site and market locations for stores include population, demographics, vehicle profile, customer buying trends, commercial businesses, number and strength of competitors' stores and the cost of real estate. In reviewing the vehicle profile, we also consider the number of vehicles that are seven years old and older, or "our kind of vehicles"; these vehicles are generally no longer under the original manufacturers' warranties and require more maintenance and repair than newer vehicles. We seek to open new stores in high visibility sites in high traffic locations within or contiguous to existing market areas and attempt to cluster development in markets in a relatively short period of time. We believe our stores are "destination stores," generating their own traffic, therefore we situate most stores on major thoroughfares with easy access and good parking. In addition to continuing to lease or develop our own locations, we evaluate and may make strategic acquisitions.

Marketing and Merchandising Strategy

We are dedicated to providing customers with superior service and trustworthy advice as well as quality automotive parts and products at a great value in conveniently located, well-designed stores. Key elements of this strategy are:

Customer Service
Customer service is the most important element in our marketing and merchandising strategy, which is based upon consumer marketing research. We emphasize that our AutoZoners should always put customers first by providing prompt, courteous service and trustworthy advice. Our electronic parts catalog assists in the selection of parts as well as identifying any associated warranties offered by us or our vendors. In addition to our in-store offerings, we sell automotive hard parts, maintenance items, accessories and non-automotive parts through www.autozone.com, for pick-up in store or to be shipped directly to a customer's home or business, with next day or same day delivery programs in most of our U.S. markets. Additionally, we offer a smartphone application that provides customers with store locations, driving directions, operating hours, product availability, the ability to purchase products and other information.

We also provide specialty tools through our suite of free services. Through our Loan-A-Tool program customers can borrow a specialty tool, such as a steering wheel puller, for which a do-it-yourself ("DIY") customer or a repair shop would have little or no use other than for a single job. AutoZoners also provide free diagnostic and related services, including check engine and anti-lock braking system light readings through our AutoZone Fix Finder service, testing of starters, alternators and batteries, battery charging and the collection of used oil for recycling.

Merchandising
The following tables show some of the types of products we sell by major category of items:

Failure	Maintenance	Discretionary
A/C Compressors	Antifreeze & Windshield Washer Fluid	Air Fresheners
Batteries & Accessories	Brake Drums, Rotors, Shoes & Pads	Cell Phone Accessories
Bearings	Chemicals, including Brake & Power Steering Fluid, Oil & Fuel Additives	Drinks & Snacks
Belts & Hoses	Oil & Transmission Fluid	Floor Mats & Seat Covers
Calipers	Oil, Cabin, Air, Fuel & Transmission Filters	Interior & Exterior Accessories
Chassis	Oxygen Sensors	Mirrors
Clutches	Paint & Accessories	Performance Products
CV Axles	Refrigerant & Accessories	Protectants & Cleaners
Engines	Shock Absorbers & Struts	Sealants & Adhesives
Fuel Pumps	Spark Plugs & Wires	Steering Wheel Covers
Fuses	Windshield Wipers	Tools
Ignition		Towing
Lighting		Vehicle Entertainment Systems
Mufflers		Wash & Wax
Radiators		
Starters & Alternators		
Thermostats		
Tire Repair		
Water Pumps		

We believe customer satisfaction is often impacted by our ability to promptly provide specific automotive products as requested. Each store carries the same basic products, but we tailor our hard parts inventory to the makes and models of the vehicles in each store's trade area, and our sales floor products are tailored to the local store's demographics. Our hub stores (including mega hubs, which carry an even broader assortment) carry a larger assortment of products that are delivered to local satellite stores. We are continuously updating the products we offer to ensure our inventory matches the products our customers need or desire.

Pricing
We want to be the value leader in our industry, by consistently providing quality merchandise at the right price, backed by a satisfactory warranty and outstanding customer service. For many of our products, we offer multiple value choices in a good/better/best assortment, with appropriate price and quality differences from the "good" products to the "better" and "best" products. A key differentiating component versus our competitors is our exclusive line of in-house brands, which includes Duralast and the family of Duralast brands, ProElite, ShopPro, SureBilt, TotalPro, TruGrade and Valucraft. We believe that our overall value compares favorably to that of our competitors.

Brand Marketing: Marketing and Loyalty
We believe that targeted advertising and promotions play important roles in succeeding in today's environment. We are constantly working to understand our customers' wants and needs so we can build long-lasting, loyal relationships. We utilize advertising, direct marketing, loyalty programs and promotions primarily to highlight our great value, the availability of high quality parts and develop a relationship with an expanding base of customers. Digital and broadcast media are our primary advertising methods of driving retail traffic, while we leverage a dedicated sales force and our ProVantage loyalty program to drive commercial sales.

Store Design, Visual Merchandising and Promotional Execution
We design and build stores for high visual impact. The typical store utilizes colorful exterior and interior signage, exposed beams and ductwork, finished floors and brightly lit interiors. Batteries, maintenance products, accessories and non-automotive items are attractively displayed for easy browsing by customers. In-store signage and special displays promote products on floor displays, end caps and shelves. We utilize in-store signage, creative product placement and promotions to help educate customers about products that they may need.

10-K

Purchasing and Supply Chain

Merchandise is selected and purchased for all stores through our store support centers located in Memphis, Tennessee; Monterrey, Mexico and Sao Paulo, Brazil. Additionally, we have offices in Shanghai, China, Haryana, India and Istanbul, Turkey to support our global sourcing efforts. In fiscal 2023, one class of similar products accounted for approximately 14 percent of our total revenues. No other class of similar products accounted for 10 percent or more of our total revenues, and no individual vendor provided more than 10 percent of our total purchases. We believe alternative sources of supply exist, at similar costs, for most types of product sold. Most of our merchandise flows through our distribution centers to our stores by our fleet of tractors and trailers or by third-party transportation firms. The distribution centers replenish our stores up to multiple times per week depending on store sales volumes.

We ended fiscal 2023 with 308 domestic and 39 international hub stores, which have a larger assortment of products as well as regular replenishment items that can be delivered to a store in its network within 24 hours. Hub stores are generally replenished from distribution centers multiple times per week. Hub stores have increased our ability to distribute products on a timely basis to many of our stores and to expand our product assortment.

As a subset of our domestic hub stores, we ended fiscal 2023 with 98 mega hubs, an increase of 20 since the end of fiscal 2022. Additionally, we have two mega hubs in Mexico. Mega hubs work in concert with other hubs to drive customer satisfaction through improved local parts availability and expanded product assortments. A mega hub carries inventory of 80,000 to 110,000 unique SKUs, approximately twice what a hub store carries. Mega hubs provide coverage to both surrounding stores and other hub stores multiple times a day or on an overnight basis. Currently, we have over 6,000 domestic stores with access to mega hub inventory. A majority of these stores currently receive mega hub service same day.

Competition

The sale of automotive parts, accessories and maintenance items is highly competitive due to numerous factors, including name recognition, product availability, customer service, store location and price. AutoZone competes in the aftermarket auto parts industry, which includes both the retail DIY and commercial do-it-for-me ("DIFM") auto parts and products markets.

Our competitors include national, regional and local auto parts chains, independently owned parts stores, online automotive parts stores or marketplaces, wholesale distributors, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, hardware stores, supermarkets, drugstores, convenience stores, home stores and other retailers that sell aftermarket vehicle parts and supplies, chemicals, accessories and tools. AutoZone competes on the basis of customer service, including the knowledge and expertise of our AutoZoners and our ability to provide prompt delivery to commercial customers; merchandise quality, selection and availability; product warranty; store layouts, location and convenience; price; and the strength of our AutoZone brand name, trademarks and service marks.

Government Relations

We are subject to numerous federal, state, and local laws and regulations, many of which are complex, frequently changing and subject to varying interpretations. These laws and regulations relate to, among other things, the marketing and sale of products; proper handling and disposal of hazardous materials, particularly in connection with our used oil, oil filter and battery recycling programs; occupational health and safety; environmental matters; labor and employment; employee wages and benefits; information security and data privacy; real property; financial reporting and disclosure; antitrust and fair competition; international trade and transportation, logistics and delivery operations.

While compliance with the numerous laws and regulations applicable to our business, including environmental regulations, has not had a material adverse effect on capital expenditures, earnings or our competitive position to date, we can make no assurances as to the future costs of compliance. For more information, see the Risk Factors titled *"Legal and Regulatory Risks"* and *"Information Technology, Cybersecurity and Data Privacy Risks"* in "Part I. Item 1A, Risk Factors" in this report.

Trademarks and Patents

We regard our trademarks, service marks, patents, domain names, trade dress, trade secrets and other intellectual property as critical to our success and important components of our marketing and merchandising strategies. We have registered several trademarks and service marks in the U.S. Patent and Trademark Office as well as in certain other countries, including without limitation: "AutoZone," "Get in the Zone," "Duralast," "Econocraft," "ProElite," "ShopPro," "SureBilt," "TotalPro," "TruGrade," "Valucraft," and "ALLDATA," along with variations of these trademarks. Our trademark registrations have various expiration dates; however, assuming that the trademarks are properly maintained and in use, such registrations may typically be renewed indefinitely.

Seasonality

Our business is somewhat seasonal in nature, with the highest sales typically occurring in the spring and summer months of February through September, and the lowest sales in the months of December and January. During short periods of time, a store's sales can be affected by weather conditions. Extremely hot or extremely cold weather may enhance sales by causing parts to fail; thereby increasing sales of seasonal products. Mild or rainy weather tends to soften sales, as parts failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather. Over the longer term, we believe the effects of weather balance out, as we have stores throughout the Americas.

AutoZone Websites

Our primary website is www.autozone.com. We make available, free of charge, at www.autozone.com, by clicking "Investor Relations" located at the bottom of the page, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, registration statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, as soon as reasonably feasible after we electronically file such material with, or furnish it to, the SEC. Our websites and the information contained therein or linked thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Information about our Executive Officers

The following list describes our executive officers, which are elected by and serve at the discretion of the Board of Directors. The title of each executive officer includes the words "Customer Satisfaction" which reflects our commitment to customer service.

William C. Rhodes, III, 58—Chairman, President and Chief Executive Officer, Customer Satisfaction
William C. Rhodes, III has served as AutoZone's President and Chief Executive Officer, and a director since 2005 and was named Chairman in 2007. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes served in various capacities within the Company since 1994. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young LLP. As previously announced, Mr. Rhodes has notified the Board of his intention to relinquish his roles as President and Chief Executive Officer, effective January 2024, and the Board intends to appoint Mr. Rhodes to the role of Executive Chairman at such time.

Philip B. Daniele III, 54—CEO-Elect, Customer Satisfaction
Philip B. Daniele III was named CEO-Elect in June 2023. Previously Mr. Daniele had served as Executive Vice President – Merchandising, Marketing and Supply Chain from June 2021 to September 2023. The Board of Directors intends to appoint Mr. Daniele to the role of Chief Executive Officer and also appoint him to serve on the

10-K

Board in January 2024. Previously, Mr. Daniele served as Senior Vice President – Commercial from 2015 to 2021, Vice President – Commercial Support from 2013 to 2015 and Vice President – Merchandising from 2008 to 2013. Mr. Daniele was also a Divisional Vice President – Store Operations from 2005 to 2008. Prior to 2005, Mr. Daniele held several other key management positions with the Company.

Jamere Jackson, 54—Chief Financial Officer, Customer Satisfaction
Jamere Jackson was named Chief Financial Officer in January 2021 and, in that capacity, leads the Finance and Store Development teams. Mr. Jackson also held the title of Executive Vice President from January 2021 until his promotion in September 2023. Prior to joining AutoZone, Mr. Jackson served as Executive Vice President and Chief Financial Officer of Hertz Global Holdings, Inc., a worldwide rental company, since 2018. From 2014 to 2018, Mr. Jackson served as Chief Financial Officer of Nielsen Holdings plc, an information, data and measurement company. Prior to 2014, Mr. Jackson held a variety of leadership roles at General Electric Company, including Vice President and Chief Financial Officer of a division of General Electric Oil and Gas. Mr. Jackson serves on the Board of Directors for Eli Lilly & Co.

Thomas B. Newbern, 61—Chief Operating Officer, Customer Satisfaction
Thomas B. Newbern was named Chief Operating Officer in September 2023. Since March 2023, Mr. Newbern served as Executive Vice President Operations, Sales and Technology. From 2015 to March 2023, Mr. Newbern served as Executive Vice President overseeing Store Operations, Commercial, International, Information Technology, Loss Prevention and ALLDATA in different capacities. From 2007 to 2015, Mr. Newbern served as Senior Vice President overseeing Store Operations and Commercial. From 1998 to 2007, Mr. Newbern was Divisional Vice President – Store Operations. Mr. Newbern began his career with AutoZone in 1985.

William R. Hackney, 58—Executive Vice President – Merchandising, Marketing and Supply Chain, Customer Satisfaction
William R. Hackney was named Executive Vice President – Merchandising, Marketing and Supply Chain in September 2023. Previously, Mr. Hackney served as Senior Vice President, Merchandising, since rejoining the Company in October 2022 after a brief retirement. Mr. Hackney's career with AutoZone began in 1983, and he has held several key management roles within the Company, including Senior Vice President, Merchandising, Vice President, Store Operations Support and Vice President, Merchandising.

Jennifer M. Bedsole, 52—Senior Vice President, General Counsel & Secretary, Customer Satisfaction
Jenna M. Bedsole was named Senior Vice President, General Counsel & Secretary in April 2023. Prior to joining AutoZone, Ms. Bedsole was a partner with the law firm of Baker, Donelson, Bearman, Caldwell and Berkowitz P.C. since 2011, where she chaired the Labor and Employment practice group.

K. Michelle Borninkhof, 49—Senior Vice President and Chief Information Officer, Customer Satisfaction
K. Michelle Borninkhof was named Senior Vice President and Chief Information Officer in April 2021. Prior to that, Ms. Borninkhof was Chief Information Officer and Vice President for U.S. Technology at McDonald's since 2018. Prior to joining McDonald's, Ms. Borninkhof spent 11 years with Walmart Stores holding various leadership roles including Vice President – International Technology Delivery. Throughout her career, Ms. Borninkhof held various roles in store retail, distribution center operations and process improvement.

Preston B. Frazer, 47—Senior Vice President – Finance, Store Development and Strategy, Customer Satisfaction
Preston B. Frazer was named Senior Vice President Finance, Store Development and Strategy in March 2023. From 2021 to 2023 Mr. Frazer served as Executive Vice President – Store Operations, Commercial and Loss Prevention. From 2019 to 2021 Mr. Frazer served as Senior Vice President – Store Operations. Prior to that, Mr. Frazer was Vice President – Store Operations Support. Mr. Frazer began his career with AutoZone in 2006 in Finance and has held several key functional roles. Prior to joining AutoZone, Mr. Frazer was a senior manager with the accounting firm of KPMG, LLP.

Eric S. Gould, 54—Senior Vice President – Supply Chain, Customer Satisfaction
Eric S. Gould was named Senior Vice President, Supply Chain in February 2021. From 2017 to 2021, Mr. Gould served as Vice President, Supply Chain Replenishment. Prior to that, Mr. Gould held several key management

positions with the Company, including Vice President of Commercial, Commercial Support and Merchandising Pricing & Analysis.

Domingo J. Hurtado, 62—Senior Vice President – International, Customer Satisfaction
Domingo J. Hurtado Rodríguez was named Senior Vice President – International in September 2018. Prior to that, Mr. Hurtado was President – AutoZone de México. Mr. Hurtado has served in various capacities within the Company since 2001, which included leading the Company's expansion in Mexico. Prior to 2001, Mr. Hurtado held different positions with RadioShack including Director General in Mexico and General Manager in Venezuela.

Dennis W. LeRiche, 55—Senior Vice President – Store Operations, Customer Satisfaction
Dennis W. LeRiche was named Senior Vice President – Store Operations in June 2021. From 2015 to 2021, Mr. LeRiche was a Divisional Vice President – Store Operations. Prior to 2015, Mr. LeRiche held several other key management positions with the Company.

Grant E. McGee, 61—Senior Vice President – Commercial, Customer Satisfaction
Grant E. McGee was named Senior Vice President – Commercial in June 2021 and has notified the Company of his intent to retire, effective around the end of the 2023 calendar year. From 2007 to 2021, Mr. McGee was a Divisional Vice President – Store Operations. From 2004 to 2007, Mr. McGee was Vice President – Commercial. Prior to 2004, Mr. McGee held several other key positions with the Company.

Charlie Pleas, III, 58— Senior Vice President – Accounting and Finance, Customer Satisfaction
Charlie Pleas, III, became Senior Vice President, Finance and Accounting in December 2021 and has notified the Company of his intent to retire, effective around the end of the 2023 calendar year. Mr. Pleas was named Senior Vice President and Controller during 2007. Prior to that, Mr. Pleas held several key management positions within the Company's accounting department. Prior to joining AutoZone, Mr. Pleas was a Division Controller with Fleming Companies, Inc. where he served in various capacities during his tenure from 1988 to 1996. Prior to 1988, Mr. Pleas worked with Ernst & Young. Mr. Pleas is a member of the Board of Directors for Kirkland's Inc.

Albert Saltiel, 59—Senior Vice President – Marketing and E-Commerce, Customer Satisfaction
Albert Saltiel was named Senior Vice President – Marketing and E-Commerce during October 2014 and has notified the Company of his intent to retire, effective around the end of the 2023 calendar year. Previously, Mr. Saltiel was Senior Vice President – Marketing since 2013. Prior to that, Mr. Saltiel was Chief Marketing Officer and a key member of the leadership team at Navistar International Corporation. Mr. Saltiel has also been with Sony Electronics as General Manager, Marketing, and Ford Motor Company where he held multiple marketing roles.

Richard C. Smith, 59—Senior Vice President – Human Resources, Customer Satisfaction
Richard C. Smith was named Senior Vice President – Human Resources in December 2015. Mr. Smith has been an AutoZoner since 1985, previously holding the position of Divisional Vice President – Store Operations since 1997. Prior thereto, Mr. Smith served in various key positions within the Company.

Item 1A. Risk Factors

Our business is subject to a variety of risks and uncertainties. The risks and uncertainties described below could materially and adversely affect our business, financial condition, operating results, cash flows and stock price. The following information should be read in conjunction with the other information contained in this report and other filings that we make with the SEC. These risks and uncertainties are not the only ones we face. Our business could also be affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

Strategic and Operational Risks

If demand for our products slows, then our business may be materially adversely affected.

Demand for the products we sell may be affected by a number of factors we cannot control, including:

- the number of older vehicles in service. Vehicles seven years old or older are generally no longer under the original vehicle manufacturers' warranties and tend to need more maintenance and repair than newer vehicles.
- the number of miles vehicles are driven. Higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices, ride sharing, weather conditions, and other factors.
- rising fuel and energy prices. Increases in fuel and energy prices may cause our customers to defer purchases of certain of our products as they use a higher percentage of their income to pay for fuel and other energy costs and may drive their vehicles less, resulting in less wear and tear and lower demand for repairs and maintenance.
- the economy. In periods of declining economic conditions, including as a result of inflation, consumers may reduce their discretionary spending by deferring vehicle maintenance or repair. Additionally, such conditions may affect our customers' ability to obtain credit. During periods of expansionary economic conditions, more of our DIY customers may pay others to repair and maintain their vehicles instead of working on their own vehicles, or they may purchase new vehicles.
- the weather. Milder weather conditions may lower the failure rates of automotive parts, while extremely hot or cold conditions may enhance demand for our products due to increased failure rates of our customers' automotive parts. Extended periods of rain and winter precipitation may cause our customers to defer maintenance and repair on their vehicles. Additionally, climate changes can create more variability in the short-term or lead to other weather conditions that could impact our business.
- technological advances. Advances in automotive technology, such as improved parts design, can result in cars needing maintenance less frequently and parts lasting longer.
- prevalence of electric vehicles. Increased prevalence of electric vehicles, whether due to changes in consumer preferences or regulatory action incentivizing the purchase of electric vehicles, can result in less frequent parts failures and reduced need for parts.
- the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranties or maintenance offered on new vehicles.
- restrictions on access to telematics and diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation. These restrictions may cause vehicle owners to rely on dealers to perform maintenance and repairs.

These factors could result in a decline in the demand for our products, which could adversely affect our business and overall financial condition.

If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and our sales and profits may decline.

The sale of automotive parts, accessories and maintenance items is highly competitive. See "Item 1. Business" above for additional information regarding our competitive environment.

Although we believe we compete effectively, our competitors may have greater financial and marketing resources allowing them to sell merchandise at lower prices, larger stores with more merchandise, longer operating histories with deeper customer relationships, more frequent customer visits and more effective advertising. Online and multi-channel retailers often have lower operating costs and focus on delivery services, thereby offering customers faster, guaranteed delivery times and low-price or free shipping. In addition, because our business strategy is based on offering superior levels of customer service to complement the products we offer, our cost structure is higher than some of our competitors, which also puts pressure on our margins.

Consumers are embracing shopping online, including through mobile applications. With the increasing use of digital tools and social media, and our competitors' increased focus on optimizing customers' online experience, our customers are quickly able to compare prices, product assortment, product availability and feedback from other customers before purchasing products.

If we are unable to continue to manage in-stock inventory and costs, provide competitive delivery options, develop successful competitive strategies, including the maintenance of effective promotions, advertising and loyalty programs, develop and execute effective digital and omni-channel strategies or otherwise compete effectively, or if our competitors develop more effective strategies, we could lose customers and our sales and profits may decline.

We may not be able to sustain our historic rate of sales growth.

We have increased our store count in the past five fiscal years, growing from 6,202 stores at August 25, 2018, to 7,140 stores at August 26, 2023, a compounded annual growth rate of three percent. Additionally, we have increased annual revenues in the past five fiscal years from $11.2 billion in fiscal 2018 to $17.5 billion in fiscal 2023, with a compounded annual growth rate of nine percent. Annual revenue growth is driven by increases in same store sales, the opening of new stores and the development of new commercial programs. See "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of same store sales.

We open new stores only after evaluating customer buying trends and market demand/needs, all of which could be adversely affected by persistent unemployment, wage cuts, small business failures, microeconomic conditions unique to the automotive industry and our ability to expand into international markets. Same store sales are impacted both by customer demand levels and by the prices we are able to charge for our products, which can also be negatively impacted by economic pressures.

If we cannot profitably increase our market share in the commercial auto parts business, our sales growth may be limited.

Although we are a leading distributor of automotive parts and other products in the commercial market, we must effectively compete against national, regional and local auto parts chains, independently owned parts stores, wholesalers, jobbers, repair shops, auto dealers, online retailers and others in order to increase our commercial market share. Although we believe we compete effectively in the commercial market on the basis of customer service, merchandise quality, selection and availability, price, delivery times, product warranty, distribution locations and the strength of our AutoZone brand name, trademarks and service marks, some automotive aftermarket participants have been in business for substantially longer periods of time than we have, and as a result have developed long-term customer relationships and have large available inventories. If we are unable to profitably develop new commercial customers, our sales growth may be limited.

Our business depends upon hiring, training and retaining qualified employees, including members of management and other key personnel.

We believe much of our brand value lies in the quality of the approximately 119,000 AutoZoners employed in our stores, distribution centers, store support centers and ALLDATA. Our workforce costs represent our largest operating expense, and our ability to meet our labor needs while controlling labor costs is subject to numerous external factors, including market pressures with respect to prevailing wage rates and unemployment levels. Our business is also subject to employment laws and regulations, including those related to minimum wage, benefits and scheduling requirements. In addition, the implementation of potential regulatory changes relating to overtime exemptions and benefits for certain employees under federal and state laws could result in increased labor costs to our business and negatively impact our operating results.

We compete with other retail businesses for many of our associates in hourly positions, and these positions have historically had high turnover rates, which can lead to increased training and retention costs, particularly in a competitive labor market. We cannot be assured that we can continue to hire, train and retain qualified employees at current wage rates since we operate in a competitive labor market, and there are currently significant inflationary and other pressures on wages.

In the U.S., there has been an increase in workers exercising their right to form or join a union, both generally and in the retail industry. Further, the National Labor Relations Board (NLRB) has issued decisions making it easier for employees to organize. Although none of our employees are currently covered by collective bargaining agreements, there can be no assurance that our employees will not elect to be represented by labor unions in the future. If a significant portion of our work force were to become unionized, our culture and operating model could be challenged by inserting a third party between our current terrific relationships between our leaders and hourly AutoZoners. Further, our labor costs could increase, and our business could be negatively affected by other requirements and expectations that could change our company culture, decrease our flexibility and disrupt our business. Further, our responses to any union organizing efforts could negatively impact how our brand is perceived by customers and AutoZoners and have adverse effects on our business and financial results.

If we are unable to hire, properly train and retain qualified AutoZoners, we could experience higher employment costs, reduced sales, losses of customers and diminution of our brand or company culture, which could adversely affect our earnings. If we do not maintain competitive wages or benefit packages, our customer service could suffer due to a declining quality of our workforce, or, alternatively, our earnings could decrease if we increase our wage rates. A violation or change in employment and labor laws (including changes in existing employment benefit programs such as health insurance) could have a material adverse effect on our results of operations, financial condition and cash flows.

Our future success depends on the skills and experience of our management and other key personnel. The unexpected loss of the services of any such persons could adversely affect our operations. There can be no assurance that our succession planning, retention or hiring efforts will be successful. Failure to attract and retain qualified personnel in key roles could adversely affect our operations.

Inability to acquire and provide quality merchandise at competitive prices could adversely affect our sales and results of operations.

We are dependent upon our domestic and international vendors continuing to supply us with quality merchandise at competitive prices and payment terms. If our merchandise offerings do not meet our customers' expectations, or our customers have a negative perception of our merchandise regarding quality, innovation and safety, we could experience lost sales, increased costs and exposure to legal and reputational risk. In those circumstances, it may be difficult and costly for us to rebuild our reputation and regain the confidence of our customers.

All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety and quality standards. Events that give rise to actual, potential or perceived product safety concerns could expose us to government enforcement action or private litigation, result in costly product recalls and other liabilities and lead to reputational harm and loss of customer confidence. To the extent our suppliers are subject to added government regulation of their product design and/or manufacturing processes, the cost of the merchandise we purchase may rise.

Furthermore, our vendors are impacted by global economic conditions which in turn impact our ability to source merchandise at competitive prices. For example, inflation, rising interest rates and disruption to the global supply chain have negatively impacted costs and inventory availability and may continue to have a negative impact on future results and profitability. Credit market and other macroeconomic conditions could also have a material adverse effect on the ability of our global and domestic suppliers to finance and operate their businesses.

If any of our significant vendors experience financial difficulties, business disruptions or are unable to deliver merchandise to us on a timely basis, or at all, we could have product shortages in our stores that could adversely affect customers' perceptions of us and cause us to lose customers and sales.

Disruptions in our supply chain and other factors affecting the distribution of our merchandise could adversely impact our business.

A disruption to our supply chain or distribution network could adversely affect our ability to receive and distribute inventory in a timely manner, which could result in low inventory availability, lost sales, increased supply chain costs and loss of customer loyalty, among other things. Such disruptions may result from damage or destruction of our distribution centers, our ability to attract and retain qualified drivers, costs associated with maintaining or operating our fleet or macroeconomic conditions impacting the broader supply chain industry at large. For example, in recent years, ports, rails and domestic long-hauls in the U.S. and elsewhere have been negatively impacted by capacity constraints, congestion and delays, periodic labor disputes, security issues, weather-related events, and natural disasters, which have been further exacerbated by the COVID-19 pandemic and other factors beyond our control. Our business and competitive position may be negatively impacted if we are unable to successfully mitigate the impacts of such disruption to our supply chain or if we are unable to manage such disruptions more effectively than our competitors.

We are subject to risks associated with products sourced outside the U.S.

We directly imported approximately 16% of our purchases in fiscal 2023, but many of our domestic vendors directly import their products or components of their products. Changes to the price or flow of these goods for any reason, such as civil unrest or acts of war, currency fluctuations, disruptions in maritime lanes, port labor disputes, economic conditions and instability in the countries in which foreign suppliers are located, the financial instability of suppliers, suppliers' failure to meet our standards, issues with labor practices of our suppliers or labor problems they may experience (such as strikes, stoppages or slowdowns, which could also increase labor costs during and following the disruption), the availability and cost of raw materials to suppliers, increased import duties or tariffs, merchandise quality or safety issues, shipping and transport availability and cost, increases in wage rates and taxes, transport security, foreign trade policies, trade sanctions, import limitations on certain types of goods or of goods containing certain materials from other countries, port labor agreements, inflation and other factors relating to the suppliers and the countries in which they are located or from which they import, often are beyond our control and could adversely affect our operations and profitability. These and other factors affecting our suppliers and our access to products could adversely affect our business and financial performance. As we or our domestic vendors increase the importation of merchandise or components from foreign vendors, these risks are likely to increase.

Our ability to grow depends in part on new store openings, existing store remodels and expansions and effective utilization of our existing supply chain and hub network.

Our continued growth and success will depend in part on our ability to open and operate new stores and expand and remodel existing stores to meet customers' needs on a timely and profitable basis. Accomplishing store development and expansion goals will depend upon a number of factors, including the ability to identify and obtain suitable sites for new and expanded stores in a timely manner and at acceptable costs, the hiring and training of qualified personnel and the integration of new stores into existing operations. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably.

In addition, we extensively utilize our hub network, our supply chain and our logistics management techniques to efficiently stock our stores. We have made, and plan to continue to make, significant investments in our supply chain to improve product availability and product assortment, fulfill evolving consumer product demands and keep up with our long-term store expansion goals. If we fail to effectively utilize our existing hubs and/or supply chains, or if our investments in our supply chain initiatives, including directly sourcing some products from outside the U.S., do not provide the anticipated benefits, we could experience sub-optimal inventory levels in our stores or increases in our operating costs, which could adversely affect our sales volume and/or our margins.

Our success in international operations is dependent on our ability to manage the unique challenges presented by international markets.

The various risks we face in our U.S. operations generally also exist when conducting operations in and sourcing products and materials from outside of the U.S., in addition to the unique costs, risks and difficulties of managing international operations. Our expansion into international markets may be adversely affected by local laws and customs, U.S. laws applicable to foreign operations, and political and socio-economic conditions as well as our general ability to compete effectively and provide superior customer service regardless of distance, language and cultural differences.

Risks inherent in international operations also include potential adverse tax consequences, potential changes to trade policies and trade agreements, compliance with the Foreign Corrupt Practices Act and local anti-bribery and anti-corruption laws, greater difficulty in obtaining and enforcing intellectual property rights, challenges to identify and gain access to local suppliers, and possibly misjudging the response of consumers in foreign countries to our product assortment and marketing strategy.

In addition, our operations in international markets are conducted primarily in the local currency of those countries. Since our Consolidated Financial Statements are denominated in U.S. dollars, amounts of assets, liabilities, net sales, and other revenues and expenses denominated in local currencies must be translated into U.S. dollars using exchange rates for the current period. As a result, foreign currency exchange rates and fluctuations in those rates may adversely impact our financial performance.

Business interruptions may negatively impact our operating hours, operability of our computer and other systems, availability of merchandise and otherwise have a material negative effect on our sales and our business.

Business interruptions including war or acts of terrorism, political or civil unrest, unusual or severe weather conditions such as hurricanes, tornadoes, windstorms, fires, earthquakes and floods, public health crises and other disasters or the threat of any of them, may negatively impact the hours and operations of our stores, distribution centers, store support centers or sourcing offices; may negatively impact our supply chain and distribution network; and may impede our ability to source quality merchandise domestically and outside of the U.S. on favorable terms.

In the event commercial transportation is curtailed or substantially delayed, we may have difficulty transporting merchandise to our distribution centers and stores resulting in lost sales and/or a potential loss of customer loyalty. Transportation issues could also cause us to cancel purchase orders if we are unable to receive merchandise in our distribution centers.

It is not possible to predict all events or circumstances which may negatively disrupt our business in a significant manner, and the near-term and long-term impacts of such disruptions on our business, demand for our products and our growth initiatives will vary significantly based on the facts and circumstances of each such disruption. Furthermore, such business interruptions could cause additional negative impacts of which we are not currently aware or magnify other risks associated with our business and operations.

Our failure to protect our brand and reputation could have an adverse effect on our relationships with our customers, employees, suppliers, vendors and other stakeholders, thereby negatively impacting sales and profitability.

We believe our continued strong sales growth is driven in significant part by our AutoZone and private label brand names and our positive reputation with customers, employees, suppliers, vendors and other stakeholders. The value in our brand names and reputation, and their continued effectiveness in driving our sales growth is dependent to a significant degree on our ability to maintain our reputation for safety, high product quality, friendliness, WOW! Customer service, trustworthy advice, integrity and business ethics. Negative incidents can erode trust and confidence quickly, and adverse publicity about us could damage our brand and reputation, undermine our customers' confidence in us, reduce demand for our products and services, affect our ability to recruit and retain employees, attract regulatory scrutiny, and impact our relationships with suppliers and vendors. Further, our actual or perceived response or lack of response to social, political, environmental or other sensitive issues, whether or not based in fact, could damage our reputation and may result in reduced demand for our merchandise. Customers are also increasingly using social media to provide feedback and information about our Company, our products and services in a manner that is rapidly and broadly disseminated. Our brand and reputation could be negatively impacted if negative sentiment about the Company, whether or not based on fact, is shared and distributed in such a manner.

Failure to comply with ethical, social, product, labor, environmental and anti-corruption standards could also jeopardize our reputation and potentially lead to various adverse actions by consumer or environmental groups, employees or regulatory bodies. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our reputation.

Information Technology, Cybersecurity and Data Privacy Risks

We rely heavily on information technology systems for our key business processes. Any damage to, failure of, or interruption in these systems could have a material adverse impact on our business and operating results.

We rely extensively on information technology systems, some of which are managed or provided by third-party service providers, to collect, analyze, process, store, manage, transmit and protect key business processes, transactions and data, such as sales data, customer data, employee data, demand forecasting, merchandise ordering, inventory replenishment, supply chain management, payment processing, order fulfillment and more. Delays in the maintenance, updates, upgrading, or patching of these systems, applications or processes could adversely impact their effectiveness or could expose us to security and other risks. Our systems and the third-party systems with which we interact are subject to damage, failure or interruption due to various reasons such as: power or other critical infrastructure outages, facility damage, physical theft, telecommunications failures, malware, security incidents, malicious cyber-attacks, including the use of malicious codes, worms, phishing, spyware, denial of service attacks and ransomware, natural disasters and catastrophic events, inadequate or ineffective redundancy measures; and design or usage errors by AutoZoners, contractors or third-party service providers. Although we seek to effectively maintain and safeguard our systems and our data and we seek to ensure our third-party service providers effectively maintain and safeguard their systems and our data, such efforts are not always successful. As a result, we or our service providers have experienced and are likely to again experience one or more errors, interruptions, delays or cessations of service impacting the integrity or availability of our information technology infrastructure. While such incidents have not been material to date, any future incident could significantly disrupt our operations and key business processes, result in the impairment or loss of critical data, be costly and resource-intensive to remedy; harm our reputation and relationship with customers, AutoZoners, vendors and other stakeholders; and have a material adverse impact on our business and operating results.

In addition, our information technology systems, infrastructure and personnel require substantial investments, such as replacing existing systems, some of which are older, legacy systems that are less flexible and efficient, with successor systems; making changes to existing systems, including the migration of applications to the cloud; maintaining or enhancing legacy systems that are not currently being replaced; or designing or cost-effectively acquiring new systems with new functionality. These efforts can result in significant potential risks, including failure of the systems to operate as designed, potential loss or corruption of data, cost overruns, or implementation delays or errors, and may result in operational challenges, security control failures, reputational harm, and increased costs that could adversely affect our business operations and results of operations.

Failure to maintain the security of sensitive personal information or other confidential information in our possession could subject us to litigation or regulatory enforcement action, cause reputational harm and cause us to incur substantial costs or have a material adverse impact on our business and financial condition.

Our business, like that of most retailers, involves the collection, processing, storage and transmission of large amounts of personal information relating to our customers, suppliers and AutoZoners and confidential business information relating to AutoZone or other parties with which we do business. This information is handled by us as well as third-party service providers and vendors that provide us with various technology, systems, services and other resources that we use in connection with the handling of this information and in furtherance of our business objectives. Furthermore, we accept payments using a variety of methods, including credit, debit, electronic payments and gift cards, which present information security risks, and we may offer new payment options in the future presenting new risks of which we are currently unaware.

While addressing vulnerabilities is a priority for us, the methods used to obtain unauthorized access are constantly evolving, increasing in frequency and sophistication, and can be difficult to anticipate or detect for long periods of time. The security measures we or our third-party service providers and vendors have in place today in an effort to keep up with growing and evolving risks do not always prevent or mitigate the impact of a cyber incident or provide us with sufficient visibility to determine if a cyber incident has occurred, and there can be no assurance that such measures we introduce in the future will be sufficiently effective either. Failure to maintain the security of the personal and other confidential information to which we have access could lead to private litigation, regulatory enforcement actions and reputational harm, all of which would require extensive time and financial resources to resolve and could have a material adverse impact on our business and financial condition.

While we have not experienced a material breach of our information systems or data to date, unauthorized parties have in the past gained access and exfiltrated data, and will continue to attempt to do so as the result of a cyber-attack, employee misconduct, employee error, system vulnerabilities or compromises, fraud, hacking, phishing attempts, malware, ransomware, other malicious codes or other intentional or unintentional acts. Furthermore, hardware, software or other IT applications that we or a third party develop for our use have contained and may contain exploitable vulnerabilities, bugs or design defects or may involve other problems that could unexpectedly compromise information security.

The cost to remediate and respond to a cyber incident involving unauthorized use, access, damage or loss of systems, data or other information could be significant. To the extent any cyber incident involving our or one of our third-party service provider's information systems results in the unauthorized access, loss, damage or misappropriation of information, we may be required by law to notify impacted individuals and face substantial liability due to claims arising from customers, financial institutions, regulatory authorities, payment card issuers and others. We maintain insurance coverage that may protect us from losses or claims in connection with certain incidents; however, our insurance coverage may not be sufficient to cover significant losses in any particular situation.

We are subject to a complex and evolving body of laws and regulations regarding data privacy and may face increased costs as a result of changes in, enforcement of, or the adoption of new laws and regulations. These costs may have a material adverse impact on our business and results of operations.

The regulatory environment related to information security, data collection, processing and use, and data privacy is becoming increasingly rigorous and complex. Multiple states in the U.S. have passed, and continue to pass, data protection laws designed to provide new rights to consumers and, in some cases, employees. The potential effects of the various laws regulating the collection, processing, transfer and use of personal or protected information are far-reaching and may require significant time, resources and costs to comply, may require changes to our existing practices and processes that are not advantageous to our business, and otherwise limit our ability to use data to provide a more personalized customer experience or as otherwise desired. In addition, failure to comply with applicable requirements by us or our business partners or third-party service providers or vendors could subject us to fines, sanctions, governmental investigations, lawsuits or reputational damage.

Additionally, while we seek to comply with these various laws as they take effect, many of the concepts are novel and rulemaking is not finalized. Given the short amount of time between finalized rulemaking and the dates these laws become effective and enforceable, there can be no assurance that compliance efforts taken by us in good faith will be sufficient, and we may be the subject of an investigation or enforcement action instituted by a state agency or other regulatory body.

Indebtedness, Financial and Market Risks

We are self-insured for certain costs associated with our operations and an increase in our insurance claims and expenses may have a material negative impact on us.

We are self-insured up to certain limits for workers' compensation, employee group medical, general liability, product liability, property and automobile. The types and amounts of insurance may vary from time to time based on our decisions with respect to risk retention and regulatory requirements. Our reserves are established using historical trends and, where appropriate, using a third-party actuary to estimate costs to settle reported claims and claims incurred but not yet reported. Estimated costs are subject to a variety of assumptions and other factors including the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends and projected inflation of related factors. Material increases in the number of insurance claims, changes to healthcare costs, accident frequency and severity, legal expenses and other factors could result in unfavorable difference between actual self-insurance costs and our reserve estimates. As a result, our self-insurance costs could increase which may adversely affect our business, results of operations, financial condition and cash flows.

A downgrade in our credit ratings or a general disruption in the credit markets could make it more difficult for us to access funds, refinance our debt, obtain new funding or issue debt securities.

Our short-term and long-term debt is rated investment grade by the major rating agencies. These investment-grade credit ratings have historically allowed us to take advantage of lower interest rates and other favorable terms on our short-term credit lines, in our senior debt offerings and in the commercial paper markets. To maintain our investment-grade ratings, we are required to meet certain financial performance ratios. A change by the rating agencies in these ratios, an increase in our debt, and/or a decline in our earnings could result in downgrades in our credit ratings. A downgrade in our credit ratings could limit our access to public debt markets, limit the institutions willing to provide credit facilities to us, result in more restrictive financial and other covenants in our public and private debt and would likely significantly increase our overall borrowing costs and adversely affect our earnings. Moreover, significant deterioration in the financial condition of large financial institutions during the Great Recession resulted in a severe loss of liquidity and availability of credit in global credit markets and in more stringent borrowing terms. We can provide no assurance that such similar events that occurred during the Great Recession will not occur again in the foreseeable future. Conditions and events in the global credit markets could have a material adverse effect on our access to short-term and long-term debt and the terms and cost of that debt.

Legal and Regulatory Risks

Our business, results of operations, financial condition and cash flows may be adversely affected by the adoption of new laws, changes to existing laws, increased enforcement activity or other governmental actions.

We are subject to numerous federal, state and local laws and regulations, many of which are complex, frequently revised and subject to varying interpretations. These include laws governing employment and labor, wage and hour, environmental matters, proper handling and disposal of hazardous materials and waste, employee benefits, data privacy, cybersecurity, safety, the pricing and sale of goods, import and export compliance, transportation and logistics, consumer protection and advertising, among others. These laws may change over time and may differ substantially across the areas where we operate. Although we have implemented policies and procedures to help ensure compliance with these laws, there can be no certainty that our employees and third parties with whom we do business will not take actions in violation of our policies or applicable laws. If we fail to comply with these laws, rules and regulations, or the manner in which they are interpreted or applied, we may be subject to governmental enforcement action or private litigation resulting in restrictions on our business, monetary penalties, reputational harm and increased costs of regulatory compliance. Any changes in regulations, the imposition of additional regulations, or the enactment of any new legislation, including tax legislation, could have an adverse impact, directly or indirectly, on our financial condition and results of operations. We may also be subject to investigations or audits by governmental authorities and regulatory agencies as a result of enforcing existing laws and regulations or changes in enforcement priorities, which can occur in the ordinary course of business or may result from increased scrutiny from a particular agency or toward a particular industry.

We may be adversely affected by legal, regulatory or market responses to global climate change.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations. For example, we have significant operations in California, where serious drought has made water less available and more costly and has increased the risk of wildfires. Changes in climate patterns leading to extreme heat waves or unusual cold weather at some of our locations can lead to increased energy usage and costs, or otherwise adversely impact our facilities and operations and disrupt our supply chains and distribution systems. Growing concern over climate change has led policy makers in the U.S. to consider the enactment of legislative and regulatory proposals that would impose mandatory requirements for reductions of greenhouse gas (GHG) emissions. Such laws, if enacted, are likely to impact our business in a number of ways. For example, significant increases in fuel economy requirements, new federal or state restrictions on emissions of carbon dioxide or new federal or state incentive programs that may be imposed on vehicles and automobile fuels could adversely affect demand for vehicles, annual miles driven or the products we sell. We may not be able to accurately predict, prepare for and respond to new kinds of technological innovations with respect to electric vehicles and other technologies that minimize emissions. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require additional expenditures by us or our suppliers. Our inability to appropriately respond to such changes could adversely impact our business, financial condition, results of operations or cash flows

We may be unable to achieve the goals and aspirations set forth in our environmental, social and governance (ESG) report, particularly with respect to the reduction of greenhouse gas (GHG) emissions, or otherwise meet the expectations of our stakeholders with respect to ESG matters.

Increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting, and disclosure topics such as climate change, sustainability, natural resources, waste reduction, energy, human capital, and risk oversight could expand the nature, scope, and complexity of matters that we are required to control, assess, and report. We strive to deliver shared value through our business and our diverse stakeholders expect us to make progress in certain ESG priority issue areas. A failure or perceived failure to meet these expectations could adversely affect public perception of our business, employee morale or customer or shareholder support.

We have announced certain aspirations and goals related to ESG matters, such as plans to reduce certain GHG emissions over time. Achievement of these aspirations, targets, plans and goals is subject to numerous risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to: our ability to successfully identify and implement relevant strategies on a timely and cost-effective basis; our ability to achieve the anticipated benefits and cost savings of such strategies and actions; and the availability and cost of existing and future technologies, such as alternative fuel vehicles, off-site renewable energy, and other materials and components. It is possible that we may be unsuccessful in the achievement of our ESG goals, on a timely basis or at all, or that the costs to achieve those goals become prohibitively expensive. Furthermore, our stakeholders may not be satisfied with our efforts or the speed at which we are progressing towards any such aspirations and goals. A delay, failure or perceived failure or delay to meet our goals and aspirations could adversely affect public perception of our business, or we may lose shareholder support. Certain challenges we face in the achievement of our ESG objectives are also captured within our ESG reporting, which is not incorporated by reference into and does not form any part of this report.

Our business, financial condition, results of operations and cash flows may be affected by litigation.

We are involved in lawsuits, regulatory investigations, governmental and other legal proceedings arising out of the ordinary course of business. Such matters involve significant expense and divert management's attention and resources from other matters. The damages sought against us in these proceedings may be material and may adversely affect our business, results of operations, financial condition and cash flows.

General Risks

Significant changes in macroeconomic and geo-political factors could adversely affect our financial condition and results of operations.

Macroeconomic conditions impact both our customers and our suppliers. Moreover, the U.S. government continues to operate under historically large deficits and debt burden. Continued distress in global credit markets, business failures, civil unrest, inflation, rising interest rates, foreign exchange rate fluctuations, significant geo-political conflicts, proposed or additional tariffs, continued volatility in energy prices, the impact of a public health crisis or pandemic (such as the COVID-19 pandemic), constraints on the global supply chain and other factors continue to affect the global economy. Moreover, rising energy prices could impact our merchandise distribution, commercial delivery, utility and product costs. It is unclear how such factors could impact our business in the short term. Over a longer period of time, these macroeconomic and geo-political conditions could adversely affect our sales growth, margins and overhead. These could adversely affect our financial condition and operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table reflects the square footage and number of leased and owned properties for our stores as of August 26, 2023:

	No. of Stores	Store Square Footage[1]
Leased	3,931	26,158,259
Owned	3,209	21,741,090
Total	7,140	47,899,349

(1) Square footage excludes store support centers, regional offices, distribution centers and the areas that hold the local mega hub and hub expanded assortment.

We have approximately 6.9 million square feet in distribution centers servicing our stores, of which approximately 2.0 million square feet is leased and the remainder is owned. We have 11 distribution centers located throughout the U.S., two in Mexico, and one in Brazil. Our primary store support center is located in Memphis, Tennessee, and consists of approximately 325,000 square feet. We also have three additional store support centers located in Monterrey, Mexico; Chihuahua, Mexico and Sao Paulo, Brazil. Our primary International Sourcing Office is located in Shanghai, China. The ALLDATA headquarters in Elk Grove, California is leased, and we also own or lease other properties which are not material individually or in the aggregate.

Item 3. Legal Proceedings

We are involved in various other legal proceedings incidental to the conduct of our business, including, but not limited to, claims and allegations related to wage and hour violations, unlawful termination, employment practices, product liability, privacy and cybersecurity, environmental matters, intellectual property rights or regulatory compliance. We do not currently believe that, either individually or in the aggregate, these matters will result in liabilities material to our financial condition, results of operations or cash flows.

Additionally, we are not involved in any environmental proceeding in which a governmental authority is a party, and such proceeding involves potential monetary sanctions that we reasonably believe will exceed an applied threshold of $1 million.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market on which our common stock is traded is the New York Stock Exchange under the symbol "AZO." On October 16, 2023, there were 1,703 stockholders of record, which does not include the number of beneficial owners whose shares were represented by security position listings.

We currently do not pay a dividend on our common stock. Any future payment of dividends would be dependent upon our financial condition, capital requirements, earnings and cash flow.

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. On June 14, 2023, the Board of Directors authorized the repurchase of an additional $2.0 billion of the Company's common stock, bringing the total value of authorized share repurchases to $35.7 billion.

Shares of common stock repurchased by the Company during the quarter ended August 26, 2023 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share [(1)]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
May 7, 2023 to June 3, 2023	86,678	$ 2,560.49	86,678	$ 621,625,545
June 4, 2023 to July 1, 2023	94,541	2,416.71	94,541	2,393,147,061
July 2, 2023 to July 29, 2023	107,560	2,532.00	107,560	2,120,805,558
July 30, 2023 to August 26, 2023	114,620	2,499.71	114,620	1,834,288,894
Total	403,399	$ 2,501.93	403,399	$ 1,834,288,894

(1) Average price per share includes excise tax assessed at one percent of the fair market value of net stock repurchases.

The Company also repurchased, at market value, an additional 4,886 and 7,611 shares in fiscal years 2022 and 2021, respectively, from employees electing to sell their stock under the Company's Eighth Amended and Restated Employee Stock Purchase Plan (as amended from time to time, the "Employee Plan"), qualified under Section 423 of the Internal Revenue Code, under which all eligible employees may purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the Employee Plan, 5,183, 6,238 and 8,479 shares were sold to employees in fiscal 2023, 2022 and 2021, respectively. At August 26, 2023, 122,341 shares of common stock were reserved for future issuance under the Employee Plan.

Once executives have reached the maximum purchases under the Employee Plan, the Sixth Amended and Restated Executive Stock Purchase Plan (the "Executive Plan") permits all eligible executives to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases by executives under the Executive Plan were 689, 709 and 997 shares in fiscal 2023, 2022 and 2021, respectively. At August 26, 2023, 232,966 shares of common stock were reserved for future issuance under the Executive Plan.

Stock Performance Graph

The graph below presents changes in the value of AutoZone's stock as compared to Standard & Poor's 500 Composite Index ("S&P 500") and to Standard & Poor's Retail Index ("S&P Retail Index") for the five-year period beginning August 25, 2018 and ending August 26, 2023.


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AutoZone
S&P 500
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Item 6. Reserved

Not required.

10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We are the leading retailer and distributor of automotive replacement parts and accessories in the Americas. We began operations in 1979 and at August 26, 2023, operated 6,300 stores in the U.S., 740 stores in Mexico and 100 stores in Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 26, 2023, in 5,682 of our domestic stores as well as the vast majority of our stores in Mexico and Brazil, we had a commercial sales program that provided commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts. We also sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. Additionally, we sell the ALLDATA brand of automotive diagnostic, repair, collision and shop management software through www.alldata.com. We also provide product information on our Duralast branded products through www.duralastparts.com. We do not derive revenue from automotive repair or installation services.

Executive Summary

For fiscal 2023, we achieved record net income of $2.5 billion, a 4.1% increase over the prior year, and sales growth of $1.2 billion, a 7.4% increase over the prior year. Our retail sales and commercial sales in our domestic and international markets grew this past year as we made progress on our initiatives aimed at improving our ability to say "Yes" to our customers more frequently.

Our business is impacted by various factors within the economy that affect both our consumer and our industry, including but not limited to inflation, fuel costs, wage rates, supply chain disruptions, hiring and other economic conditions. Given the nature of these macroeconomic factors, we cannot predict whether or for how long certain trends will continue, nor can we predict to what degree these trends will impact us in the future.

One macroeconomic factor affecting our customers and our industry is gas prices. We believe fluctuations in gas prices impact our customers' level of disposable income. With approximately 11 billion gallons of unleaded gas consumption each month across the U.S., each $1 increase at the pump reduces approximately $11 billion of additional spending capacity to consumers each month. Given the unpredictability of gas prices, we cannot predict whether gas prices will increase or decrease, nor can we predict how any future changes in gas prices will impact our sales in future periods.

We have also experienced continued pressure on average hourly wages in the U.S. during fiscal 2023. Some of this is attributed to regulatory changes in certain states and municipalities, while the larger portion is being driven by general market pressures and some specific actions taken recently by other retailers. The regulatory changes are expected to continue, as evidenced by the areas that have passed legislation to increase employees' wages substantially over the next few years.

During fiscal 2023, failure and maintenance related categories represented the largest portion of our sales mix, at approximately 85% of total sales categories continuing to comprise our largest set of categories. While we have not experienced any fundamental shifts in our category sales mix as compared to previous years, in our domestic stores we see a slight decrease in mix of sales of the discretionary category and a slight increase in the maintenance category compared to last year.

The two statistics we believe have the closest correlation to our market growth over the long-term are miles driven and the number of seven year old or older vehicles on the road.

Miles Driven

We believe as the number of miles driven increases, consumers' vehicles are more likely to need service and maintenance, resulting in an increase in the need for automotive hard parts and maintenance items. While over the long-term we have seen a close correlation between our net sales and the number of miles driven, we have also seen certain time frames of minimal correlation in sales performance and miles driven. During the periods of minimal correlation between net sales and miles driven, we believe net sales have been positively impacted by other factors, including macroeconomic factors and the number of seven year old or older vehicles on the road. Since the beginning of the fiscal year and through July 2023 miles driven in the U.S. increased by 1.3% compared to the same period in the prior year based on the latest information available from the U.S. Department of Transportation.

Seven Year Old or Older Vehicles
As the number of seven year old or older vehicles on the road increases, we expect an increase in demand for the products we sell. We expect the aging vehicle population to continue to increase as consumers keep their cars longer in an effort to save money.

According to the U.S. Department of Transportation – Federal Highway Administration, vehicles are driven an average of approximately 13,500 miles each year. In seven years, the average miles driven equates to approximately 94,500 miles. Our experience is that at this point in a vehicle's life, most vehicles are not covered by warranties and increased maintenance and repairs are needed to keep the vehicle operating.

According to the latest data provided by the Auto Care Association, as of January 1, 2023, the average age of light vehicles on the road was 12.5 years and these vehicles account for more than 40% of U.S. vehicles. The average age of light vehicles has exceeded 12 years since 2012.

Results of Operations

The following table highlights selected financial information over the past 5 years:

(in thousands, except per share data, same store sales and selected operating data)	Fiscal Year Ended August				
	2023	2022	2021[1]	2020[1]	2019[2][3]
Income Statement Data					
Net sales	$ 17,457,209	$ 16,252,230	$ 14,629,585	$ 12,631,967	$ 11,863,743
Cost of sales, including warehouse and delivery expenses	8,386,787	7,779,580	6,911,800	5,861,214	5,498,742
Gross profit	9,070,422	8,472,650	7,717,785	6,770,753	6,365,001
Operating, selling, general and administrative expenses	5,596,436	5,201,921	4,773,258	4,353,074	4,148,864
Operating profit	3,473,986	3,270,729	2,944,527	2,417,679	2,216,137
Interest expense, net	306,372	191,638	195,337	201,165	184,804
Income before income taxes	3,167,614	3,079,091	2,749,190	2,216,514	2,031,333
Income tax expense[4]	639,188	649,487	578,876	483,542	414,112
Net income[4]	$ 2,528,426	$ 2,429,604	$ 2,170,314	$ 1,732,972	$ 1,617,221
Diluted earnings per share[4]	$ 132.36	$ 117.19	$ 95.19	$ 71.93	$ 63.43
Weighted average shares for diluted earnings per share[4]	19,103	20,733	22,799	24,093	25,498
Same Store Sales					
Increase in domestic comparable store net sales[5]	3.4 %	8.4 %	13.6 %	7.4 %	3.0 %
Increase in international comparable store net sales[5]	29.3 %	19.1 %	22.5 %	(2.8)%	4.6 %
Increase in international comparable store net sales (constant currency)[5]	17.5 %	19.2 %	20.7 %	4.7 %	7.2 %
Increase in total company comparable store net sales[5]	5.6 %	9.2 %	14.3 %	6.6 %	3.2 %
Increase in total company comparable store net sales (constant currency)[5]	4.6 %	9.2 %	14.1 %	7.2 %	3.4 %
Balance Sheet Data					
Current assets	$ 6,779,426	$ 6,627,984	$ 6,415,303	$ 6,811,872	$ 5,028,685
Operating lease right-of-use assets[6]	2,998,097	2,918,817	2,718,712	2,581,677	—
Working capital (deficit)[7]	(1,732,430)	(1,960,409)	(954,451)	528,781	(483,456)
Total assets	15,985,878	15,275,043	14,516,199	14,423,872	9,895,913
Current liabilities	8,511,856	8,588,393	7,369,754	6,283,091	5,512,141
Debt	7,668,549	6,122,092	5,269,820	5,513,371	5,206,344
Finance lease liabilities, less current portion[6]	200,702	217,428	186,122	155,855	123,659
Operating lease liabilities, less current portion[6]	2,917,046	2,837,973	2,632,842	2,501,560	—
Stockholders' deficit	(4,349,894)	(3,538,913)	(1,797,536)	(877,977)	(1,713,851)
Selected Operating Data					
Number of stores at beginning of year	6,943	6,767	6,549	6,411	6,202
New stores	198	177	219	138	209
Closed stores	1	1	1	—	—
Net new stores	197	176	218	138	209
Relocated stores	12	13	12	5	2
Number of stores at end of year	7,140	6,943	6,767	6,549	6,411
AutoZone domestic commercial programs	5,682	5,342	5,179	5,007	4,893
Total Company Store Data					
Inventory per store (in thousands)	$ 807	$ 812	$ 686	$ 683	$ 674
Total AutoZone store square footage (in thousands)	47,899	46,435	45,057	43,502	42,526
Average square footage per AutoZone store	6,709	6,688	6,658	6,643	6,633
Increase in AutoZone store square footage	3.2 %	3.1 %	3.6 %	2.3 %	3.6 %
Average net sales per AutoZone store (in thousands)	$ 2,435	$ 2,329	$ 2,160	$ 1,914	$ 1,847
Net sales per AutoZone store average square foot	$ 363	$ 349	$ 325	$ 288	$ 279
Total employees at end of year (in thousands)	119	112	105	100	96
Inventory turnover[8]	1.5x	1.5x	1.5x	1.3x	1.3x
Accounts payable to inventory ratio	124.9 %	129.5 %	129.6 %	115.3 %	112.6 %
After-tax return on invested capital[9]	55.4 %	52.9 %	41.0 %	35.7 %	35.7 %
Adjusted debt to EBITDAR[10]	2.3	2.1	2.0	2.4	2.5
Net cash provided by operating activities (in thousands)[4]	$ 2,940,788	$ 3,211,135	$ 3,518,543	$ 2,720,108	$ 2,128,513
Cash flow before share repurchases and changes in debt (in thousands)[11]	$ 2,156,026	$ 2,599,636	$ 3,048,841	$ 2,185,418	$ 1,758,672
Share repurchases (in thousands)[7]	$ 3,723,289	$ 4,359,991	$ 3,378,321	$ 930,903	$ 2,004,896
Number of shares repurchased (in thousands)[7]	1,524	2,220	2,592	826	2,182

(1) The 52 weeks ended August 28, 2021 and August 29, 2020 were negatively impacted by pandemic related expenses, including Emergency Time-Off of approximately $43.0 million (pre-tax) and $83.9 million (pre-tax), respectively.

(2) The fiscal year ended August 31, 2019 consisted of 53 weeks.

(3) Fiscal 2019 includes a benefit to net income related to the Tax Cuts and Jobs Act of $6.3 million, net of repatriation tax.

(4) Fiscal 2023, 2022, 2021, 2020 and 2019 include excess tax benefits from stock option exercises of $92.2 million, $63.2 million, $56.4 million, $20.9 million, and $46.0 million, respectively.

(5) The domestic and international comparable sales increases are based on sales for all AutoZone stores open at least one year. Constant currency same store sales exclude impacts from fluctuations of foreign exchange rates by converting both the current year and prior year international results at the prior year foreign currency exchange rate. Same store sales are computed on a 52-week basis. Relocated stores are included in the same store sales computation based on the year the original store was opened. Closed store sales are included in the same store sales computation up to the week it closes, and excluded from the computation for all periods subsequent to closing. All sales through our www.autozone.com website, including consumer direct ship-to-home sales, are also included in the computation.

(6) The Company adopted ASU 2016-02, Leases (Topic 842), beginning with its first quarter ended November 23, 2019 which resulted in the Company recognizing a right-of-use asset ("ROU asset") and a corresponding lease liability on the balance sheet.

(7) Inclusive of excise tax of $23.7 million for the year ended August 26, 2023. The excise tax is assessed at one percent of the fair market value of net stock repurchases after December 31, 2022. During the third quarter of fiscal 2020, the Company temporarily suspended share repurchases under the share repurchase program in response to the COVID-19 pandemic which was restarted beginning in the first quarter of fiscal 2021.

(8) Inventory turnover is calculated as cost of sales divided by the average merchandise inventory balance over the trailing 5 quarters.

(9) After-tax return on invested capital is defined as after-tax operating profit (excluding rent charges) divided by invested capital (which includes a factor to capitalize leases). For fiscal 2019, after-tax operating profit was adjusted for the impact of the average revaluation of deferred tax liabilities, net of repatriation tax. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(10) Adjusted debt to EBITDAR is defined as the sum of total debt, finance lease obligations and annual rents times six; divided by net income plus interest, taxes, depreciation, amortization, rent and share-based compensation expense. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations

(11) Cash flow before share repurchases and changes in debt is defined as the change in cash and cash equivalents less the change in debt plus treasury stock purchases. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal 2023 Compared with Fiscal 2022
For the fiscal year ended August 26, 2023, we reported net sales of $17.5 billion compared with $16.3 billion for the year ended August 27, 2022, a 7.4% increase from fiscal 2022. This growth was driven primarily by a domestic same store sales increase of 3.4% and net sales of $327.8 million from new domestic and international stores. Domestic commercial sales increased $368.0 million, or 8.7%, over domestic commercial sales for fiscal 2022. Same store sales, or sales for our domestic and international stores open at least one year, are as follows:

	Fiscal Year Ended August			
	2023	Constant Currency (1) 2023	2022	Constant Currency (1) 2022
Domestic	3.4 %	3.4 %	8.4 %	8.4 %
International	29.3 %	17.5 %	19.1 %	19.2 %
Total Company	5.6 %	4.6 %	9.2 %	9.2 %

(1) Constant currency same store sales exclude impacts from fluctuations of foreign exchange rates by converting both the current year and prior year international results at the prior year foreign currency exchange rate.

At August 26, 2023, we operated 6,300 domestic stores, 740 in Mexico and 100 in Brazil, compared with 6,168 domestic stores, 703 in Mexico and 72 in Brazil at August 27, 2022. We reported a total auto parts segment (domestic, Mexico and Brazil) sales increase of 7.4% for fiscal 2023.

Gross profit for fiscal 2023 was $9.1 billion, or 52.0% of net sales, a 17 basis point decrease compared with $8.5 billion, or 52.1% of net sales for fiscal 2022. The deleverage in gross margin was impacted by a non-cash LIFO charge of $44.0 million in fiscal 2023 versus a $15.0 million charge in fiscal 2022.

Operating, selling, general and administrative expenses for fiscal 2023 increased to $5.6 billion, or 32.1% of net sales, from $5.2 billion, or 32.0% of net sales for fiscal 2022.

Interest expense, net for fiscal 2023 was $306.4 million compared with $191.6 million during fiscal 2022. Average borrowings for fiscal 2023 were $7.0 billion, compared with $5.8 billion for fiscal 2022. Weighted average borrowing rates were 3.78% and 3.29% for fiscal 2023 and 2022, respectively.

Our effective income tax rate was 20.2% and 21.1% of pre-tax income for fiscal 2023 and fiscal 2022, respectively. The benefit from stock options exercised in fiscal 2023 was $92.2 million compared to $63.2 million in fiscal 2022 (see “Note D – Income Taxes” in the Notes to Consolidated Financial Statements).

Net income for fiscal 2023 increased by 4.1% to $2.5 billion, and diluted earnings per share increased 12.9% to $132.36 from $117.19 in fiscal 2022. The impact on the fiscal 2023 diluted earnings per share from stock repurchases was an increase of $1.15.

Fiscal 2022 Compared with Fiscal 2021
A discussion of changes in our results of operations from fiscal 2022 to fiscal 2021 has been omitted from this Annual Report on Form 10-K, but may be found in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the fiscal year ended August 27, 2022, filed with the SEC on October 24, 2022, which is available free of charge on the SECs website at www.sec.gov and at www.autozone.com, by clicking “Investor Relations” located at the bottom of the page.

Quarterly Periods

Each of the first three quarters of our fiscal year consists of 12 weeks, and the fourth quarter consisted of 16 weeks in 2023, 2022 and 2021. Because the fourth quarter contains seasonally high sales volume and consists of 16 or 17 weeks, compared with 12 weeks for each of the first three quarters, our fourth quarter represents a disproportionate share of our annual net sales and net income. The fourth quarter of fiscal year 2023 represented 32.6% of annual sales and 34.2% of net income; the fourth quarter of fiscal year 2022 represented 32.9% of annual sales and 33.3%

of net income; and the fourth quarter of fiscal year 2021 represented 33.6% of annual sales and 36.2% of net income.

Liquidity and Capital Resources

The primary source of our liquidity is our cash flows realized through the sale of automotive parts, products and accessories. Continued progress on our initiatives improved our operating performance for the fiscal year. We believe that our cash generated from operating activities, available cash reserves and available credit, supplemented with our long-term borrowings will provide ample liquidity to fund our operations while allowing us to make strategic investments to support growth initiatives and return excess cash to shareholders in the form of share repurchases. As of August 26, 2023, we held $277.1 million of cash and cash equivalents, as well as $2.2 billion in undrawn capacity on our revolving credit facility, without giving effect to commercial paper borrowings. We believe our sources of liquidity will continue to be adequate to fund our operations and investments to grow our business, repay our debt as it becomes due and fund our share repurchases over the short-term and long-term. In addition, we believe we have the ability to obtain alternative sources of financing, if necessary.

Net cash provided by operating activities was $2.9 billion in 2023, $3.2 billion in 2022 and $3.5 billion in 2021. Cash flows from operations are below last year primarily due to unfavorable changes in accounts payable and accrued expenses.

Our net cash flows used in investing activities were $876.2 million, $648.1 million and $601.8 million in fiscal 2023, 2022 and 2021, respectively. The increase in net cash used in investing activities in fiscal 2023 was primarily due to an increase in capital expenditures. We invested $796.7 million, $672.4 million and $621.8 million in capital assets in fiscal 2023, 2022 and 2021, respectively. The increase in capital expenditures from fiscal 2022 to fiscal 2023 was primarily driven by our growth initiatives, including new stores, hub and mega hub expansion initiatives and supply chain projects. We had net new store openings of 197, 176 and 218 for fiscal 2023, 2022 and 2021, respectively. We invest a portion of our assets held by our wholly owned insurance captive in marketable debt securities. We purchased marketable debt securities of $66.9 million, $56.0 million and $63.7 million in fiscal 2023, 2022 and 2021, respectively. We had proceeds from the sale of marketable debt securities of $58.4 million, $53.9 million and $95.4 million in fiscal 2023, 2022 and 2021, respectively.

Net cash used in financing activities was $2.1 billion in fiscal 2023 and $3.5 billion in fiscal 2022 and fiscal 2021. The net cash used in financing activities reflected purchases of treasury stock, which totaled $3.7 billion, $4.4 billion and $3.4 billion for fiscal 2023, 2022 and 2021, respectively. The treasury stock purchases in fiscal 2023, 2022 and 2021 were primarily funded by cash flows from operations. During the year ended August 26, 2023, we repaid our $300 million 2.875% Senior Notes due January 2023 and our $500 million 3.125% Senior Notes due July 2023 and issued $1.8 billion of new debt compared to $750 million in 2022 and none in 2021. In fiscal years 2023 and 2022 the proceeds from the issuance of debt were used for general corporate purposes.

The Company had net proceeds from the issuance of commercial paper and short term borrowing of $606.2 million and $603.4 million during fiscal 2023 and fiscal 2022, respectively. We did not have any commercial paper or short-term borrowing activity during fiscal 2021.

During fiscal 2024, we expect to increase the investment in our business as compared to fiscal 2023. Our investments are expected to be directed primarily to our supply chain initiatives, which includes expanded hub and mega hubs, as well as distribution center expansions and new stores. The amount of investments in our new stores is impacted by different factors, including whether the building and land are purchased (requiring higher investment) or leased (generally lower investment) and whether such buildings are located in the U.S., Mexico or Brazil, or located in urban or rural areas.

During fiscal 2023, 2022 and 2021 our capital expenditures increased by approximately 18%, 8% and 36%, respectively. Fiscal 2021 capital expenditures increased due to delays in capital spending for the third and fourth quarter of fiscal 2020 related to the COVID-19 pandemic.

In addition to building and land costs, our new stores require working capital, predominantly for inventories. Historically, we have negotiated extended payment terms from suppliers, reducing the working capital required and resulting in a high accounts payable to inventory ratio. We plan to continue leveraging our inventory purchases; however, our ability to do so may be limited by our vendors' capacity to factor their receivables from us. Certain vendors participate in arrangements with financial institutions whereby they factor their AutoZone receivables, allowing them to receive early payment from the financial institution on our invoices at a discounted rate. The terms of these agreements are between the vendor and the financial institution. Upon request from the vendor, we confirm to the vendor's financial institution the balances owed to the vendor, the due date and agree to waive any right of offset to the confirmed balances. A downgrade in our credit or changes in the financial markets may limit the financial institutions' willingness to participate in these arrangements, which may result in the vendor wanting to renegotiate payment terms. A reduction in payment terms would increase the working capital required to fund future inventory investments. Extended payment terms from our vendors have allowed us to continue our high accounts payable to inventory ratio. We had an accounts payable to inventory ratio of 124.9% at August 26, 2023 and 129.5% at August 27, 2022.

Depending on the timing and magnitude of our future investments (either in the form of leased or purchased properties or acquisitions), we anticipate that we will rely primarily on internally generated funds and available borrowing capacity to support a majority of our capital expenditures, working capital requirements and stock repurchases. The balance may be funded through new borrowings. We anticipate we will be able to obtain such financing in view of our credit ratings and favorable experiences in the debt markets in the past.

Our cash balances are held in various locations around the world. As of August 26, 2023, and August 27, 2022, cash and cash equivalents of $108.5 million and $86.8 million, respectively, were held outside of the U.S. and were generally utilized to support the liquidity needs in our foreign operations.

For the fiscal year ended August 26, 2023, our adjusted after-tax return on invested capital ("ROIC"), which is a non-GAAP measure, was 55.4% as compared to 52.9% for the prior year. Adjusted ROIC is calculated as after-tax operating profit (excluding rent charges) divided by invested capital (which includes a factor to capitalize operating leases). We use adjusted ROIC to evaluate whether we are effectively using our capital resources and believe it is an important indicator of our overall operating performance. Refer to the "Reconciliation of Non-GAAP Financial Measures" section for further details of our calculation.

Debt Facilities

On November 15, 2021, we amended and restated our existing revolving credit facility (as amended from time to time, the "Revolving Credit Agreement") pursuant to which our borrowing capacity under the Revolving Credit Agreement was increased from $2.0 billion to $2.25 billion, and the maximum borrowing under the Revolving Credit Agreement may, at our option, subject to lenders approval, be increased from $2.25 billion to $3.25 billion. On November 15, 2022, we amended the Revolving Credit Agreement, extending the termination date by one year. As amended, the Revolving Credit Agreement will terminate, and all amounts borrowed will be due and payable, on November 15, 2027, but we may make one additional request to extend the termination date for an additional period of one year. Revolving borrowings under the Revolving Credit Agreement may be base rate loans, Term Secured Overnight Financing Rate ("SOFR") loans, or a combination of both, at our election. The Revolving Credit Agreement includes (i) a $75 million sublimit for swingline loans, (ii) a $50 million individual issuer letter of credit sublimit and (iii) a $250 million aggregate sublimit for all letters of credit.

Under our Revolving Credit Agreement, covenants include restrictions on liens, a maximum debt to earnings ratio, a minimum fixed charge coverage ratio and a change of control provision that may require acceleration of the repayment obligations under certain circumstances.

As of August 26, 2023, we had no outstanding borrowings and $1.8 million of outstanding letters of credit under the Revolving Credit Agreement.

The Revolving Credit Agreement requires that our consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.5:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. Our consolidated interest coverage ratio as of August 26, 2023 was 6.3:1.

We also maintain a letter of credit facility that allows us to request the participating bank to issue letters of credit on our behalf up to an aggregate amount of $25 million. The letter of credit facility is in addition to the letters of credit that may be issued under the Revolving Credit Agreement and had an expiration in June 2022. On May 16, 2022, we amended and restated the letter of credit facility to, among other things, extend the facility through June 2025. As of August 26, 2023, we had $25 million in letters of credit outstanding under the letter of credit facility.

In addition to the outstanding letters of credit issued under the committed facility discussed above, we had $107.2 million in letters of credit outstanding as of August 26, 2023. These letters of credit have various maturity dates and were issued on an uncommitted basis.

As of August 26, 2023, the $1.2 billion of commercial paper borrowings and the $300 million 3.125% Senior Notes due April 2024 were classified as long-term in the Consolidated Balance Sheets as we have the current ability and intent to refinance them on a long-term basis through available capacity in our revolving credit facility. As of August 26, 2023, we had $2.2 billion of availability under our Revolving Credit Agreement, without giving effect to commercial paper borrowings, which would allow us to replace these short-term obligations with a long-term financing facility.

On July 17, 2023, we repaid the $500 million 3.125% Senior Notes due July 2023.

On January 17, 2023, we repaid the $300 million 2.875% Senior Notes due January 2023.

On January 18, 2022, we repaid the $500 million 3.700% Senior Notes due April 2022, which were callable at par in January 2022.

On March 15, 2021, we repaid the $250 million 2.500% Senior Notes due April 2021, which were callable at par in March 2021.

On July 21, 2023, we issued $450 million in 5.050% Senior Notes due July 2026 and $300 million in 5.200% Senior Notes due August 2033 under our automatic shelf registration statement on Form S-3, filed with the SEC on July 19, 2022 (File No. 333-266209) (the "2022 Shelf Registration Statement"). The 2022 Shelf Registration Statement allows us to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store or distribution center openings, stock repurchases and acquisitions. Proceeds from the debt issuance were used for general corporate purposes.

On January 27, 2023 we issued $450 million in 4.500% Senior Notes due February 2028 and $550 million in 4.750% Senior Notes due February 2033 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used to repay a portion of the Company's outstanding commercial paper borrowings and for other general corporate purposes.

On August 1, 2022, we issued $750 million in 4.750% Senior Notes due August 2032 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used for general corporate purposes.

The Senior Notes contain a provision that repayment may be accelerated if we experience a change in control (as defined in the agreements). Our borrowings under our Senior Notes contain minimal covenants, primarily restrictions on liens, sale and leaseback transactions and consolidations, mergers and the sale of assets. All of the repayment obligations under our borrowing arrangements may be accelerated and come due prior to the applicable scheduled payment date if covenants are breached or an event of default occurs. Interest is paid on a semi-annual basis.

As of August 26, 2023, we were in compliance with all covenants and expect to remain in compliance with all covenants under our borrowing arrangements.

For the fiscal year ended August 26, 2023, our adjusted debt to earnings before interest, taxes, depreciation, amortization, rent and share-based compensation expense ("EBITDAR") ratio was 2.3:1 as compared to 2.1:1 as of the comparable prior year end. We calculate adjusted debt as the sum of total debt, finance lease liabilities and rent times six; and we calculate adjusted EBITDAR by adding interest, taxes, depreciation, amortization, rent and share-based compensation expense to net income. We target our debt levels to a specified ratio of adjusted debt to EBITDAR in order to maintain our investment grade credit ratings and believe this is important information for the management of our debt levels.

Management expects the ratio of adjusted debt to EBITDAR to return to pre-pandemic levels in the future, increasing debt levels. Once the target ratio is achieved, to the extent adjusted EBITDAR increases, we expect our debt levels to increase; conversely, if adjusted EBITDAR decreases, we would expect our debt levels to decrease. Refer to the "Reconciliation of Non-GAAP Financial Measures" section for further details of our calculation.

Stock Repurchases

During 1998, we announced a program permitting us to repurchase a portion of our outstanding shares not to exceed a dollar maximum established by our Board of Directors (the "Board"). The Board voted to increase the repurchase authorization by $1.5 billion on October 5, 2021, $1.5 billion on December 15, 2021, $2.0 billion on March 22, 2022, $2.5 billion on October 4, 2022 and $2.0 billion on June 14, 2023, bringing the total authorization to $35.7 billion. From January 1998 to August 26, 2023, we have repurchased a total of 154.0 million shares at an aggregate cost of $33.8 billion. We repurchased 1.5 million, 2.2 million and 2.6 million shares of common stock at an aggregate cost of $3.7 billion (inclusive of excise tax of $23.7 million), $4.4 billion and $3.4 billion during fiscal 2023, 2022 and 2021, respectively. The excise tax is assessed at one percent of the fair market value of net stock repurchases after December 31, 2022. Considering cumulative repurchases as of August 26, 2023 we had $1.8 billion remaining under the Board's authorization to repurchase our common stock. We will continue to evaluate current and expected business conditions and adjust the level of share repurchases under our share repurchase program in a manner that is consistent with our capital allocation strategy or as we otherwise deem appropriate.

Cash flow before share repurchases and changes in debt was $2.2 billion, $2.6 billion and $3.0 billion for the fiscal year ended August 26, 2023, August 27, 2022 and August 28, 2021, respectively. Cash flow before share repurchases and changes in debt is calculated as the net increase or decrease in cash and cash equivalents less net increases or decreases in debt (excluding deferred financing costs) plus share repurchases. We use cash flow before share repurchases and changes in debt to calculate the cash flows remaining and available. We believe this is important information regarding our allocation of available capital where we prioritize investments in the business and utilize the remaining funds to repurchase shares, while maintaining debt levels that support our investment grade credit ratings. Refer to the "Reconciliation of Non-GAAP Financial Measures" section for further details of our calculation.

Subsequent to August 26, 2023 and through October 16, 2023, we have repurchased 200,303 shares of common stock at an aggregate cost of $512.4 million. Considering the cumulative repurchases through October 16, 2023, we have $1.3 billion remaining under the Board's authorization to repurchase its common stock.

Financial Commitments

The following table shows our significant contractual obligations as of August 26, 2023:

(in thousands)	Total Contractual Obligations	Payment Due by Period Less than 1 year	Between 1-3 years	Between 3-5 years	Over 5 years
Debt[1]	$ 7,709,600	$ 1,509,600	$ 1,750,000	$ 1,050,000	$ 3,400,000
Interest payments[2]	1,468,738	252,600	455,325	321,125	439,688
Operating leases[3]	4,097,510	372,849	781,663	682,165	2,260,833
Finance leases[3]	319,186	88,284	143,106	44,568	43,228
Self-insurance reserves[4]	279,407	96,795	95,288	38,757	48,567
Construction commitments	198,926	198,926	—	—	—
Other[5]	9,326	9,326	—	—	—
	$ 14,082,693	$ 2,528,380	$ 3,225,382	$ 2,136,615	$ 6,192,316

(1) Debt balances represent principal maturities, excluding interest, discounts, and debt issuance costs.

(2) Represents obligations for interest payments on long-term debt.

(3) Operating and finance lease obligations include related interest in accordance with ASU 2016-02, Leases (Topic 842).

(4) Self-insurance reserves reflect estimates based on actuarial calculations and are presented net of insurance receivables. Although these obligations do not have scheduled maturities, the timing of future payments are predictable based upon historical patterns. Accordingly, we reflect the net present value of these obligations in our Consolidated Balance Sheets.

(5) Represents commitments to make additional capital contributions to certain tax credit equity investments upon achievement of project milestones.

Our tax liability for uncertain tax positions, including interest and penalties, was $51.0 million at August 26, 2023. Approximately $11.2 million is classified as current liabilities and $39.8 million is classified as long-term liabilities. We did not reflect these obligations in the table above as we are unable to make an estimate of the timing of payments of the long-term liabilities due to uncertainties in the timing and amounts of the settlement of these tax positions.

Off-Balance Sheet Arrangements

The following table reflects outstanding letters of credit and surety bonds as of August 26, 2023:

(in thousands)	Total Other Commitments
Standby letters of credit	$ 133,953
Surety bonds	43,076
	$ 177,029

A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers.

There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in our Consolidated Balance Sheets. The standby letters of credit and surety bond arrangements expire within one year but have automatic renewal clauses.

Reconciliation of Non-GAAP Financial Measures

"Management's Discussion and Analysis of Financial Condition and Results of Operations" includes certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information that is useful to investors as it indicates more clearly our comparative year-to-year operating results. Furthermore, our management and Compensation Committee of the Board use the above-mentioned non-GAAP financial measures to analyze and compare our underlying operating results and use select measurements to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the following reconciliation tables.

Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt
The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	Fiscal Year Ended August				
(in thousands)	2023	2022	2021	2020	2019
Net cash provided by/(used in):					
Operating activities	$ 2,940,788	$ 3,211,135	$ 3,518,543	$ 2,720,108	$ 2,128,513
Investing activities	(876,178)	(648,099)	(601,778)	(497,875)	(491,846)
Financing activities	(2,060,082)	(3,470,497)	(3,500,417)	(643,636)	(1,674,088)
Effect of exchange rate changes on cash	8,146	506	4,172	(4,082)	(4,103)
Net (decrease)/increase in cash and cash equivalents	12,674	(906,955)	(579,480)	1,574,515	(41,524)
Less: increase/(decrease) in debt, excluding deferred financing costs	1,556,200	853,400	(250,000)	320,000	204,700
Plus: Share repurchases	3,699,552	4,359,991	3,378,321	930,903[(1)]	2,004,896
Cash flow before share repurchases and changes in debt	$ 2,156,026	$ 2,599,636	$ 3,048,841	$ 2,185,418	$ 1,758,672

(1) During the third quarter of fiscal 2020, the Company temporarily suspended share repurchases under the share repurchase program in response to the COVID-19 pandemic.

Reconciliation of Non-GAAP Financial Measure: Adjusted After-tax ROIC

The following table calculates the percentage of ROIC. ROIC is calculated as after-tax operating profit (excluding rent) divided by invested capital (which includes a factor to capitalize operating leases). The ROIC percentages are presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations":

(in thousands, except percentage)	Fiscal Year Ended August 2023	2022	2021	2020	2019[(1)]
Net income	$ 2,528,426	$ 2,429,604	$ 2,170,314	$ 1,732,972	$ 1,617,221
Adjustments:					
Interest expense	306,372	191,638	195,337	201,165	184,804
Rent expense[(2)]	406,398	373,278	345,380	329,783	332,726
Tax effect[(3)]	(143,980)	(119,197)	(114,091)	(115,747)	(105,576)
Deferred tax liabilities, net of repatriation tax[(4)]	—	—	—	—	(6,340)
Adjusted after-tax return	$ 3,097,216	$ 2,875,323	$ 2,596,940	$ 2,148,173	$ 2,022,835
Average debt[(5)]	$ 6,900,354	$ 5,712,301	$ 5,416,471	$ 5,375,356	$ 5,126,286
Average stockholders' deficit[(5)]	(4,042,495)	(2,797,181)	(1,397,892)	(1,542,355)	(1,615,339)
Add: Rent x 6[(2)(6)]	2,438,388	2,239,668	2,072,280	1,978,696	1,996,358
Average finance lease liabilities[(5)]	296,599	284,453	237,267	203,998	162,591
Invested capital	$ 5,592,846	$ 5,439,241	$ 6,328,126	$ 6,015,695	$ 5,669,896
Adjusted after-tax ROIC	55.4 %	52.9 %	41.0 %	35.7 %	35.7 %

Reconciliation of Non-GAAP Financial Measure: Adjusted Debt to EBITDAR

The following table calculates the ratio of adjusted debt to EBITDAR. Adjusted debt to EBITDAR is calculated as the sum of total debt, financing lease liabilities and annual rents times six; divided by net income plus interest, taxes, depreciation, amortization, rent and share-based compensation expense. The adjusted debt to EBITDAR ratios are presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations":

(in thousands, except ratio)	Fiscal Year Ended August 2023	2022	2021	2020	2019[(1)]
Net income	$ 2,528,426	$ 2,429,604	$ 2,170,314	$ 1,732,972	$ 1,617,221
Add: Interest expense	306,372	191,638	195,337	201,165	184,804
Income tax expense	639,188	649,487	578,876	483,542	414,112
EBIT	3,473,986	3,270,729	2,944,527	2,417,679	2,216,137
Add: Depreciation and amortization expense	497,577	442,223	407,683	397,466	369,957
Rent expense[(2)]	406,398	373,278	345,380	329,783	332,726
Share-based expense	93,087	70,612	56,112	44,835	43,255
EBITDAR	$ 4,471,048	$ 4,156,842	$ 3,753,702	$ 3,189,763	$ 2,962,075
Debt	$ 7,668,549	$ 6,122,092	$ 5,269,820	$ 5,513,371	$ 5,206,344
Financing lease liabilities	287,618	310,305	276,054	223,353	179,905
Add: Rent x 6[(2)(6)]	2,438,388	2,239,668	2,072,280	1,978,696	1,996,358
Adjusted debt	$ 10,394,555	$ 8,672,065	$ 7,618,154	$ 7,715,420	$ 7,382,607
Adjusted debt to EBITDAR	2.3	2.1	2.0	2.4	2.5

(1) The fiscal year ended August 31, 2019 consisted of 53 weeks.

(2) Effective September 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842), the new lease accounting standard that required the Company to recognize operating lease assets and liabilities in the balance sheet. The table below outlines the calculation of rent expense and reconciles rent expense to total lease cost, per ASC 842, the most directly comparable GAAP financial measure, for the 52 weeks ended, August 26, 2023, August 27, 2022 and August 28, 2021.

(in thousands)	For the year ended			
	August 26, 2023	August 27, 2022	August 28, 2021	August 29, 2020
Total lease cost, per ASC 842	$ 524,283	$ 470,563	$ 427,443	$ 415,505
Less: Finance lease interest and amortization	(86,521)	(69,564)	(56,334)	(60,275)
Less: Variable operating lease components, related to insurance and common area maintenance	(31,364)	(27,721)	(25,729)	(25,447)
Rent expense	$ 406,398	$ 373,278	$ 345,380	$ 329,783

(3) For fiscal 2023, 2022, 2021 and 2020, the effective tax rate was 20.2%, 21.1%, 21.1% and 21.8%, respectively.

(4) For fiscal 2019 after-tax operating profit was adjusted for the impact of the revaluation of deferred tax liabilities, net of repatriation tax.

(5) All averages are computed based on trailing five quarters.

(6) Rent is multiplied by a factor of six to capitalize operating leases in the determination of pre-tax invested capital.

Recent Accounting Pronouncements

See Note A of the Notes to Consolidated Financial Statements for a discussion on recent accounting pronouncements.

Critical Accounting Policies and Estimates

Preparation of our Consolidated Financial Statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period and related disclosures of contingent liabilities. In the Notes to our Consolidated Financial Statements, we describe our significant accounting policies used in preparing the Consolidated Financial Statements. Our policies are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ under different assumptions or conditions. Our senior management has identified self-insurance reserves as a critical accounting estimate that is materially impacted by assumptions while income taxes and valuation allowances have been identified as critical accounting policies. These policies have been discussed with the Audit Committee of our Board. The following items in our Consolidated Financial Statements represent our critical accounting policies and estimates by management:

Self-Insurance Reserves

We retain a significant portion of the risks associated with workers' compensation, general, product liability, property and vehicle liability; and we obtain third party insurance to limit the exposure related to certain of these risks. Our self-insurance reserve estimates totaled $268.8 million at August 26, 2023, and $264.3 million at August 27, 2022. Where estimates are possible, losses covered by insurance are recognized on a gross basis with a corresponding insurance receivable.

The assumptions made by management in estimating our self-insurance reserves include consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. We utilize various methods, including analyses of historical trends and use of a specialist, to estimate the cost to settle reported claims and claims incurred but not yet reported. The actuarial methods develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet date. When estimating these liabilities, we consider factors, such as the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends and projected inflation of related factors. In recent history, our methods for determining our exposure have remained consistent, and our historical trends have been appropriately factored into our reserve estimates. As we obtain additional information and refine our methods regarding the assumptions and estimates we use to recognize liabilities incurred, we will adjust our reserves accordingly.

Management believes that the various assumptions developed and actuarial methods used to determine our self-insurance reserves are reasonable and provide meaningful data and information that management uses to make its best estimate of our exposure to these risks. Arriving at these estimates, however, requires a significant amount of subjective judgment by management, and as a result these estimates are uncertain and our actual exposure may be different from our estimates. For example, changes in our assumptions about healthcare costs, the severity of accidents and the incidence of illness, the average size of claims and other factors could cause actual claim costs to vary from our assumptions and estimates, causing our reserves to be overstated or understated. A 10% change in our self-insurance liability would have affected net income by approximately $19.3 million for fiscal 2023.

Our liabilities for workers' compensation, general and product liability, property and vehicle claims do not have scheduled maturities; however, the timing of future payments is predictable based on historical patterns and is relied upon in determining the current portion of these liabilities. Accordingly, we reflect the net present value of the obligations we determine to be long-term using the risk-free interest rate as of the balance sheet date.

If the discount rate used to calculate the present value of these reserves changed by 25 basis points, net income would have been affected by approximately $1.1 million for fiscal 2023.

Income Taxes
Our income tax returns are audited by state, federal and foreign tax authorities, and we are typically engaged in various tax examinations at any given time. Tax contingencies often arise due to uncertainty or differing interpretations of the application of tax rules throughout the various jurisdictions in which we operate. The contingencies are influenced by items such as tax audits, changes in tax laws, litigation, appeals and prior experience with similar tax positions.

We regularly review our tax reserves for these items and assess the adequacy of the amount we have recorded. As of August 26, 2023, we had approximately $51.0 million reserved for uncertain tax positions.

We evaluate exposures associated with our various tax filings by estimating a liability for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

We believe our estimates to be reasonable and have not experienced material adjustments to our reserves in the previous three years; however, actual results could differ from our estimates, and we may be exposed to gains or losses. Specifically, management has used judgment and made assumptions to estimate the likely outcome of uncertain tax positions. Additionally, to the extent we prevail in matters for which a liability has been established, or must pay in excess of recognized reserves, our effective tax rate in any particular period could be affected.

Vendor Allowances
We receive various payments and allowances from our vendors through a variety of programs and arrangements, including allowances for warranties, advertising and general promotion of vendor products. Vendor allowances are treated as a reduction of the cost of inventory, unless they are provided as a reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendor's products. Approximately 88% of the vendor funds received during fiscal 2023 were recorded as a reduction of the cost of inventories and recognized as a reduction to cost of sales as these inventories are sold.

Based on our vendor agreements, a significant portion of vendor funding we receive is earned as we purchase inventory. Therefore, we record receivables for funding earned but not yet received as we purchase inventory. During the year, we regularly review the receivables from vendors to ensure vendors are able to meet their obligations. We generally have not recorded a reserve against these receivables as we have not experienced significant losses and typically have a legal right of offset with our vendors for payments owed them. We have had write-offs less than $1 million in each of the last three years.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, we use various derivative instruments to reduce interest rate and fuel price risks. To date, based upon our current level of foreign operations, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of our hedging activities are governed by guidelines that are authorized by the Board. Further, we do not buy or sell derivative instruments for trading purposes.

Interest Rate Risk
Our financial market risk results primarily from changes in interest rates. At times, we reduce our exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

We have historically utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. We reflect the current fair value of all interest rate hedge instruments as a component of either other current assets or accrued expenses and other. Our interest rate hedge instruments are designated as cash flow hedges. As of August 26, 2023 and August 27, 2022, no such interest rate swaps were outstanding.

Unrealized gains and losses on interest rate hedges are deferred in stockholders' deficit as a component of Accumulated Other Comprehensive Loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related cash flows being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the cash flow being hedged, that ineffective portion is immediately recognized in earnings.

The fair value of our debt was estimated at $7.3 billion as of August 26, 2023, and $5.9 billion as of August 27, 2022, based on the quoted market prices for the same or similar debt issues or on the current rates available to us for debt having the same remaining maturities. Such fair value is less than the carrying value of debt by $406.6 million and $182.8 million at August 26, 2023 and August 27, 2022, respectively, which reflects its face amount, adjusted for any unamortized debt issuance costs and discounts.

We had $1.2 billion in variable rate debt outstanding at August 26, 2023 and $603.4 million in August 27, 2022.

We had outstanding fixed rate debt of $6.5 billion, net of unamortized debt issuance costs of $41.1 million, at August 26, 2023, and $5.5 billion, net of unamortized debt issuance costs of $31.3 million, at August 27, 2022. A one percentage point increase in interest rates would have reduced the fair value of our fixed rate debt by approximately $264.7 million at August 26, 2023.

Foreign Currency Risk
Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than our entities' functional currencies. To minimize our risk, we generally enter into transactions denominated in the respective functional currencies. We are exposed to Brazilian reals, Canadian dollars, euros, Chinese yuan renminbi and British pounds, but our primary foreign currency exposure arises from Mexican peso-denominated revenues and profits and their translation into U.S. dollars. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material.

We view our investments in Mexican subsidiaries as long-term. As a result, we generally do not hedge these net investments. The net asset exposure in the Mexican subsidiaries translated into U.S. dollars using the year-end exchange rates was $409.8 million at August 26, 2023 and $270.2 million at August 27, 2022. The year-end exchange rates with respect to the Mexican peso increased by 15.7% with respect to the U.S. dollar during fiscal 2023 and decreased by less than 1.0% with respect to the U.S. dollar during fiscal 2022. The potential loss in value of our net assets in the Mexican subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at August 26, 2023 and August 27, 2022, would have been approximately $37.3 million and approximately $24.6 million, respectively. Any changes in our net assets in the Mexican subsidiaries relating to foreign currency exchange rates would be reflected in the foreign currency translation component of Accumulated Other Comprehensive Loss, unless the Mexican subsidiaries are sold or otherwise disposed. A hypothetical 10 percent adverse change in average exchange rates would not have a material impact on our results of operations.

Item 8. Financial Statements and Supplementary Data

Index

Management's Report on Internal Control Over Financial Reporting 44
Reports of Independent Registered Public Accounting Firm 45
Consolidated Statements of Income 48
Consolidated Statements of Comprehensive Income 48
Consolidated Balance Sheets 49
Consolidated Statements of Cash Flows 50
Consolidated Statements of Stockholders' Deficit 51
Notes to Consolidated Financial Statements 52

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and properly trained staff. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting, including regular testing performed by the Company's internal audit team. Actions are taken to correct deficiencies as they are identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and a staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of August 26, 2023, the end of our fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of August 26, 2023.

Our independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 42), audited the effectiveness of our internal control over financial reporting. Ernst & Young LLP's attestation report on the Company's internal control over financial reporting as of August 26, 2023 is included in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AutoZone, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited AutoZone, Inc.'s internal control over financial reporting as of August 26, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AutoZone, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of August 26, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of August 26, 2023 and August 27, 2022, and the related consolidated statements of income, comprehensive income, stockholders' deficit, and cash flows for each of the three years in the period ended August 26, 2023, and the related notes and our report dated October 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 24, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AutoZone, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. (the Company) as of August 26, 2023 and August 27, 2022, the related consolidated statements of income, comprehensive income, stockholders' deficit, and cash flows for each of the three years in the period ended August 26, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 26, 2023 and August 27, 2022, and the results of its operations and its cash flows for each of the three years in the period ended August 26, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 26, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated October 24, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Self-insurance Reserves

Description of the Matter	At August 26, 2023, the Company's self-insurance reserve estimate was $268.8 million. As more fully described in Note A of the consolidated financial statements, the Company retains a significant portion of the risks associated with workers' compensation, general liability, product liability, property and vehicle insurance. Accordingly, the Company utilizes various methods, including analyses of historical trends and actuarial methods, to estimate the costs of these risks. Auditing the self-insurance reserve is complex and required the involvement of specialists due to the judgmental nature of estimating the costs to settle reported claims and claims incurred but not yet reported. There are a number of factors and/or assumptions (e.g., severity, duration and frequency of claims, projected inflation of related factors, and the risk-free rate) used in the measurement process which have a significant effect on the estimated self-insurance reserve.
How We Addressed the Matter in Our Audit	We evaluated the design and tested the operating effectiveness of the Company's controls over the self-insurance reserve process. For example, we tested controls over management's review of the self-insurance reserve calculations, the significant actuarial assumptions and the data inputs provided to the actuary. To evaluate the self-insurance reserve, our audit procedures included, among others, assessing the methodologies used, evaluating the significant actuarial assumptions discussed above and testing the completeness and the accuracy of the underlying claims data used by the Company. We compared the actuarial assumptions used by management to historical trends and evaluated the change in the self-insurance reserve from the prior year due to changes in these assumptions. In addition, we involved our actuarial specialists to assist in assessing the valuation methodologies and significant assumptions used in the valuation analysis, we evaluated management's methodology for determining the risk-free interest rate utilized in measuring the net present value of the long-term portion of the self-insurance reserve, we compared the significant assumptions used by management to industry accepted actuarial assumptions and we compared the Company's reserve to a range developed by our actuarial specialists based on assumptions developed by the specialists.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1988.

Memphis, Tennessee
October 24, 2023

AutoZone, Inc. Consolidated Statements of Income

(in thousands, except per share data)	Year Ended August 26, 2023	August 27, 2022	August 28, 2021
Net sales	$ 17,457,209	$ 16,252,230	$ 14,629,585
Cost of sales, including warehouse and delivery expenses	8,386,787	7,779,580	6,911,800
Gross profit	9,070,422	8,472,650	7,717,785
Operating, selling, general and administrative expenses	5,596,436	5,201,921	4,773,258
Operating profit	3,473,986	3,270,729	2,944,527
Interest expense, net	306,372	191,638	195,337
Income before income taxes	3,167,614	3,079,091	2,749,190
Income tax expense	639,188	649,487	578,876
Net income	$ 2,528,426	$ 2,429,604	$ 2,170,314
Weighted average shares for basic earnings per share	18,510	20,107	22,237
Effect of dilutive stock equivalents	593	626	562
Weighted average shares for diluted earnings per share	19,103	20,733	22,799
Basic earnings per share	$ 136.60	$ 120.83	$ 97.60
Diluted earnings per share	$ 132.36	$ 117.19	$ 95.19

See Notes to Consolidated Financial Statements.

AutoZone, Inc. Consolidated Statements of Comprehensive Income

(in thousands)	Year Ended August 26, 2023	August 27, 2022	August 28, 2021
Net income	$ 2,528,426	$ 2,429,604	$ 2,170,314
Other comprehensive income:			
Foreign currency translation adjustments	103,633	7,448	44,683
Unrealized gains (losses) on marketable debt securities, net of taxes	320	(2,760)	(1,256)
Net derivative activities, net of taxes	5,747	2,762	2,839
Total other comprehensive income	109,700	7,450	46,266
Comprehensive income	$ 2,638,126	$ 2,437,054	$ 2,216,580

See Notes to Consolidated Financial Statements.

AutoZone, Inc. Consolidated Balance Sheets

(in thousands)	August 26, 2023	August 27, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 277,054	$ 264,380
Accounts receivable	520,385	504,886
Merchandise inventories	5,764,143	5,638,004
Other current assets	217,844	220,714
Total current assets	6,779,426	6,627,984
Property and equipment:		
Land	1,367,391	1,299,981
Buildings and improvements	4,860,216	4,486,676
Equipment	2,972,879	2,650,831
Leasehold improvements	831,508	724,095
Construction in progress	305,896	291,588
Property and equipment	10,337,890	9,453,171
Less: Accumulated depreciation and amortization	(4,741,342)	(4,282,752)
	5,596,548	5,170,419
Operating lease right-of-use assets	2,998,097	2,918,817
Goodwill	302,645	302,645
Deferred income taxes	86,002	52,047
Other long-term assets	223,160	203,131
Total long-term assets	3,609,904	3,476,640
Total assets	$ 15,985,878	$ 15,275,043
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 7,201,281	$ 7,301,347
Current portion of operating lease liabilities	257,256	243,407
Accrued expenses and other	1,000,841	1,008,701
Income taxes payable	52,478	34,938
Total current liabilities	8,511,856	8,588,393
Long-term debt	7,668,549	6,122,092
Operating lease liabilities, less current portion	2,917,046	2,837,973
Deferred income taxes	536,278	533,884
Other long-term liabilities	702,043	731,614
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock, authorized 1,000 shares; no shares issued	—	—
Common stock, par value $.01 per share, authorized 200,000 shares; 18,936 shares issued and 17,857 shares outstanding as of August 26, 2023; 20,732 shares issued and 19,126 shares outstanding as of August 27, 2022	189	207
Additional paid-in capital	1,484,992	1,354,252
Retained deficit	(2,959,278)	(1,330,067)
Accumulated other comprehensive loss	(190,836)	(300,536)
Treasury stock, at cost	(2,684,961)	(3,262,769)
Total stockholders' deficit	(4,349,894)	(3,538,913)
Total liabilities and stockholders' deficit	$ 15,985,878	$ 15,275,043

See Notes to Consolidated Financial Statements.

AutoZone, Inc. Consolidated Statements of Cash Flows

(in thousands)	Year Ended August 26, 2023	August 27, 2022	August 28, 2021
Cash flows from operating activities:			
Net income	$ 2,528,426	$ 2,429,604	$ 2,170,314
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	497,577	442,223	407,683
Other non-cash charges	44,000	15,000	—
Amortization of debt origination fees	9,264	11,276	12,858
Deferred income taxes	(25,707)	185,594	(34,432)
Share-based compensation expense	93,087	70,612	56,112
Changes in operating assets and liabilities:			
Accounts receivable	(6,674)	(125,732)	(11,039)
Merchandise inventories	(89,180)	(1,005,686)	(138,517)
Accounts payable and accrued expenses	(183,679)	1,224,692	1,029,912
Income taxes	92,832	(10,517)	29,467
Other, net	(19,158)	(25,931)	(3,815)
Net cash provided by operating activities	2,940,788	3,211,135	3,518,543
Cash flows from investing activities:			
Capital expenditures	(796,657)	(672,391)	(621,767)
Purchase of marketable debt securities	(66,917)	(56,040)	(63,676)
Proceeds from sale of marketable debt securities	58,357	53,882	95,393
Investment in tax credit equity investments	(98,003)	(31,537)	(41,712)
Proceeds from disposal of capital assets and other, net	27,042	57,987	29,984
Net cash used in investing activities	(876,178)	(648,099)	(601,778)
Cash flows from financing activities:			
Net proceeds from commercial paper	606,200	603,400	—
Proceeds from issuance of debt	1,750,000	750,000	—
Repayment of debt	(800,000)	(500,000)	(250,000)
Net proceeds from sale of common stock	182,494	113,934	187,757
Purchase of treasury stock	(3,699,552)	(4,359,991)	(3,378,321)
Repayment of principal portion of finance lease liabilities	(81,055)	(67,182)	(59,853)
Other, net	(18,169)	(10,658)	—
Net cash used in financing activities	(2,060,082)	(3,470,497)	(3,500,417)
Effect of exchange rate changes on cash	8,146	506	4,172
Net increase/(decrease) in cash and cash equivalents	12,674	(906,955)	(579,480)
Cash and cash equivalents at beginning of period	264,380	1,171,335	1,750,815
Cash and cash equivalents at end of period	$ 277,054	$ 264,380	$ 1,171,335
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	$ 260,866	$ 178,561	$ 187,948
Income taxes paid	$ 570,250	$ 461,232	$ 574,854
Leased assets obtained in exchange for new finance lease liabilities	$ 58,316	$ 100,711	$ 112,095
Leased assets obtained in exchange for new operating lease liabilities	$ 428,150	$ 527,966	$ 444,626

See Notes to Consolidated Financial Statements.

AutoZone, Inc. Consolidated Statements of Stockholders' Deficit

(in thousands)	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at August 29, 2020	23,697	$ 237	$ 1,283,495	$ (1,450,970)	$ (354,252)	$ (356,487)	$ (877,977)
Net income	—	—	—	2,170,314	—	—	2,170,314
Total other comprehensive income	—	—	—	—	46,266	—	46,266
Purchase of 2,592 shares of treasury stock	—	—	—	—	—	(3,378,321)	(3,378,321)
Retirement of treasury shares	(1,044)	(10)	(60,005)	(1,139,173)	—	1,199,188	—
Issuance of common stock under stock options and stock purchase plans	354	3	187,754	—	—	—	187,757
Share-based compensation expense	—	—	54,425	—	—	—	54,425
Balance at August 28, 2021	23,007	230	1,465,669	(419,829)	(307,986)	(2,535,620)	(1,797,536)
Net income	—	—	—	2,429,604	—	—	2,429,604
Total other comprehensive income	—	—	—	—	7,450	—	7,450
Purchase of 2,220 shares of treasury stock	—	—	—	—	—	(4,359,991)	(4,359,991)
Retirement of treasury shares	(2,484)	(25)	(292,975)	(3,339,842)	—	3,632,842	—
Issuance of common stock under stock options and stock purchase plans	209	2	113,932	—	—	—	113,934
Share-based compensation expense	—	—	67,626	—	—	—	67,626
Balance at August 27, 2022	20,732	207	1,354,252	(1,330,067)	(300,536)	(3,262,769)	(3,538,913)
Net income	—	—	—	2,528,426	—	—	2,528,426
Total other comprehensive income	—	—	—	—	109,700	—	109,700
Purchase of 1,524 shares of treasury stock[(1)]	—	—	—	—	—	(3,723,289)	(3,723,289)
Retirement of treasury shares	(2,051)	(20)	(143,440)	(4,157,637)	—	4,301,097	—
Issuance of common stock under stock options and stock purchase plans	255	2	182,492	—	—	—	182,494
Share-based compensation expense	—	—	91,688	—	—	—	91,688
Balance at August 26, 2023	18,936	$ 189	$ 1,484,992	$ (2,959,278)	$ (190,836)	$ (2,684,961)	$ (4,349,894)

(1) Inclusive of excise tax of $23.7 million for the year ended August 26, 2023. The excise tax is assessed at one percent of the fair market value of net stock repurchases after December 31, 2022.

See Notes to Consolidated Financial Statements.

10-K

Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies

Business: AutoZone, Inc. ("AutoZone" or the "Company") is the leading retailer and distributor of automotive replacement parts and accessories in the Americas. At the end of fiscal 2023, the Company operated 6,300 stores in the U.S., 740 stores in Mexico and 100 stores in Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At the end of fiscal 2023, in 5,682 of the domestic stores as well as the vast majority of our stores in Mexico and Brazil, we had a commercial sales program that provided commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts. The Company also sells automotive hard parts, maintenance items, accessories, and non-automotive products through www.autozone.com, and its commercial customers can make purchases through www.autozonepro.com.Additionally, the Company sells the ALLDATA brand automotive diagnostic, repair, collision and shop management software through www.alldata.com. The Company also provides product information on its Duralast branded products through www.duralastparts.com. The Company does not derive revenue from automotive repair or installation services.

10-K

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August. Fiscal 2023, 2022 and 2021 represented 52 weeks.

Basis of Presentation: The Consolidated Financial Statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Variable Interest Entities: The Company invests in certain tax credit funds that promote renewable energy and generate a return primarily through the realization of federal tax credits. The deferral method is used to account for the tax attributes of these investments.

The Company considers its investment in these tax credit funds as an investment in a variable interest entity ("VIE"). The Company evaluates the investment in any VIE to determine whether it is the primary beneficiary. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. As of August 26, 2023, the Company held tax credit equity investments that were deemed to be VIE's and determined that it was not the primary beneficiary of the entities, as it did not have the power to direct the activities that most significantly impacted the entity and accounted for this investment using the equity method. The Company's maximum exposure to losses is generally limited to its net investment, which was $29.6 million as of August 26, 2023 and $14.1 million as of August 27, 2022 and was included within the Other long-term assets caption in the accompanying Consolidated Balance Sheets. As of August 26, 2023, the Company had commitments to make certain additional capital contributions to one of its tax credit funds totaling $9.3 million.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash equivalents consist of investments with original maturities of 90 days or less. Cash equivalents include proceeds due from credit and debit card transactions with settlement terms of less than five days. Credit and debit card receivables included within cash and cash equivalents were $88.6 million at August 26, 2023 and $78.4 million at August 27, 2022.

Cash balances are held in various locations around the world. Cash and cash equivalents of $108.5 million and $86.8 million were held outside of the U.S. as of August 26, 2023, and August 27, 2022, respectively, and were generally utilized to support the liquidity needs in foreign operations.

Accounts Receivable: Effective in fiscal 2021, the Company adopted ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which requires the Company to estimate all expected credit losses for financial assets measured at amortized cost basis, including trade receivables, based on historical experience, current market conditions and supportable forecasts. The Company's accounts receivable primarily consists of receivables from commercial customers. The Company routinely grants credit to certain commercial customers on a short-term basis consisting primarily of daily, weekly or monthly terms. The risk of credit loss in its trade receivables is substantially mitigated by the Company's credit evaluation process, short collection terms and diversification of customers, as well as the low dollar value for its typical sales transaction.

Receivables are presented net of an allowance for credit losses. Allowances for expected credit losses are determined based on historical experience, the current economic environment, our expectations of future economic conditions and the current evaluation of the composition of accounts receivable. The Company will apply adjustments for specific factors and current economic conditions as needed at each reporting date. The Company's allowance for credit losses is included in "Accounts receivable" on the accompanying Consolidated Balance Sheets as of August 26, 2023 and August 27, 2022. The balance of the allowance for credit losses was $7.7 million at August 26, 2023, and $9.5 million at August 27, 2022.

Vendor Receivables: The Company's vendor receivables primarily consist of balances arising from its vendors through a variety of programs and arrangements, including rebates, allowances, promotional funds and reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendors' products. The amounts to be received are prescribed by the terms of the vendor agreements and therefore collection of such amounts is generally not at risk. The Company regularly reviews vendor receivables for collectability and assesses the need for an allowance for credit losses based on an evaluation of the vendors' financial positions and corresponding abilities to meet financial obligations. Management does not believe there is a reasonable likelihood that the Company will be unable to collect the receivables from vendors and did not record a reserve for expected credit losses from vendors in the Consolidated Financial Statements as of August 26, 2023 and August 27, 2022.

Merchandise Inventories: Merchandise inventories include related purchasing, storage and handling costs. Inventory cost has been determined using the last-in, first-out ("LIFO") method stated at the lower of cost or market for domestic inventories and the weighted average cost method stated at the lower of cost or net realizable value for Mexico and Brazil inventories. Due to recent price inflation on the Company's merchandise purchases, primarily driven by increased freight costs, the Company's LIFO credit reserve balance was $59.0 million at August 26, 2023 and $15.0 million at August 27, 2022. Increases to the Company's LIFO credit reserve balance are recorded as a non-cash charge to cost of sales and decreases are recorded as a non-cash benefit to cost of sales.

Marketable Debt Securities: The Company invests a portion of its assets held by the Company's wholly owned insurance captive in marketable debt securities and classifies them as available-for-sale. The Company includes these marketable debt securities within the Other current assets and Other long-term assets captions in the accompanying Consolidated Balance Sheets and records the amounts at fair market value, which is determined using quoted market prices at the end of the reporting period. (Refer to "Note E – Fair Value Measurements" and "Note F – Marketable Debt Securities" for a discussion of marketable debt securities.)

Property and Equipment: Property and equipment is stated at cost. Property consists of land, which includes finance leases – real estate, buildings and improvements, equipment, which includes finance leases – vehicles, and construction in progress. Depreciation and amortization are computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, including software, 3 to 10 years; and leasehold improvements, over the shorter of the asset's estimated useful life or the remaining lease term, which includes any reasonably assured renewal periods. Depreciation and amortization include amortization of assets under finance leases.

Impairment of Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such an event occurs, the Company compares the sum of the undiscounted expected future cash flows of the asset (asset group) with the carrying amounts of the asset. If the undiscounted expected future cash flows are less than the carrying value of the assets, the Company measures the amount of impairment loss as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill: The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. Goodwill has not been amortized since fiscal 2001, but an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company had approximately $302.6 million of goodwill, which is allocated to the Auto Parts Stores operating segment at August 26, 2023 and August 27, 2022. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. In the fourth quarter of fiscal 2023 and 2022, the Company concluded its remaining goodwill was not impaired.

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various derivative instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors (the "Board"). Further, the Company does not buy or sell derivative instruments for trading purposes.

AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. All of the Company's interest rate hedge instruments are designated as cash flow hedges. (Refer to "Note H – Derivative Financial Instruments" for additional disclosures regarding the Company's derivative instruments and hedging activities.) Cash flows related to these instruments designated as qualifying hedges are reflected in the accompanying Consolidated Statements of Cash Flows in the same categories as the cash flows from the items being hedged. The resulting gain or loss from such settlement is deferred to Accumulated Other Comprehensive Loss and reclassified to interest expense over the term of the underlying debt. This reclassification of the deferred gains and losses impacts the interest expense recognized on the underlying debt that was hedged.

Foreign Currency: The Company accounts for its foreign operations using the local market currency and converts its financial statements from these currencies to U.S. dollars. The cumulative loss on currency translation is recorded as a component of Accumulated Other Comprehensive Loss (Refer to "Note G – Accumulated Other Comprehensive Loss" for additional information regarding the Company's Accumulated Other Comprehensive Loss.)

Self-Insurance Reserves: The Company retains a significant portion of the risks associated with workers' compensation, general liability, product liability, property and vehicle insurance. The Company obtains third party insurance to limit the exposure related to certain of these risks. The reserve for the Company's liability associated with these risks totaled $268.8 million and $264.3 million at August 26, 2023 and August 27, 2022, respectively.

The assumptions made by management in estimating its self-insurance reserves include consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. The Company utilizes various methods, including analyses of historical trends and use of a specialist, to estimate the costs to settle reported claims and claims incurred but not yet reported. The actuarial methods develop estimates of the future ultimate claim costs based on claims incurred as of the balance sheet date. When estimating these liabilities, the Company considers factors, such as the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends and projected inflation of related factors.

The Company's liabilities for workers' compensation, general and product liability, property and vehicle claims do not have scheduled maturities; however, the timing of future payments is predictable based on historical patterns and is relied upon in determining the current portion of these liabilities. Accordingly, the Company reflects the net present value of the obligations it determines to be long-term using the risk-free interest rate as of the balance sheet date.

Leases: The Company leases certain retail stores, distribution centers and vehicles under various non-callable leases. Leases are recorded on their commencement date, which is the date the Company takes possession or control of the underlying asset. Most of the Company's leases are operating leases; however, certain land and vehicles are leased under finance leases. The leases have varying terms and expire at various dates through 2046. Retail leases typically have initial terms between one and 20 years, with one to six optional renewal periods of one to five years each. Finance leases for vehicles typically have original terms between one and five years, and finance leases for real estate typically have terms of 20 or more years. The Company subleases certain properties that are not used in its operations. Sublease income was not significant for the periods presented.

Lease-related assets and liabilities are recognized for all leases with an initial term of 12 months or greater. The exercise of lease renewal options is at the Company's sole discretion. The Company evaluates renewal options at commencement and on an ongoing basis and includes options that are reasonably certain to exercise in its expected lease terms when classifying leases and measuring lease liabilities.

Certain lease agreements require variable payments based upon actual costs of common-area maintenance, real estate taxes and insurance. Lease components are not separated from the non-lease components (typically fixed common-area maintenance costs at its retail store locations) for all classes of leased assets, except vehicles which contain variable non-lease components that are expensed as incurred. The Company uses the stated borrowing rate in determining the present value of the lease payments over the lease term for vehicles. The Company's incremental borrowing rate is used to determine the present value of the lease payments over the lease term for substantially all the operating and financing leases for retail stores, distribution centers and other real estate, as these leases typically do not have a stated borrowing rate. For operating leases that commenced prior to the date of adoption of ASU 2016-02 – Leases (Topic 842), the Company used the incremental borrowing rate that corresponded to the remaining lease term as of the date of adoption. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. (Refer to "Note M – Leases" for additional disclosures regarding the Company's leases.)

Financial Instruments: The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. (Refer to "Note I – Financing" for a discussion of the carrying values and fair values of the Company's debt, "Note F – Marketable Debt Securities" for additional disclosures related to marketable debt securities and "Note H – Derivative Financial Instruments" for additional information regarding derivatives.)

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax saving initiatives available to the Company in the various jurisdictions in which we operate.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company reevaluates these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

The Company classifies interest related to income tax liabilities, and if applicable, penalties, as a component of Income tax expense. The income tax liabilities and accrued interest and penalties are expected to be payable within one year of the balance sheet date are presented within the Accrued expenses and other caption in the accompanying Consolidated Balance Sheets. The remaining portion of the income tax liabilities and accrued interest and penalties are presented within the Other long-term liabilities caption in the accompanying Consolidated Balance Sheets because payment of cash is not anticipated within one year of the balance sheet date. (Refer to "Note D – Income Taxes" for additional disclosures regarding the Company's income taxes.)

Sales and Use Taxes: Governmental authorities assess sales and use taxes on the sale of goods and services. The Company excludes taxes collected from customers in its reported sales results; such amounts are included within the Accrued expenses and other caption until remitted to the taxing authorities.

Dividends: The Company currently does not pay a dividend on its common stock. The ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, any future payment of dividends would be dependent upon the Company's financial condition, capital requirements, earnings and cash flow.

Revenue Recognition: The Company's primary source of revenue is derived from the sale of automotive aftermarket parts and merchandise to its retail and commercial customers. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied, in an amount representing the consideration the Company expects to receive in exchange for selling products to its customers. Shipping and handling activities are considered activities to fulfill the order, and therefore are not evaluated as a separate performance obligation. Sales are recorded net of variable consideration in the period incurred, including discounts, sales incentives and rebates, sales taxes and estimated sales returns. Sales returns are based on historical return rates. The Company may enter into contracts that include multiple combinations of products and services, which are accounted for as separate performance obligations and do not require significant judgment.

The Company's performance obligations are typically satisfied when the customer takes possession of the merchandise. Revenue from retail customers is recognized when the customer leaves our store with the purchased products, typically at the point of sale or for E-commerce orders when the product is shipped. Revenue from commercial customers is recognized upon delivery, typically same-day. Payment from retail customers is at the point of sale and payment terms for commercial customers are based on the Company's pre-established credit requirements and generally range from 1 to 30 days. Discounts, sales incentives and rebates are treated as separate performance obligations, and revenue allocated to these performance obligations is recognized as the obligations to the customer are satisfied. Additionally, the Company estimates and records gift card breakage as redemptions occur. The Company offers diagnostic, repair, collision and shop management information software used in the automotive repair industry through ALLDATA. This revenue is recognized as services are provided. Revenue from these services is recognized over the life of the contract.

A portion of the Company's transactions include the sale of auto parts that contain a core component. The core component represents the recyclable portion of the auto part. Customers are not charged for the core component of the new part if a used core is returned at the point of sale of the new part; otherwise the Company charges customers a specified amount for the core component. The Company refunds that same amount in the event the customer returns a used core to the store at a later date. The Company does not recognize sales or cost of sales for the core component of these transactions when a used part is returned or expected to be returned from the customer.

There were no material contract assets, liabilities or deferred costs recorded on the Consolidated Balance Sheet as of August 26, 2023 and August 27, 2022. Revenue related to unfulfilled performance obligations as of August 26, 2023 and August 27, 2022 is not significant. (Refer to "Note P – Segment Reporting" for additional information related to revenue recognized during the period.)

Vendor Allowances and Advertising Costs: The Company receives various payments and allowances from its vendors through a variety of programs and arrangements. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase or sale of the related product. These monies are generally recorded as a reduction of merchandise inventories and are recognized as a reduction to cost of sales as the related inventories are sold.

For arrangements that provide for reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendors' products, the vendor funds are recorded as a reduction to Operating, selling, general and administrative expenses in the period in which the specific costs were incurred.

The Company expenses advertising costs as incurred. Advertising expense, net of vendor promotional funds, was $99.5 million in fiscal 2023, $97.1 million in fiscal 2022 and $85.9 million in fiscal 2021. Vendor promotional funds, which reduced advertising expense, amounted to $62.4 million in fiscal 2023, $52.1 million in fiscal 2022 and $53.2 million in fiscal 2021.

Cost of Sales and Operating, Selling, General and Administrative Expenses: The following illustrates the primary costs classified in each major expense category:

Cost of Sales

- Total cost of merchandise sold, including:
  - Freight expenses associated with moving merchandise inventories from the Company's vendors to the distribution centers;
  - Vendor allowances that are not reimbursements for specific, incremental and identifiable costs
- Costs associated with operating the Company's supply chain, including payroll and benefits, warehouse occupancy, transportation and depreciation; and
- Inventory shrinkage

Operating, Selling, General and Administrative Expenses

- Payroll and benefits for store, field leadership and store support employees;
- Occupancy of store and store support facilities;
- Depreciation and amortization related to store and store support assets;
- Transportation associated with field leadership, commercial sales force and deliveries from stores;
- Advertising;
- Self-insurance; and
- Other administrative costs, such as credit card transaction fees, legal costs, supplies and travel and lodging

Warranty Costs: The Company or the vendors supplying its products provides the Company's customers limited warranties on certain products that range from 30 days to lifetime. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded within the Accrued expenses and other caption in the Consolidated Balance Sheets. For vendor allowances in excess of the related estimated warranty expense for the vendor's products, the excess is recorded in inventory and recognized as a reduction to cost of sales as the related inventory is sold.

Pre-opening Expenses: Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Earnings per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding common shares adjusted for the effect of common stock equivalents, which are primarily stock options. There were 140,071, 142,887 and 171,652 stock options excluded for the year ended August 26, 2023, August 27, 2022 and August 28, 2021, respectively, because they would have been anti-dilutive.

Share-Based Payments: Share-based payments include stock option grants, restricted stock, restricted stock units, stock appreciation rights and other transactions under the Company's equity incentive plans. The Company recognizes compensation expense for its share-based payments over the requisite service period based on the fair value of the awards. The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options. The value of restricted stock is based on the stock price of the award on the grant date. (Refer to "Note B – Share-Based Payments" for further discussion.)

Risk and Uncertainties: In fiscal 2023, one class of similar products accounted for approximately 14 percent of the Company's total revenues. No other class of similar products accounted for 10 percent or more of total revenues, and no individual vendor provided more than 10 percent of total purchases.

Recently Adopted Accounting Pronouncements

In November 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2021-10, *Government Assistance (Topic 832) – Disclosures by Business Entities about Government Assistance*, which requires annual disclosures for entities receiving governmental assistance to provide more transparency. This ASU is effective for fiscal years beginning after December 15, 2021. The Company adopted this ASU with its first quarter ended November 19, 2022 on a prospective basis. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements:

In September 2022, the FASB issued ASU 2022-04, *Liabilities – Supplier Finance Programs (Subtopic 405-50)*. This ASU requires buyers in a supplier finance program to disclose sufficient qualitative and quantitative information about the program to allow a reader of the financial statements to understand the program's nature, activity during the period, changes from period to period and the program's potential magnitude. This ASU is effective for all companies for fiscal years beginning after December 15, 2022, including interim periods within those years, and requires retrospective adoption. Early adoption is permitted. The Company expects to adopt this standard beginning with its first quarter ending November 18, 2023. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Note B – Share-Based Payments

Overview of Share-Based Payment Plans
The Company has several active and inactive equity incentive plans under which the Company has been authorized to grant share-based awards to key employees and non-employee directors. Awards under these plans have been in the form of restricted stock, restricted stock units, stock options, stock appreciation rights and other awards as defined by the plans. The Company also has an Employee Stock Purchase Plan that allows employees to purchase Company shares at a discount subject to certain limitations. The Company also has an Executive Stock Purchase Plan which permits all eligible executives to purchase AutoZone's common stock using up to twenty-five percent of his or her annual salary and bonus.

Amended and Restated AutoZone, Inc. 2011 Equity Incentive Award Plan
On December 15, 2010, the Company's stockholders approved the 2011 Equity Incentive Award Plan (the "2011 Plan"), allowing the Company to provide equity-based compensation to non-employee directors and employees for their service to AutoZone or its subsidiaries or affiliates. Prior to the Company's adoption of the 2011 Plan, equity-based compensation was provided to employees under the 2006 Stock Option Plan and to non-employee directors under the 2003 Director Compensation Plan (the "2003 Comp Plan").

During fiscal 2016, the Company's stockholders approved the Amended and Restated AutoZone, Inc. 2011 Equity Incentive Award Plan (the "Amended 2011 Equity Plan"). The Amended 2011 Equity Plan imposes a maximum limit on the compensation, measured as the sum of any cash compensation and the aggregate grant date fair value of awards granted under the Amended 2011 Equity Plan, which may be paid to non-employee directors for such service during any calendar year. The Amended 2011 Equity Plan also applies a ten-year term on the Amended 2011 Equity Plan through December 16, 2025 and extends the Company's ability to grant incentive stock options under the Amended 2011 Equity Plan through October 7, 2025.

AutoZone, Inc. 2020 Omnibus Incentive Award Plan
On December 16, 2020, the Company's stockholders approved the AutoZone, Inc. 2020 Omnibus Incentive Award Plan (the "2020 Omnibus Plan"), which serves as the successor to the Amended 2011 Equity Plan. The 2020 Omnibus Plan provides equity-based compensation to our non-employee directors and employees for their service to AutoZone or our subsidiaries or affiliates. Under the 2020 Omnibus Plan, participants may receive equity-based compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, deferred stock, stock payments, performance based awards, cash based awards and other incentive awards structured by the Compensation Committee and the Board within parameters set forth in the 2020 Omnibus Plan.

AutoZone, Inc. Director Compensation Program
Under the Company's Director Compensation Program (the "Program"), non-employee directors will receive their compensation in awards of restricted stock units under the 2020 Omnibus Plan, with an option for a certain portion of a director's compensation to be paid in cash at the non-employee director's election. Under the Program, restricted stock units are granted on January 1 of each year (the "Grant Date"). The number of restricted stock units is determined by dividing the amount of the annual retainer by the fair market value of the shares of common stock as of the Grant Date. The restricted stock units are fully vested on the date of grant and are paid in shares of the Company's common stock on the first or the fifth anniversary of the Grant Date (at the Director's election) or if sooner, the date the non-employee director ceases to be a member of the Board ("Separation from Service"). The cash portion of the award, if elected, is paid ratably over each calendar quarter.

Total share-based compensation expense (a component of Operating, selling, general and administrative expenses) was $93.1 million, $70.6 million and $56.1 million for fiscal 2023, 2022 and 2021, respectively.

General terms and methods of valuation for the Company's share-based awards are as follows:

Stock Options
The Company grants options to purchase common stock to certain of its employees under the 2020 Omnibus Plan at prices equal to the market value of the stock on the date of grant. Options have a term of ten years from grant date. Employee options generally vest in equal annual installments on the first, second, third and fourth anniversaries of the grant date and generally have 90 days after the service relationship ends, or one year after death, to exercise all vested options, unless retirement provisions are met. The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date.

The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The following table presents the weighted average for key assumptions used in determining the fair value of options granted and the related share-based compensation expense:

	Year Ended		
	August 26, 2023	August 27, 2022	August 28, 2021
Expected price volatility	29 %	28 %	28 %
Risk-free interest rate	3.8 %	1.1 %	0.4 %
Weighted average expected lives (in years)	5.5	5.6	5.6
Forfeiture rate	10 %	10 %	10 %
Dividend yield	0 %	0 %	0 %

The following methodologies were applied in developing the assumptions used in determining the fair value of options granted:

Expected price volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of its stock to calculate the volatility assumption as it is management's belief that this is the best indicator of future volatility. The Company calculates daily market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate – This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected lives – This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Options granted have a maximum term of ten years. An increase in the expected life will increase compensation expense.

Forfeiture rate – This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This estimate is based on historical experience at the time of valuation and reduces expense ratably over the vesting period. An increase in the forfeiture rate will decrease compensation expense. This estimate is evaluated periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

Dividend yield – The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

The weighted average grant date fair value per share of options granted was $764.68, $463.45 and $304.31 during fiscal 2023, 2022 and 2021, respectively. The intrinsic value of options exercised was $424.6 million, $282.7 million and $280.1 million in fiscal 2023, 2022 and 2021, respectively. The total fair value of options vested was $47.9 million, $39.3 million and $44.7 million in fiscal 2023, 2022 and 2021, respectively.

The Company generally issues new shares when options are exercised. The following table summarizes information about stock option activity for the year ended August 26, 2023:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding – August 27, 2022	1,139,100	$ 941.28		
Granted	161,510	2,218.35		
Exercised	(242,920)	708.46		
Forfeited/Cancelled	(30,102)	1,504.17		
Outstanding – August 26, 2023	1,027,588	1,180.39	5.97	$ 1,308,493
Exercisable	651,032	862.98	4.71	1,035,417
Expected to vest	359,109	1,719.64	8.13	263,838
Available for future grants	862,178			

As of August 26, 2023, total unrecognized share-based compensation expense related to stock options, net of estimated forfeitures, was approximately $90.1 million, before income taxes, and will be recognized over an estimated weighted average period of 2.9 years.

Restricted Stock Units

Restricted stock unit awards are valued at the market price of a share of the Company's stock on the date of grant and vest ratably on an annual basis over a four-year service period and are payable in shares of common stock on the vesting date. Compensation expense for grants of employee restricted stock units is recognized on a straight-line basis over the four-year service period, less estimated forfeitures, which are consistent with stock option forfeiture assumptions.

As of August 26, 2023, total unrecognized stock-based compensation expense related to nonvested restricted stock unit awards, net of estimated forfeitures, was approximately $8.2 million, before income taxes, which we expect to recognize over an estimated weighted average period of 2.4 years.

Transactions related to restricted stock units for the fiscal year ended August 26, 2023 are as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at August 27, 2022	12,731	$ 1,223.61
Granted	3,584	2,267.41
Vested	(6,643)	1,276.36
Forfeited	(1,539)	1,581.25
Nonvested at August 26, 2023	8,133	$ 1,572.87

Stock Appreciation Rights

At August 26, 2023 and August 27, 2022, the Company had $11.8 million and $10.4 million, respectively of accrued compensation expense. There were 4,822 outstanding units issued under the 2003 Comp Plan and prior plans. As directors retire, this balance will be reduced. No additional shares of stock or units will be issued in future years under the 2003 Comp Plan or prior plans.

Employee Stock Purchase Plan and Executive Stock Purchase Plan
The Company recognized $2.5 million in compensation expense related to the discount on the selling of shares to employees and executives under the various share purchase plans in fiscal 2023, $3.2 million in fiscal 2022 and $2.5 million in fiscal 2021. Under the Employee Plan, 5,183, 6,238 and 8,479 shares were sold to employees in fiscal 2023, 2022 and 2021, respectively. The Company repurchased 4,886 and 7,611 shares in fiscal 2022 and 2021, respectively, all at market value from employees electing to sell their stock. Purchases under the Executive Plan were 689, 709 and 997 shares in fiscal 2023, 2022 and 2021, respectively. Issuances of shares under the Employee Plan are netted against repurchases and such repurchases are not included in share repurchases disclosed in "Note K – Stock Repurchase Program." At August 26, 2023, 122,341 shares of common stock were reserved for future issuance under the Employee Plan, and 232,966 shares of common stock were reserved for future issuance under the Executive Plan.

Note C – Accrued Expenses and Other

Accrued expenses and other consisted of the following:

(in thousands)	August 26, 2023	August 27, 2022
Accrued compensation, related payroll taxes and benefits	$ 343,379	$ 414,892
Property, sales and other taxes	165,731	153,305
Medical and casualty insurance claims (current portion)	127,624	115,201
Finance lease liabilities	86,916	92,877
Accrued gift cards	59,254	52,237
Accrued interest	54,493	50,696
Accrued sales and warranty returns	43,355	35,696
Other	120,089	93,797
	$ 1,000,841	$ 1,008,701

The Company retains a significant portion of the insurance risks associated with workers' compensation, general, product liability, property and vehicle insurance. A portion of these self-insured losses is managed through a wholly owned insurance captive. The Company maintains certain levels for stop-loss coverage for each self-insured plan in order to limit its liability for large claims. The retained limits per claim type are $2.0 million for workers' compensation, $7.5 million for auto liability, $21.5 million for property and $2.0 million for general and product liability.

Note D – Income Taxes

The components of income from continuing operations before income taxes are as follows:

	Year Ended		
(in thousands)	August 26, 2023	August 27, 2022	August 28, 2021
Domestic	$ 2,621,714	$ 2,429,262	$ 2,436,548
International	545,900	649,829	312,642
	$ 3,167,614	$ 3,079,091	$ 2,749,190

The provision for income tax expense consisted of the following:

(in thousands)	Year Ended August 26, 2023	Year Ended August 27, 2022	Year Ended August 28, 2021
Current:			
Federal	$ 423,301	$ 293,022	$ 438,686
State	86,687	48,490	79,271
International	154,907	122,381	95,351
	664,895	463,893	613,308
Deferred:			
Federal	20,266	160,749	(21,366)
State	(21,847)	34,564	(1,707)
International	(24,126)	(9,719)	(11,359)
	(25,707)	185,594	(34,432)
Income tax expense	$ 639,188	$ 649,487	$ 578,876

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate to income before income taxes is as follows:

(in thousands)	Year Ended August 26, 2023	Year Ended August 27, 2022	Year Ended August 28, 2021
Federal tax at statutory U.S. income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net	1.6 %	2.1 %	2.2 %
Share-based compensation	(2.3)%	(1.6)%	(1.7)%
US Tax on Non-U.S. Income (GILTI and Subpart F)	3.3 %	3.1 %	2.8 %
Non-U.S. Permanent Differences	(1.4)%	(1.5)%	(0.4)%
Foreign Tax Credits	(2.3)%	(1.9)%	(1.7)%
Other	0.3 %	(0.1)%	(1.1)%
Effective tax rate	20.2 %	21.1 %	21.1 %

For the year ended August 26, 2023, August 27, 2022, and August 28, 2021, the Company recognized excess tax benefits from stock option exercises of $92.2 million, $63.2 million, and $56.4 million, respectively.

The Company is subject to a tax on global intangible low-taxed income ("GILTI") which is imposed on foreign earnings. The Company has made the election to record this tax as a period cost, thus has not adjusted the deferred tax assets or liabilities of its foreign subsidiaries for this tax.

Significant components of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	August 26, 2023	August 27, 2022
Deferred tax assets:		
Net operating loss and credit carryforwards	$ 45,081	$ 33,924
Accrued benefits	82,318	60,561
Operating lease liabilities	698,728	692,730
Other	90,897	79,850
Total deferred tax assets	917,024	867,065
Valuation allowances	(24,940)	(27,790)
Net deferred tax assets	892,084	839,275
Deferred tax liabilities:		
Property and equipment	(194,686)	(197,482)
Inventory	(451,360)	(448,273)
Operating lease assets	(652,652)	(650,145)
Other	(43,662)	(25,211)
Deferred tax liabilities	(1,342,360)	(1,321,111)
Net deferred tax liabilities	$ (450,276)	$ (481,836)

For the year ended August 26, 2023, the Company asserts indefinite reinvestment for basis differences and accumulated earnings through fiscal 2020 with respect to its foreign subsidiaries. The Company does not assert permanent reinvestment of fiscal 2021 through current year earnings with respect to its Mexican subsidiaries while maintaining its assertion of indefinite reinvestment of fiscal 2021 through current year earnings of other foreign subsidiaries. Where necessary, taxes resulting from foreign distributions of current and accumulated earnings (e.g., withholding taxes) have been considered in the Company's provision for income taxes.

As of August 26, 2023, we have not recorded incremental income taxes for outside basis differences of $383.7 million in our investments in foreign subsidiaries, as these amounts are indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to the outside basis differences in these entities is not practicable.

At August 26, 2023 and August 27, 2022, the Company had net operating loss ("NOL") carryforwards totaling approximately $314.6 million ($37.2 million tax effected) and $241.2 million ($28.9 million tax effected), respectively. Certain NOLs have no expiration date and others will expire, if not utilized, in various years from fiscal 2024 through 2043. At August 26, 2023 and August 27, 2022, the Company had deferred tax assets for income tax credit carryforwards of $7.9 million and $5.0 million, respectively. Income tax credit carryforwards will expire, if not utilized, in various years from fiscal 2024 through 2033.

At August 26, 2023 and August 27, 2022, the Company had a valuation allowance of $24.9 million and $27.8 million, respectively, on deferred tax assets associated with NOL and tax credit carryforwards for which management has determined it is more likely than not that the deferred tax asset will not be realized. Management believes it is more likely than not that the remaining deferred tax assets will be fully realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	August 26, 2023	August 27, 2022
Beginning balance	$ 49,316	$ 39,797
Additions based on tax positions related to the current year	9,416	17,488
Additions for tax positions of prior years	8,012	3,008
Reductions for tax positions of prior years	(5,336)	(6,806)
Reductions due to settlements	(6,800)	(1,539)
Reductions due to statute of limitations	(5,121)	(2,632)
Ending balance	$ 49,487	$ 49,316

Included in the August 26, 2023 and the August 27, 2022 balances are $37.0 million and $32.4 million, respectively, of unrecognized tax benefits that, if recognized, would reduce the Company's effective tax rate. The balances above also include amounts of $8.6 million and $11.5 million for August 26, 2023 and August 27, 2022, respectively, that are accounted for as reductions to deferred tax assets for NOL carryforwards and tax credit carryforwards. It is anticipated that in the event the associated uncertain tax positions are disallowed, the NOL carryforwards and tax credit carryforwards would be utilized to settle the liability.

The Company accrues interest on unrecognized tax benefits as a component of income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense. The Company had $10.1 million and $5.7 million accrued for the payment of interest and penalties associated with unrecognized tax benefits at August 26, 2023 and August 27, 2022, respectively.

The Company files U.S. federal, U.S. state and local, and international income tax returns. With few exceptions, the Company is no longer subject to U.S. federal, U.S. state and local, or Non-U.S. examinations by tax authorities for fiscal year 2019 and prior. The Company is typically engaged in various tax examinations at any given time by U.S. federal, U.S. state and local, and Non-U.S. taxing jurisdictions. As of August 26, 2023, the Company estimates that the amount of unrecognized tax benefits could be reduced by approximately $6.2 million over the next twelve months as a result of tax audit settlements. While the Company believes that it is adequately accrued for possible audit adjustments, the final resolution of these examinations cannot be determined at this time and could result in final settlements that differ from current estimates.

Note E – Fair Value Measurements

The Company defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company uses the fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are set forth below:

Level 1 inputs — unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 inputs — inputs other than quoted market prices included within Level 1 that are observable, either directly or indirectly, for the asset or liability.

Level 3 inputs — unobservable inputs for the asset or liability, which are based on the Company's own assumptions as there is little, if any, observable activity in identical assets or liabilities.

Marketable Debt Securities Measured at Fair Value on a Recurring Basis

The Company's marketable debt securities measured at fair value on a recurring basis were as follows:

(in thousands)	August 26, 2023			
	Level 1	Level 2	Level 3	Fair Value
Other current assets	$ 35,349	$ 4,290	$ —	$ 39,639
Other long-term assets	71,028	10,846	—	81,874
	$ 106,377	$ 15,136	$ —	$ 121,513

(in thousands)	August 27, 2022			
	Level 1	Level 2	Level 3	Fair Value
Other current assets	$ 49,659	$ 109	$ —	$ 49,768
Other long-term assets	57,301	5,476	—	62,777
	$ 106,960	$ 5,585	$ —	$ 112,545

At August 26, 2023, the fair value measurement amounts for assets and liabilities recorded in the accompanying Consolidated Balance Sheet consisted of short-term marketable debt securities of $39.6 million, which are included within Other current assets and long-term marketable debt securities of $81.9 million, which are included within Other long-term assets. The Company's marketable debt securities are typically valued at the closing price in the principal active market as of the last business day of the quarter or through the use of other market inputs relating to the debt securities, including benchmark yields and reported trades.

A discussion on how the Company's cash flow hedges are valued is included in "Note H – Derivative Financial Instruments," while the fair values of the marketable debt securities by asset class are described in "Note F – Marketable Debt Securities."

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

Certain non-financial assets and liabilities are required to be measured at fair value on a non-recurring basis in certain circumstances, including the event of impairment. These non-financial assets and liabilities could include assets and liabilities acquired in an acquisition as well as goodwill, intangible assets and property, plant and equipment that are determined to be impaired. At August 26, 2023, the Company did not have any other significant non-financial assets or liabilities that had been measured at fair value on a non-recurring basis subsequent to initial recognition.

Financial Instruments not Recognized at Fair Value

The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in "Note I – Financing."

Note F – Marketable Debt Securities

The Company's basis for determining the cost of a security sold is the "Specific Identification Model." Unrealized gains (losses) on marketable debt securities are recorded in Accumulated Other Comprehensive Loss. The Company's available-for-sale marketable debt securities consisted of the following:

	August 26, 2023			
(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate debt securities	$ 31,683	$ 17	$ (504)	$ 31,196
Government bonds	63,747	—	(1,440)	62,307
Mortgage-backed securities	3,215	—	(213)	3,002
Asset-backed securities and other	25,242	—	(234)	25,008
	$ 123,887	$ 17	$ (2,391)	$ 121,513

	August 27, 2022			
(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate debt securities	$ 15,293	$ 1	$ (298)	$ 14,996
Government bonds	88,903	—	(1,963)	86,940
Mortgage-backed securities	4,600	—	(243)	4,357
Asset-backed securities and other	6,531	—	(279)	6,252
	$ 115,327	$ 1	$ (2,783)	$ 112,545

The marketable debt securities held at August 26, 2023, had effective maturities ranging from less than one year to approximately three years. At August 26, 2023, the Company held 75 securities that are in an unrealized loss position of approximately $2.4 million. In evaluating whether a credit loss exists for the securities, the Company considers factors such as the severity of the loss position, the credit worthiness of the investee, the term to maturity and the intent and ability to hold the investments until maturity or until recovery of fair value. An allowance for credit losses was deemed unnecessary given consideration of the factors above. The Company did not realize any material gains or losses on its marketable debt securities during fiscal 2023, 2022 or 2021.

Included above in total marketable debt securities are $105.0 million and $91.1 million of marketable debt securities transferred by the Company's insurance captive to a trust account to secure its obligations to an insurance company related to future workers' compensation and casualty losses as of August 26, 2023 and August 27, 2022, respectively.

Note G – Accumulated Other Comprehensive Loss

Accumulated Other Comprehensive Loss includes certain adjustments to foreign currency translation adjustments, certain activity for interest rate swaps and treasury rate locks that qualify as cash flow hedges and unrealized gains (losses) on available-for-sale marketable debt securities. Changes in Accumulated Other Comprehensive Loss consisted of the following:

(in thousands)	Foreign Currency[1]	Net Unrealized Gain (Loss) on Securities	Derivatives	Total
Balance at August 28, 2021	$ (287,638)	$ 589	$ (20,937)	$ (307,986)
Other Comprehensive Income (Loss) before reclassifications	7,448	(2,760)	—	4,688
Amounts reclassified from Accumulated Other Comprehensive Loss[2]	—	—	2,762	2,762
Balance at August 27, 2022	(280,190)	(2,171)	(18,175)	(300,536)
Other Comprehensive Income before reclassifications	103,633	472	3,635	107,740
Amounts reclassified from Accumulated Other Comprehensive Loss[2]	—	(152)	2,112	1,960
Balance at August 26, 2023	$ (176,557)	$ (1,851)	$ (12,428)	$ (190,836)

(1) Foreign currency is shown net of U.S. tax to account for foreign currency impacts of certain undistributed non-U.S. subsidiaries earnings. Other foreign currency is not shown net of additional U.S. tax as other basis differences of non-U.S. subsidiaries are intended to be permanently reinvested

(2) Amounts shown are net of taxes/tax benefits.

Note H – Derivative Financial Instruments

The Company periodically uses derivatives to hedge exposures to interest rates. The Company does not hold or issue financial instruments for trading purposes. For transactions that meet the hedge accounting criteria, the Company formally designates and documents the instrument as a hedge at inception and quarterly thereafter assesses the hedges to ensure they are effective in offsetting changes in the cash flows of the underlying exposures. Derivatives are recorded in the Company's Consolidated Balance Sheet at fair value, determined using available market information or other appropriate valuation methodologies. In accordance with ASC Topic 815, *Derivatives and Hedging*, to the extent our derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are included in Accumulated Other Comprehensive Loss, net of tax.

At August 26, 2023, the Company had $16.3 million (excluding the impact of deferred taxes) recorded in Accumulated Other Comprehensive Loss related to net realized losses associated with terminated interest rate swap and treasury rate lock derivatives which were designated as hedging instruments. Net losses are amortized into Interest expense over the remaining life of the associated debt. During fiscal 2023, the Company reclassified $2.8 million of net losses from Accumulated Other Comprehensive Loss to Interest expense. During fiscal 2022, the Company reclassified $3.6 million of net losses from Accumulated Other Comprehensive Loss to Interest expense. The Company expects to reclassify $2.3 million of net losses from Accumulated Other Comprehensive Loss to Interest expense over the next 12 months.

Note I – Financing

The Company's debt consisted of the following:

(in thousands)	August 26, 2023	August 27, 2022
2.875% Senior Notes due January 2023, effective interest rate 3.21%	$ —	$ 300,000
3.125% Senior Notes due July 2023, effective interest rate 3.26%	—	500,000
3.125% Senior Notes due April 2024, effective interest rate 3.32%	300,000	300,000
3.250% Senior Notes due April 2025, effective interest rate 3.36%	400,000	400,000
3.625% Senior Notes due April 2025, effective interest rate 3.78%	500,000	500,000
3.125% Senior Notes due April 2026, effective interest rate 3.28%	400,000	400,000
5.050% Senior Notes due July 2026, effective interest rate 5.09%	450,000	—
3.750% Senior Notes due June 2027, effective interest rate 3.83%	600,000	600,000
4.500% Senior Notes due February 2028, effective interest rate 4.43%	450,000	—
3.750% Senior Notes due April 2029, effective interest rate 3.86%	450,000	450,000
4.000% Senior Notes due April 2030, effective interest rate 4.09%	750,000	750,000
1.650% Senior Notes due January 2031, effective interest rate 2.19%	600,000	600,000
4.750% Senior Notes due August 2032, effective interest rate 4.76%	750,000	750,000
4.750% Senior Notes due February 2033, effective interest rate 4.70%	550,000	—
5.200% Senior Notes due August 2033, effective interest rate 5.22%	300,000	—
Commercial paper, weighted average interest rate 5.43% and 2.43% at August 26, 2023 and August 27, 2022, respectively	1,209,600	603,400
Total debt before discounts and debt issuance costs	7,709,600	6,153,400
Less: Discounts and debt issuance costs	41,051	31,308
Long-term Debt	$ 7,668,549	$ 6,122,092

On November 15, 2021, the Company amended and restated its existing revolving credit facility (the "Revolving Credit Agreement") pursuant to which the Company's borrowing capacity was increased from $2.0 billion to $2.25 billion and the maximum borrowing under the Revolving Credit Agreement may, at the Company's option, subject to lenders approval, be increased from $2.25 billion to $3.25 billion. On November 15, 2022, the Company amended the Revolving Credit Agreement, extending the termination date by one year. As amended, the Revolving Credit Agreement will terminate, and all amounts borrowed will be due and payable, on November 15, 2027, but the Company may make one additional request to extend the termination date for an additional period of one year. Revolving borrowings under the Revolving Credit Agreement may be base rate loans, SOFR loans, or a combination of both, at AutoZone's election. The Revolving Credit Agreement includes (i) a $75 million sublimit for swingline loans, (ii) a $50 million individual issuer letter of credit sublimit and (iii) a $250 million aggregate sublimit for all letters of credit.

Under the Company's Revolving Credit Agreement, covenants include restrictions on liens, a maximum debt to earnings ratio, a minimum fixed charge coverage ratio and a change of control provision that may require acceleration of the repayment obligations under certain circumstances.

As of August 26, 2023, the Company had no outstanding borrowings and $1.8 million of outstanding letters of credit under the Revolving Credit Agreement.

The Revolving Credit Agreement requires that the Company's consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.5:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. The Company's consolidated interest coverage ratio as of August 26, 2023 was 6.3:1.

As of August 26, 2023, the $1.2 billion of commercial paper borrowings and the $300 million 3.125% Senior Notes due April 2024 were classified as long-term in the accompanying Consolidated Balance Sheets as the Company currently has the ability and intent to refinance them on a long-term basis through available capacity in its Revolving Credit Agreement. As of August 26, 2023, the Company had $2.2 billion of availability under its Revolving Credit

Agreement, without giving effect to commercial paper borrowings, which would allow the Company to replace these short-term obligations with a long-term financing facility.

On July 17, 2023, the Company repaid its outstanding $500 million 3.125% Senior Notes due July 2023, which were callable at par in April 2023.

On January 17, 2023, the Company repaid its outstanding $300 million 2.875% Senior Notes due January 2023, which were callable at par in October 2022.

On January 18, 2022, the Company repaid the $500 million 3.700% Senior Notes due April 2022, which were callable at par in January 2022.

On March 15, 2021, the Company repaid the $250 million 2.500% Senior Notes due April 2021, which were callable at par in March 2021.

On July 21, 2023, the Company issued $450 million in 5.050% Senior Notes due July 2026 and $300 million 5.200% Senior Notes due August 2033 under the automatic shelf registration statement on Form S-3, filed with the SEC on July 19, 2022 (File No. 333-266209) (the "2022 Shelf Registration Statement"). The 2022 Shelf Registration Statement allows us to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store or distribution center openings, stock repurchases and acquisitions. Proceeds from the debt issuance were used for general corporate purposes.

On January 27, 2023, the Company issued $450 million in 4.500% Senior Notes due February 2028 and $550 million in 4.750% Senior Notes due February 2033 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used to repay a portion of the Company's outstanding commercial paper borrowings and for other general corporate purposes.

On August 1, 2022, the Company issued $750 million in 4.750% Senior Notes due August 2032 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used to repay a portion of the outstanding commercial paper borrowings and for other general corporate purposes.

The Senior Notes contain a provision that repayment of the Senior Notes may be accelerated if the Company experiences a change in control (as defined in the agreements). The Company's borrowings under its senior notes contain minimal covenants, primarily restrictions on liens. All of the repayment obligations under its borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs. Interest for Senior Notes is paid on a semi-annual basis.

The Company also maintains a letter of credit facility that allows it to request the participating bank to issue letters of credit on its behalf up to an aggregate amount of $25 million. The letter of credit facility is in addition to the letters of credit that may be issued under the Revolving Credit Agreement and expired in June 2022. On May 16, 2022, the Company amended and restated the letter of credit facility to, among other things, extend the facility through June 2025. As of August 26, 2023, the Company had $25 million in letters of credit outstanding under the letter of credit facility.

In addition to the outstanding letters of credit issued under the committed facility discussed above, the Company had $107.2 million in letters of credit outstanding as of August 26, 2023. These letters of credit have various maturity dates and were issued on an uncommitted basis. As of August 26, 2023, the Company was in compliance with all covenants related to its borrowing arrangements.

The fair value of the Company's debt was estimated at $7.3 billion as of August 26, 2023, and $5.9 billion as of August 27, 2022, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same terms (Level 2). Such fair value is less than the carrying value of debt by $406.6 million and $182.8 million at August 26, 2023 and August 27, 2022, respectively. This amount reflects face amount, adjusted for any unamortized debt issuance costs and discounts.

All of the Company's debt is unsecured. Scheduled maturities of debt are as follows:

(in thousands)	Scheduled Maturities
2024	$ 1,509,600
2025	900,000
2026	850,000
2027	600,000
2028	450,000
Thereafter	3,400,000
Subtotal	7,709,600
Discount and debt issuance costs	41,051
Total Debt	$ 7,668,549

Note J – Interest Expense

Net interest expense consisted of the following:

	Year Ended		
(in thousands)	August 26, 2023	August 27, 2022	August 28, 2021
Interest expense	$ 320,121	$ 198,883	$ 202,326
Interest income	(12,054)	(6,048)	(5,417)
Capitalized interest	(1,695)	(1,197)	(1,572)
	$ 306,372	$ 191,638	$ 195,337

Note K – Stock Repurchase Program

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The Board voted to increase the repurchase authorization by $1.5 billion on October 5, 2021, $1.5 billion on December 15, 2021, $2.0 billion on March 22, 2022, $2.5 billion on October 4, 2022 and $2.0 billion on June 14, 2023 bringing the total authorization to $35.7 billion. The Company has $1.8 billion remaining under the Board's authorization to repurchase its common stock.

The Company's share repurchase activity consisted of the following:

	Year Ended		
(in thousands)	August 26, 2023	August 27, 2022	August 28, 2021
Amount[1]	$ 3,723,289	$ 4,359,991	$ 3,378,321
Shares	1,524	2,220	2,592

(1) Inclusive of excise tax of $23.7 million for the year ended August 26, 2023. The excise tax is assessed at one percent of the fair market value of net stock repurchases after December 31, 2022.

During fiscal year 2023, the Company retired 2.1 million shares of treasury stock which had previously been repurchased under the Company's share repurchase program. The retirement increased Retained deficit by $4.2 billion and decreased Additional paid-in capital by $143.4 million. During the comparable prior year period, the Company retired 2.5 million shares of treasury stock, which increased Retained deficit by $3.3 billion and decreased Additional paid-in capital by $293.0 million.

Subsequent to August 26, 2023 and through October 16, 2023, the Company has repurchased 200,303 shares of common stock at an aggregate cost of $512.4 million. Considering the cumulative repurchases through October 16, 2023, the Company has $1.3 billion remaining under the Board's authorization to repurchase its common stock.

Note L – 401(k) Savings Plan

The Company has a 401(k) plan that covers all domestic employees who meet the plan's participation requirements. The plan features include Company matching contributions, immediate 100% vesting of Company contributions and a savings option up to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $37.3 million in fiscal 2023, $37.9 million in fiscal 2022 and $34.1 million in fiscal 2021.

Note M – Leases

Lease-related assets and liabilities recorded on the Consolidated Balance Sheets are as follows:

(in thousands)	Classification	August 26, 2023	August 27, 2022
Assets:			
Operating	Operating lease right-of-use assets	$ 2,998,097	$ 2,918,817
Finance	Property and equipment	419,247	404,442
Total lease assets		$ 3,417,344	$ 3,323,259
Liabilities:			
Current:			
Operating	Current portion of operating lease liabilities	$ 257,256	$ 243,407
Finance	Accrued expenses and other	86,916	92,877
Noncurrent:			
Operating	Operating lease liabilities, less current portion	2,917,046	2,837,973
Finance	Other long-term liabilities	200,702	217,428
Total lease liabilities		$ 3,461,920	$ 3,391,685

Accumulated amortization related to finance lease assets was $132.5 million as of August 26, 2023 and $97.2 million as of August 27, 2022.

Lease costs for finance and operating leases for the 52 weeks ended August 26, 2023 and August 27, 2022 are as follows:

		For the year ended	
(in thousands)	Statement of Income Location	August 26, 2023	August 27, 2022
Finance lease cost:			
Amortization of lease assets	Depreciation and amortization	$ 71,913	$ 65,212
Interest on lease liabilities	Interest expense, net	14,608	4,351
Operating lease cost[(1)]	Selling, general and administrative expenses	437,762	401,000
Total lease cost		$ 524,283	$ 470,563

(1) Includes short-term leases, variable lease costs and sublease income, which are immaterial.

The future rental payments, inclusive of renewal options that have been included in defining the expected lease term, of our operating and finance lease obligations as of August 26, 2023 having initial or remaining lease terms in excess of one year are as follows:

(in thousands)	Finance Leases	Operating Leases	Total
2024	$ 88,284	$ 372,849	$ 461,133
2025	81,535	402,798	484,333
2026	61,571	378,865	440,436
2027	34,159	354,370	388,529
2028	10,409	327,795	338,204
Thereafter	43,228	2,260,833	2,304,061
Total lease payments	319,186	4,097,510	4,416,696
Less: Interest	(31,568)	(923,208)	(954,776)
Present value of lease liabilities	$ 287,618	$ 3,174,302	$ 3,461,920

The following table summarizes the Company's lease term and discount rate assumptions:

	August 26, 2023
Weighted-average remaining lease term in years, inclusive of renewal options that are reasonably certain to be exercised:	
Finance leases – real estate	23
Finance leases – vehicles	3
Operating leases	13
Weighted-average discount rate:	
Finance leases – real estate	3.85 %
Finance leases – vehicles	2.44 %
Operating leases	3.90 %

Cash paid for amounts included in the measurement of operating lease liabilities of $335.2 million and $316.0 million was reflected in cash flows from operating activities in the consolidated statement of cash flows for fiscal years 2023 and 2022, respectively.

As of August 26, 2023, the Company has entered into additional leases which have not yet commenced and are therefore not part of the right-of-use asset and liability. These leases have undiscounted future payments of approximately $56.9 million for real estate and will commence when the Company obtains possession of the underlying leased asset. Commencement dates are expected to be from fiscal 2024 to fiscal 2025.

Note N – Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $198.9 million at August 26, 2023.

The Company had $134.0 million in outstanding standby letters of credit and $43.1 million in surety bonds as of August 26, 2023, which all have expiration periods of less than one year. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in the Consolidated Balance Sheets. The standby letters of credit and surety bonds arrangements have automatic renewal clauses.

The Company has entered into agreements to make capital contributions to certain tax credit equity investments upon the completion of project milestones. As of August 26, 2023, the Company had commitments to make certain additional capital contributions to one of its tax credit funds totaling $9.3 million in fiscal 2024.

Note O – Litigation

The Company is involved in various legal proceedings incidental to the conduct of its business, including, but not limited to, claims and allegations related to wage and hour violations, unlawful termination, employment practices, product liability, privacy and cybersecurity, environmental matters, intellectual property rights or regulatory compliance. The Company does not currently believe that, either individually or in the aggregate, these matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

Note P – Segment Reporting

The Company's primary operating segments (Domestic Auto Parts, Mexico and Brazil) are aggregated as one reportable segment: Auto Parts Stores. The criteria the Company used to identify the reportable segment are primarily the nature of the products the Company sells and the operating results that are regularly reviewed by the Company's chief operating decision maker to make decisions about the resources to be allocated to the business units and to assess performance. The accounting policies of the Company's reportable segment are the same as those described in "Note A – Significant Accounting Policies."

The Auto Parts Stores segment is the leading retailer and distributor of automotive parts and accessories through the Company's 7,140 stores in the U.S., Mexico and Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products.

The Other category reflects business activities of two operating segments that are not separately reportable due to the materiality of these operating segments. The operating segments include ALLDATA, which produces, sells and maintains diagnostic, repair, collision and shop management software used in the automotive repair industry and E-commerce, which includes direct sales to customers through www.autozone.com for sales that are not fulfilled by local stores.

The Company evaluates its reportable segment primarily on the basis of net sales and segment profit, which is defined as gross profit. The following table shows segment results for the following fiscal years:

	Year Ended		
(in thousands)	August 26, 2023	August 27, 2022	August 28, 2021
Net Sales			
Auto Parts Stores	$ 17,145,137	$ 15,963,196	$ 14,381,712
Other	312,072	289,034	247,873
Total	$ 17,457,209	$ 16,252,230	$ 14,629,585
Segment Profit			
Auto Parts Stores	$ 8,885,403	$ 8,301,234	$ 7,556,889
Other	185,019	171,416	160,896
Gross profit	9,070,422	8,472,650	7,717,785
Operating, selling, general and administrative expenses	(5,596,436)	(5,201,921)	(4,773,258)
Interest expense, net	(306,372)	(191,638)	(195,337)
Income before income taxes	$ 3,167,614	$ 3,079,091	$ 2,749,190
Segment Assets:			
Auto Parts Stores	$ 15,664,891	$ 15,060,704	$ 14,398,581
Other	320,987	214,339	117,618
Total	$ 15,985,878	$ 15,275,043	$ 14,516,199
Capital Expenditures:			
Auto Parts Stores	$ 775,601	$ 650,495	$ 602,329
Other	21,056	21,896	19,438
Total	$ 796,657	$ 672,391	$ 621,767
Auto Parts Stores Sales by Product Grouping:			
Failure	$ 8,407,690	$ 7,801,155	$ 7,048,700
Maintenance items	6,223,620	5,670,278	4,888,763
Discretionary	2,513,827	2,491,763	2,444,249
Auto Parts Stores net sales	$ 17,145,137	$ 15,963,196	$ 14,381,712

The following table presents the Company's net sales disaggregated by geographical area:

	Year Ended		
	August 26, 2023	August 27, 2022	August 28, 2021
United States	89 %	92 %	93 %
Mexico	10 %	8 %	7 %
Brazil and all other	1 %	— %	— %
Total	100 %	100 %	100 %

The Company's long-lived assets, consisting primarily of property and equipment, net and operating lease right-of-use assets, within the United States were 88%, 91% and 92% in fiscal years 2023, 2022 and 2021, respectively. No individual country outside of the United States had long-lived assets that were material to the consolidated totals.

Note Q – Subsequent Events

Subsequent to year end, the Company initiated the process of issuing Senior Notes under the 2022 Shelf Registration Statement. Proceeds from the debt issuance are projected to be received at the end of October 2023 and will be used for general corporate purposes.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of August 26, 2023, an evaluation was performed under the supervision and with the participation of AutoZone's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as amended. Based on that evaluation, our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of August 26, 2023.

Internal Control Over Financial Reporting

A report of AutoZone's management on our internal control over financial reporting (as such term defined in Rule 13a-15(f) under the Exchange Act) and a report of Ernst & Young, LLP, an independent registered public accounting firm, on the effectiveness of AutoZone's internal control over financial reporting are included in Part I, Item 8 of this document and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended August 26, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

Our internal control over financial reporting as of August 26, 2023 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, which also audited our Consolidated Financial Statements for the year ended August 26, 2023, as stated in their report included herein, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of August 26, 2023.

Item 9B. Other Information

None. Without limiting the generality of the foregoing, during the quarterly period ended August 26, 2023, no officer or director of the Company adopted or terminated any "Rule 10b5-1 trading agreement" or any "non-Rule 10b5-1 trading arrangement," as each item is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth in Part I, Item 1 of this document in the section entitled “Information about our Executive Officers,” is incorporated herein by reference in response to this item. Additionally, the information contained in AutoZone, Inc.’s Proxy Statement dated October 30, 2023, in the sections entitled “Corporate Governance Matters,” “Proposal 1 – Election of Directors” and “Delinquent Section 16(a) Reports,” is incorporated herein by reference in response to this item.

The Company has adopted a Code of Ethical Conduct for Financial Executives that applies to its chief executive officer, chief financial officer, chief accounting officer and other financial executives. The Company has made the Code of Ethical Conduct available at www.autozone.com, which can be accessed by clicking “Investor Relations” located at the bottom of the page.

Item 11. Executive Compensation

The information contained in AutoZone, Inc.’s Proxy Statement dated October 30, 2023, in the section entitled “Executive Compensation,” is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in AutoZone, Inc.’s Proxy Statement dated October 30, 2023, in the sections entitled “Security Ownership of Management and Board of Directors,” “Security Ownership of Certain Beneficial Owners” and “Equity Compensation Plans” is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained in AutoZone, Inc’s Proxy Statement dated October 30, 2023, in the sections entitled “Related Party Transactions” and “Corporate Governance Matters – Independence” is incorporated herein by reference in response to this item.

Item 14. Principal Accounting Fees and Services

The information contained in AutoZone, Inc.’s Proxy Statement dated October 30, 2023, in the section entitled “Proposal 2 – Ratification of Independent Registered Public Accounting Firm,” is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following information required under this item is filed as part of this report.

(a) Financial Statements

The following financial statements, related notes and reports of independent registered public accounting firm are filed with this Annual Report on Form 10-K in Part II, Item 8:

Reports of Independent Registered Public Accounting Firm
Consolidated Statements of Income for the fiscal years ended August 26, 2023, August 27, 2022 and August 28, 2021
Consolidated Statements of Comprehensive Income for the fiscal years ended August 26, 2023, August 27, 2022 and August 28, 2021
Consolidated Balance Sheets as of August 26, 2023 and August 27, 2022
Consolidated Statements of Cash Flows for the fiscal years ended August 26, 2023, August 27, 2022 and August 28, 2021
Consolidated Statements of Stockholders' Deficit for the fiscal years ended August 26, 2023, August 27, 2022 and August 28, 2021
Notes to Consolidated Financial Statements

(b) Exhibits

The following exhibits are being filed herewith:

3.1 Restated Articles of Incorporation of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended February 13, 1999.

3.2 Eighth Amended and Restated By-Laws of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K dated March 23, 2023.

4.1 Indenture dated as of August 8, 2003, between AutoZone, Inc. and Bank One Trust Company, N.A. Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 (No. 333-107828) filed August 11, 2003.

4.2 Agreement of Resignation, Appointment and Acceptance by and among AutoZone, Inc., The Bank of New York Mellon Trust Company, N.A., as prior Trustee, and Regions Bank, as successor Trustee, dated January 29, 2019. Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-3 (No. 333-230719), filed April 4, 2019).

4.3 Officers' Certificate dated April 29, 2015, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 3.250% Senior Notes due 2025. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated April 29, 2015.

4.4 Form of 3.250% Senior Notes due 2025. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K dated April 29, 2015.

4.5 Officers' Certificate dated April 21, 2016, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 3.125% Senior Notes due 2026. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated April 21, 2016.

4.6 Form 3.125% Senior Notes due 2026. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K dated April 21, 2016.

4.7 Officers' Certificate dated April 18, 2017, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 3.750% Senior Notes due 2027. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated April 18, 2017.

4.8 Form of 3.750% Senior Notes due 2027. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated April 18, 2017.

4.9 Officers' Certificate dated April 18, 2019, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 3.125% Senior Notes due 2024. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated April 18, 2019.

4.10 Officers' Certificate dated April 18, 2019, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 3.750% Senior Notes due 2029. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated April 18, 2019.

4.11 Form of 3.125% Senior Notes due 2024. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K dated April 18, 2019.

4.12 Form of 3.750% Senior Notes due 2029. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K dated April 18, 2019.

4.13 Officers' Certificate dated March 30, 2020, pursuant to Section 3.2 of the Indenture, dated August 8, 2003, setting forth the terms of the 3.625% Senior Notes due 2025. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated March 30, 2020.

4.14 Officers' Certificate dated March 30, 2020, pursuant to Section 3.2 of the Indenture, dated August 8, 2003, setting forth the terms of the 4.000% Senior Notes due 2030. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated March 30, 2020.

4.15 Form of 3.625% Senior Notes due 2025. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K dated March 30, 2020.

4.16 Form of 4.000% Senior Notes due 2030. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K dated March 30, 2020.

4.17 Form of 4.000% Senior Notes due 2030. Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K dated March 30, 2020.

4.18 Form of 1.650% Senior Notes due 2031. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated August 14, 2020.

4.19 Form of 1.650% Senior Notes due 2031. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K dated August 14, 2020.

4.20 Officers' Certificate dated August 14, 2020, pursuant to Section 3.2 of the Indenture, dated August 8, 2003, setting forth the terms of the 1.650% Senior Notes due 2031. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated August 14, 2020.

4.21 Officers' Certificate dated August 1, 2022, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 4.750% Senior Notes due 2032. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated August 1, 2022.

4.22 Form of 4.750% Senior Notes due 2032. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated August 1, 2022.

4.23 Officers' Certificate dated January 27, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 4.500% Senior Notes due 2028. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated January 27, 2023.

4.24 Officers' Certificate dated January 27, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 4.750% Senior Notes due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated January 27, 2023.

4.25 Form of 4.500% Senior Notes due 2028. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated January 27, 2023.

4.26 Form of 4.750% Senior Notes due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated January 27, 2023.

4.27 Officers' Certificate dated July 21, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 5.050% Senior Notes due 2026. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated July 21, 2023.

4.28 Officers' Certificate dated July 21, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 5.200% Senior Notes due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated July 21, 2023.

4.29 Form of 5.050% Note due 2026. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated July 21, 2023.

4.30 Form of 5.200% Note due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated July 21, 2023.

4.31 Description of Securities of AutoZone, Inc. Incorporated by reference to Exhibit 4.24 to the Annual Report on Form 10-K dated October 28, 2019.

*10.1 Second Amended and Restated 1998 Director Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2000.

*10.2 AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Appendix D to the definitive proxy statement dated November 1, 2002, for the Annual Meeting of Stockholders held December 12, 2002.

*10.3 Amended and Restated AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K dated January 4, 2008.

*10.4 Form of non-compete and non-solicitation agreement for Section 16 executive officers and by AutoZone, Inc. Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2022.

*10.5	Agreement dated February 14, 2008, between AutoZone, Inc. and William C. Rhodes, III. Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K dated February 15, 2008.
*10.6	AutoZone, Inc. 2011 Equity Incentive Award Plan. Incorporated by reference to Exhibit A to the definitive proxy statement dated October 25, 2010, for the Annual Meeting of Stockholders held December 15, 2010.
*10.7	Form of Letter Agreement dated as of December 14, 2010, amending certain Stock Option Agreements of executive officers. Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q dated December 16, 2010.
*10.8	Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q dated March 17, 2011.
*10.9	Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan for officers effective September 27, 2011. Incorporated by reference to Exhibit 10.37 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2011.
*10.10	AutoZone, Inc. Enhanced Severance Pay Plan. Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2022.
*10.11	Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan for certain executive officers effective September 27, 2011. Incorporated by reference to Exhibit 10.38 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2011.
*10.12	Offer letter dated August 5, 2020, to Jamere Jackson. Incorporated by reference to Exhibit 10.1 on Form 8-K dated September 14, 2020.
*10.13	Amended and Restated AutoZone, Inc. Executive Deferred Compensation Plan dated June 13, 2023.
*10.14	AutoZone, Inc. Director Compensation Program effective January 1, 2022. Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2022.
*10.15	Amended and Restated AutoZone, Inc. 2011 Equity Incentive Award Plan dated December 16, 2015. Incorporated by reference to Exhibit A to the definitive proxy statement dated October 26, 2015, for the Annual Meeting of Stockholders held December 16, 2015.
*10.16	AutoZone, Inc. Sixth Amended and Restated Executive Stock Purchase Plan. Incorporated by reference to Exhibit A to the definitive proxy statement dated October 24, 2016, for the Annual Meeting of Stockholders held December 14, 2016.
*10.17	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2011 Equity Incentive Award Plan for officers effective September 27, 2011. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q dated December 17, 2018.
*10.18	AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated December 17, 2020.

*10.19 Form of Grant Notice and Award Agreement for Stock Options granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated December 17, 2020.

*10.20 Form of Grant Notice and Award Agreement for Restricted Stock Units granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K dated December 17, 2020.

*10.21 Form of Grant Notice and Award Agreement for Restricted Stock Units granted to Directors under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K dated December 17, 2020.

10.22 Fourth Amended and Restated Credit Agreement dated as of November 15, 2021, among AutoZone, Inc. as Borrower, the lenders party thereto and Bank of America, N.A. as Administrative Agent, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated November 16, 2021.

10.23 First Amendment to Credit Agreement, dated as of November 15, 2022, among AutoZone, Inc. as borrower, the lenders party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended November 19, 2022.

*10.24 Amendment No. 1 to the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K for the fiscal year ended August 28, 2021.

*10.25 Form of Grant Notice and Award Agreement for Stock Options granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2022.

*10.26 Form of Grant Notice and Award Agreement for Restricted Stock Units granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2022.

21.1 Subsidiaries of the Registrant.

23.1 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*97	AutoZone, Inc. Clawback Policy.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Document
101.LAB	Inline XBRL Taxonomy Extension Labels Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Document
101.DEF	Inline XBRL Taxonomy Extension Definition Document
104	Cover Page Inline XBRL File

* Management contract or compensatory plan or arrangement.

c) Financial Statement Schedules

Schedules are omitted because the information is not required or because the information required is included in the financial statements or notes thereto.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOZONE, INC.

By:/s/ WILLIAM C. RHODES, III

William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Dated: October 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ WILLIAM C. RHODES, III William C. Rhodes, III	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 24, 2023
/s/ JAMERE JACKSON Jamere Jackson	Chief Financial Officer (Principal Financial Officer)	October 24, 2023
/s/ J. SCOTT MURPHY J. Scott Murphy	Vice President and Controller (Principal Accounting Officer)	October 24, 2023
/s/ MICHAEL A. GEORGE Michael A. GEORGE	Director	October 24, 2023
/s/ LINDA A. GOODSPEED Linda A. Goodspeed	Director	October 24, 2023
/s/ EARL G. GRAVES, JR. Earl, G. Graves, Jr.	Director	October 24, 2023
/s/ ENDERSON GUIMARAES Enderson Guimaraes	Director	October 24, 2023
/s/ BRIAN HANNASCH Brian Hannasch	Director	October 24, 2023
/s/ D. BRYAN JORDAN D. Bryan Jordan	Director	October 24, 2023
/s/ GALE V. KING Gale V. King	Director	October 24, 2023
/s/ GEORGE R. MRKONIC, JR. George R. Mrkonic, Jr.	Director	October 24, 2023
/s/ JILL A. SOLTAU Jill A. Soltau	Director	October 24, 2023

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
ALLDATA LLC	Nevada
AutoZone de México, S. de R.L. de C.V.	Mexico
AutoZone Development LLC	Nevada
AutoZone International Holdings, Inc.	Nevada
AutoZone IP LLC	Nevada
AutoZone Latin America Holdings LLC	Nevada
AutoZone Northeast LLC	Nevada
AutoZone Parts, Inc.	Nevada
AutoZone Southeast, L.P.	Nevada
AutoZone Stores LLC	Nevada
AutoZone Texas LLC	Nevada
AutoZone West LLC	Nevada
AutoZoners, LLC	Nevada
Riverside Captive Insurance Company	Arizona

In addition, 34 subsidiaries organized in the United States and 26 subsidiaries organized outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

Registration Statement (Form S-8 No. 333-139559) pertaining to the AutoZone, Inc. 2006 Stock Option Plan

Registration Statement (Form S-8 No. 333-103665) pertaining to the AutoZone, Inc. 2003 Director Compensation Award Plan

Registration Statement (Form S-8 No. 333-42797) pertaining to the AutoZone, Inc. Amended and Restated Employee Stock Purchase Plan

Registration Statement (Form S-8 No. 333-88241) pertaining to the AutoZone, Inc. Amended and Restated Director Compensation Plan

Registration Statement (Form S-8 No. 333-75140) pertaining to the AutoZone, Inc. Executive Stock Purchase Plan

Registration Statement (Form S-3ASR No. 333-230719) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-8 No. 333-251506) pertaining to the AutoZone, Inc. 2020 Omnibus Incentive Award Plan

Registration Statement (Form S-8 No. 333-171186) pertaining to the AutoZone, Inc. 2011 Equity Incentive Award Plan

Registration Statement (Form S-3 ASR No. 333-180768) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-3 ASR No. 333-203439) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-3 ASR No. 333-266209) pertaining to a shelf registration to sell debt securities;

of our reports dated October 24, 2023, with respect to the consolidated financial statements of AutoZone, Inc. and the effectiveness of internal control over financial reporting of AutoZone, Inc., included in this Annual Report (Form 10-K) of AutoZone, Inc. for the year ended August 26, 2023.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 24, 2023

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William C. Rhodes, III, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. (“registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

October 24, 2023

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jamere Jackson, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 24, 2023

/s/ JAMERE JACKSON
Jamere Jackson
Chief Financial Officer
(Principal Financial Officer)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the “Company”) on Form 10-K for the fiscal year ended August 26, 2023 as filed with the SEC on the date hereof (the “Report”), I, William C. Rhodes, III, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 24, 2023

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 26, 2023, as filed with the SEC on the date hereof (the "Report"), I, Jamere Jackson, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 24, 2023

/s/ JAMERE JACKSON
Jamere Jackson
Chief Financial Officer
(Principal Financial Officer)

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10-K

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10-K

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Duralast
GOLD®
PROVEN TOUGH®

AutoZone®

Corporate Information

AutoZone's CEO Team

Our CEO Team, made up of all AutoZone's Officers, works tirelessly to support and continue to enhance the AutoZone that exists today. We lead as a team and we win as a team. Through their support and guidance, but most importantly through the commitment and passion of 119,000 AutoZoners, the Company is well positioned for future growth and prosperity.

Officers
Customer Satisfaction

William C. Rhodes, III†
Chairman, President and CEO

Philip B. Daniele III†
CEO-Elect

Jamere Jackson†
Chief Financial Officer

Thomas B. Newbern†
Chief Operating Officer

William R. Hackney†
Executive Vice President, Merchandising Marketing and Supply Chain

Senior Vice Presidents
Customer Satisfaction

Jennifer M. Bedsole†
General Counsel and Secretary

K. Michelle Borninkhof†
Chief Information Officer

Preston B. Frazer†
Finance, Store Development and Strategy

Eric S. Gould†
Supply Chain

Domingo J. Hurtado†
International

Dennis W. LeRiche†
Store Operations

Grant E. McGee†
Commercial

Charlie Pleas, III†
Accounting and Finance

Albert Saltiel†
Marketing and E-Commerce

Richard C. Smith†
Human Resources

Vice Presidents
Customer Satisfaction

Curtis L. Allen
Stores

Jarvis D. Allen
Stores

Jennie E. Anderson
Loss Prevention

Doug E. Baldwin
Chief Information Security Officer

Jerry D. Barton
Financial Planning and Analysis

Edward Beltran
Stores

Charles D. Blank
Commercial

Mauricio Braz
Presidente AutoZone do Brasil

Michael B. Campanaro
Information Technology

Brian L. Campbell
Tax, Treasury and Investor Relations

Bailey L. Childress
Merchandise Pricing and Analysis

J. Christopher Coletta
Tax

Anthony J. Dudek
Information Technology

Robert A. Durkin
Distribution

Joseph Espinosa
Stores

Duane M. Findley
Merchandising

Priya A. Galante
Assistant General Counsel and Assistant Secretary

Timothy J. Goddard
Store Development

Omar Gomez
Stores

Jilynna J. Greene
Field Human Resources

Andrew H. Harbin
Distribution

Matthew C. Harmon
Benefits, Compensation and HR Systems

Troy L. Hitchcock
Merchandising

Anna E. Hook
Replenishment

Joshua W. Hughes
Stores

Joyce L. Johns
Internal Audit

Manoj Koratty
Chief Technology Officer

Maria M. Leggett
Assistant General Counsel and Assistant Secretary

Lindsay W. Lehman
Marketing

S. Jamey Maki
E-Commerce

Satwinder S. Mangat
President ALLDATA

M. Denise McCullough
Transportation

David E. McKinney
Human Resources and Public Affairs

Jason M. McNeil
Global Sourcing

J. Brett Mullis
Stores

J. Scott Murphy†
Controller

Ashley T. Prieto
Merchandising

Anthony D. Rose, Jr.
Visual Merchandising and Content

Nakul Sarraf
Information Technology

Joe L. Sellers, Jr.
Commercial

Brett L. Shanaman
Store Operations

Grace O. Sharpley
Strategy

Michael P. Shipman
Information Technology

Steven M. Stoll
Merchandising

John M. Tippitt
Information Technology

Patrick D.B. Webb
Presidente AutoZone de Mexico



† Required to file under Section 16 of the Securities and Exchange Act of 1934.



Board of Directors

Michael A. George (1)
Former President and CEO
Qurate Retail

Linda A. Goodspeed (1,2)
Former Managing Partner and COO
WealthStrategies Financial Advisors

Earl G. Graves, Jr. (†,3*)
President and CEO
Black Enterprise

Enderson Guimaraes (3)
Former President and COO
Laureate Education Inc.

Brian P. Hannasch (2)
President and CEO
Alimentation Couche-Tard

D. Bryan Jordan (1*,3)
Chairman, President and CEO
First Horizon Corporation

Gale V. King (2)
Former Executive Vice President &
Chief Administrative Officer
Nationwide Mutual Insurance

George R. Mrkonic, Jr. (1, 2*)
Former Non-Executive Chairman
MARU Group

William C. Rhodes, III
Chairman, President and CEO
AutoZone, Inc.

Jill A. Soltau (3)
Former CEO
J.C. Penney Company, Inc.

(1) Audit Committee, (2) Compensation Committee, (3) Nominating and Corporate Governance Committee, * Committee Chair, † Lead Director
In addition with the previously announced leadership transition plan, the Board intends to appoint Mr. Daniele to the role of President and Chief Executive Officer and to serve on the Board of Directors effective January 2024.

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43069
Providence, RI 02940-3069
(877) 282-1168
(781) 575-2723
www.computershare.com

Annual Meeting

The Annual Meeting of Stockholders of AutoZone, Inc. will be held on Wednesday, December 20, 2023, 8:00 am Central Standard Time. The meeting will be held at the J.R. Hyde III Store Support Center located at 123 S. Front St. Memphis, TN 38103. Instructions on how shareholders can attend the annual meeting are provided in the Proxy Statement.

Investor Relations Website

Available at www.autozone.com and click on "Investor Relations" at the bottom of the page

Company Websites

www.autozone.com
www.autozonepro.com
www.alldata.com
www.duralastparts.com

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AZO

Auditors

Ernst & Young, LLP
Memphis, Tennessee

Code of Ethical Conduct

Available at www.autozone.com and click on "Investor Relations" at the bottom of the page

Environmental, Social and Governance Report

Available at www.autozone.com and click on "ESG" at the bottom of the page

Form of 10-K / Quarterly Report

Stockholders may obtain, free of charge, a copy of AutoZone's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting

- Investor Relations
  P.O. Box 2198
  Memphis, TN 38101
- Phoning (901) 495-7185 or
- Emailing investor.relations@autozone.com

Copies of all documents filed by AutoZone with the Securities and Exchange Commission, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, are also available at the SEC's EDGAR server at www.sec.gov.

Stockholders of Record

As of October 23, 2023, there were 1,703 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listing.

AutoZone

123 S. Front Street
Memphis, TN 38103-3607
(901) 495-6500
www.autozone.com


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